Exhibit 99.1

2 0 1 3 PETROCHINA COMPANY LIMITED INTERIM REPORT Hong Kong Stock Exchange Stock Code: 857 New York Stock Exchange Symbol: PTR Shanghai Stock Exchange Stock Code: 601857

PETROCHINA COMPANY LIMITED 2013 INTERIM REPORT

This interim report contains certain forward-looking statements with respect to the financial position, operational results and business of the Group. These forward-looking statements are, by their nature, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect to future events and are not a guarantee for future performance, nor do these statements constitute substantial undertakings to investors by the Group. Actual results may differ from the information contained in the forward-looking statements. Investors shall be aware of the risks relating to investments.

CONTENTS 003 CORPORATE PROFILE 006 SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS 009 CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS 013 DIRECTORS’ REPORT 029 SIGNIFICANT EVENTS 042 DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT FINANCIAL STATEMENTS 044 PREPARED IN ACCORDANCE WITH CHINA ACCOUNTING STANDARDS 114 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS 136 DOCUMENTS AVAILABLE FOR INSPECTION 137 CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

002 IMPORTANT NOTICE 2013 INTERIM REPORT IMPORTANT NOTICE The Board of Directors (the “Board”) of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and senior management of the Company warrant that there are no material omissions, misrepresentation or misleading statements contained in this interim report, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained herein. No substantial shareholder of the Company has obtained any funds from the Company from non-operating activities. The 2013 interim report was approved at the tenth meeting of the Fifth Session of the Board. Mr Wang Guoliang and Mr Yu Baocai, non-executive Directors of the Company, Mr Ran Xinquan, executive Director and Vice-President of the Company, Mr Cui Junhui and Mr Chen Zhiwu, independent non-executive Directors of the Company, were absent from the meeting. Mr Wang Guoliang had authorised Mr Li Xinhua, non-executive Director of the Company, in writing to attend the meeting by proxy and to exercise his voting rights on his behalf. Mr Yu Baocai had authorised Mr Wang Dongjin, executive Director and President of the Company, in writing to attend the meeting by proxy and to exercise his voting rights on his behalf. Mr Ran Xinquan had authorised Mr Liao Yongyuan, executive Director and Vice-President of the Company, in writing to attend the meeting by proxy and to exercise his voting rights on his behalf. Mr Cui Junhui had authorised Mr Li Yongwu, independent non-executive Director of the Company, in writing to attend the meeting by proxy and to exercise his voting rights on his behalf. Mr Chen Zhiwu had authorised Mr Liu Hongru, independent non-executive Director of the Company, in writing to attend the meeting by proxy and to exercise his voting rights on his behalf. Mr Zhou Jiping, Chairman of the Board, Mr Wang Dongjin, Director and President, and Mr Yu Yibo, Chief Financial Officer, warrant the truthfulness, accuracy and completeness of the financial statements included in the 2013 interim report. The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements in this interim report are unaudited. The Board was authorised by the shareholders to approve the distribution of an interim dividend for 2013 at the annual general meeting of the Company on May 23, 2013. The Board has resolved to declare and pay to all shareholders of the Company an interim dividend of RMB0.16110 per share (inclusive of tax) for the six months ended June 30, 2013 on the basis of a total of 183,020,977,818 shares of the Company as at June 30, 2013. The total amount of the interim dividend payable is RMB 29,485 million.

CORPORATE PROFILE 003 The Company was established as a joint stock company with limited liability under the Company Law of the People’s Republic of China (the “PRC” or “China”) on November 5, 1999 as part of the restructuring of the China National Petroleum Corporation (“CNPC”). The Group is the largest oil and gas producer and seller in the PRC, where it occupies a leading position in the oil and gas industry, one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group is primarily engaged in activities including: the exploration, development, production and marketing of crude oil and natural gas; the refining of crude oil and petroleum products; the production and marketing of primary and derivative petrochemical products and other chemical products; the marketing and trading of refining products; the transmission of natural gas, crude oil and refined products; and the marketing of natural gas. The American Depositary Shares (the “ADSs”), H shares and A shares of the Company were listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited (“HKEx” or “Hong Kong Stock Exchange”) and Shanghai Stock Exchange on April 6, 2000, April 7, 2000 and November 5, 2007, respectively. Registered Chinese Name of the Company: English Name of the Company: PetroChina Company Limited Legal Representative of the Company: Zhou Jiping Secretary to the Board: Li Hualin Address: No. 9 Dongzhimen North Street Dongcheng District Beijing, PRC Telephone: 86(10) 5998 6223 Facsimile: 86(10) 6209 9557 Email Address: suxinliang@petrochina.com.cn Representative on Securities Matters: Liang Gang Address: No. 9 Dongzhimen North Street Dongcheng District Beijing, PRC Telephone: 86(10) 5998 6959 Facsimile: 86(10) 6209 9559 Email Address: liangg@petrochina.com.cn

004 CORPORATE PROFILE 2013 INTERIM REPORT Representative of the Hong Kong Representative Office: Wei Fang Address: Suite 3705, Tower 2, Lippo Centre 89 Queensway, Hong Kong Telephone: (852) 2899 2010 Facsimile: (852) 2899 2390 Email Address: hko@petrochina.com.hk Legal Address of the Company: World Tower, 16 Andelu Dongcheng District Beijing, PRC Postal Code: 100011 Office Address of the Company: China Petroleum Building No. 9 Dongzhimen North Street Dongcheng District Beijing, PRC Postal Code: 100007 Website: http://www.petrochina.com.cn Company’s Email Address: suxinliang@petrochina.com.cn Newspapers for information disclosure: A shares: China Securities Journal, Shanghai Securities News and Securities Times Website publishing this interim report designated by the China Securities Regulatory Commission: http://www.sse.com.cn Copies of this interim report are available at: No. 9 Dongzhimen North Street, Dongcheng District Beijing, PRC Places of Listing: A shares: Shanghai Stock Exchange Stock Name: Stock Code: 601857 H shares: Hong Kong Stock Exchange Stock Name: PetroChina Stock Code: 857 ADSs: The New York Stock Exchange Symbol: PTR

PetroChina CORPORATE PROFILE 005 Other Related Information: Company Registration: July 22, 2013 (change of legal representative) Registration Authority: State Administration for Industry and Commerce Index for Registration Enquiry: Website of State Administration for Industry and Commerce (http://www.saic.gov.cn) Registration No. of Business License for Enterprise Legal Person: 100000000032522 Tax Registration No.: 110102710925462 Organisation Code: 71092546-2 Auditors of the Company: Domestic Auditors: Name: KPMG Huazhen (Special General Partnership) Address: 8th Floor, Tower E2, Oriental Plaza 1 East Chang’an Avenue Dongcheng District Beijing, PRC Overseas Auditors: Name: KPMG Certified Public Accountants Address: 8th Floor, Prince’s Building 10 Chater Road Central, Hong Kong

006 SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS 2013 INTERIM REPORT SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS 1. Key Financial Data and Financial Indicators Prepared under IFRS Unit: RMB million Changes from the As at the end As at the end end of the preceding of the reporting of the preceding year to the end of the Items period year reporting period (%) Total assets 2,341,474 2,168,896 8.0 Equity attributable to owners of the Company 1,101,128 1,064,010 3.5 Same period of Changes over the The reporting the preceding same period of the Items period year preceding year (%) Turnover 1,101,096 1,046,661 5.2 Profit attributable to owners of the Company 65,522 62,026 5.6 Net cash flows from operating activities 102,057 48,006 112.6 Basic earnings per share (RMB) 0.36 0.34 5.6 Diluted earnings per share (RMB) 0.36 0.34 5.6 Return on net assets (%) 6.0 6.0 -

007 SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS 0072. Key Financial Data and Financial Indicators Prepared under CAS Unit: RMB million Changes from the As at the end As at the end end of the preceding of the reporting of the preceding year to the end of the Items period year reporting period (%) Total assets 2,341,415 2,168,837 8.0 Equity attributable to equity holders of the Company 1,101,264 1,064,147 3.5 Same period of Changes over the The reporting the preceding same period of the Items period year preceding year (%) Operating income 1,101,096 1,046,661 5.2 Net profit attributable to equity holders of the Company 65,521 62,024 5.6 Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company 49,503 63,501 (22. 0) Basic earnings per share (RMB) 0.36 0.34 5.6 Diluted earnings per share (RMB) 0.36 0.34 5.6 Weighted average return on net assets (%) 6.0 6.0 -Net cash flows from operating activities 102,057 48,006 112.6

008 SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS 2013 INTERIM REPORT 3. Non-recurring profit/loss items Unit: RMB million For the six months ended June 30, 2013 Non-recurring profit/loss items profit / (loss) Net loss on disposal of non-current assets (441) Government grants recognised in the income statement 641 Net gain on disposal of available-for-sale financial assets 3 Reversal of provisions for bad debts against receivables 28 Gain on investment of certain pipeline net assets and operations 24,822 Other non-operating income and expenses (2,132) Sub-total 22,921 Tax impact of non-recurring profit/loss items (6,977) Impact of minority interests 74 Total 16,018 4. Differences between CAS and IFRS There is no difference between the consolidated net profit of the Group for the reporting period under IFRS and that under CAS; the consolidated shareholders’ equity as at the end of the reporting period under IFRS and CAS was RMB 1,233,512 million and RMB 1,233,530 million respectively, with a difference of RMB 18 million. The difference under the different accounting standards was primarily due to the revaluation of assets other than fixed assets and oil and gas properties in 1999. During the restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. The valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

PetroChina
CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS 009

CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS

1. Changes in Shareholdings

During the reporting period, there was no change in the total number or structure of shares of the Company arising from bonus issues or placings or otherwise.

2. Shareholdings of Substantial Shareholders

The total number of shareholders of the Company as at June 30, 2013 was 1,026,805, including 1,018,854 holders of A shares and 7,951 holders of H shares (including 272 holders of ADSs).

(1) Shareholdings of the top ten shareholders

Unit: Shares

Name of shareholders	Nature of shareholders	Number of shares held	Percentage of shareholding (%)	Increase / decrease during the reporting period (+,-)	Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
CNPC	State-owned	158,033,693,528[1]	86.35	0	0	0
HKSCC Nominees Limited[2]	Overseas legal person	20,829,039,708[3]	11.38	5,012,932	0	0
National Council for Social Security Fund of the PRC	State-owned legal person	400,000,000	0.219	0	400,000,000	0
Industrial and Commercial Bank of China Limited - China Universal SCI Index Securities Investment Fund	Domestic non-State-owned legal person	41,381,160	0.023	-2,473,830	0	0
Guangxi Investment Group Co., Ltd.	State-owned legal person	39,560,045	0.022	0	0	0
Industrial and Commercial Bank of China - Shanghai 50 Index ETF Securities Investment Fund	Domestic non-State-owned legal person	34,706,353	0.019	6,906,950	0	0
CSOP Asset Management Limited -CSOP FTSE China A50 ETF	Overseas legal person	31,191,081	0.017	4,423,611	0	0
Shanghai Liangneng Construction Engineering Company Limited	Domestic non-State-owned legal person	25,763,816	0.014	0	0	0
China Life Insurance Company Limited - Dividends - Personal Dividends - 005L - FH002 Shanghai	Domestic non-State-owned legal person	25,462,539	0.014	-3,208,342	0	0
China Life Insurance Company Limited - Traditional - Ordinary Insurance Products - 005L - CT001 Shanghai	Domestic non-State-owned legal person	22,121,986	0.012	-3,851,500	0	0

010 CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS

2013 INTERIM REPORT

Notes:

(1) Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

(2) HKSCC Nominees Limited is a subsidiary of the Hong Kong Stock Exchange and its principal business is to act as nominee on behalf of other corporate or individual shareholders.

(3) 291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

(2) Shareholdings of the top ten shareholders of shares without selling restrictions

Unit: Shares

Ranking	Name of shareholders	Number of shares held	Type of shares
1	CNPC	158,033,693,528[1]	A shares
2	HKSCC Nominees Limited	20,829,039,708	H shares
3	Industrial and Commercial Bank of China Limited - China Universal SCI Index Securities Investment Fund	41,381,160	A shares
4	Guangxi Investment Group Co., Ltd	39,560,045	A shares
5	Industrial and Commercial Bank of China - Shanghai 50 Index ETF Securities Investment Fund	34,706,353	A shares
6	CSOP Asset Management Limited - CSOP FTSE China A50 ETF	31,191,081	A shares
7	Shanghai Liangneng Construction Engineering Company Limited	25,763,816	A shares
8	China Life Insurance Company Limited. - Dividends - Personal Dividends - 005L - FH002 Shanghai	25,462,539	A shares
9	China Life Insurance Company Limited - Traditional - Ordinary Insurance Products - 005L - CT001 Shanghai	22,121,986	A shares
10	Bank of China Limited - Jiashi CSI 300 Index Trading Securities Investment Fund	21,179,810	A shares

Note:

(1) Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. These shares were held in the name of HKSCC Nominees Limited.

Statement on connected parties or parties acting in concert among the above-mentioned shareholders: except that "Industrial and Commercial Bank of China Limited - China Universal SCI Index Securities Investment Fund" and "Industrial and Commercial Bank of China - Shanghai 50 Index ETF Securities Investment Fund" are both under the custody of Industrial and Commercial Bank of China Limited, and that "China Life Insurance Company Limited - Dividends - Personal Dividends - 005L - FH002 Shanghai" and "China Life Insurance Company Limited - Traditional - Ordinary Insurance Products - 005L - CT001 Shanghai" are both under the management of China Life Insurance Company Limited, the Company is not aware of any connection among or between the top ten shareholders and the top ten shareholders of shares without selling restrictions or that they are parties acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

PetroChina

CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS 011

(3) Disclosure of substantial shareholders under Hong Kong's Securities and Futures Ordinance

So far as the Directors are aware, as at June 30, 2013, the persons other than a Director, Supervisor or senior management of the Company who had interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance were as follows:

Name of shareholders	Nature of shareholding	Number of shares	Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
CNPC	A Shares	158,033,693,528 (L)	Beneficial Owner	97.60	86.35
	H Shares	291,518,000 (L)[1]	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16
Aberdeen Asset Management Plc and its Associates (together "the Group"),on behalf of Accounts Managed by the Group	H Shares	1,900,462,023(L)	Investment Manager	9.01	1.04
BlackRock, Inc. [2]	H Shares	1,441,132,739(L)	Interest of Corporation Controlled by the Substantial Shareholder	6.83	0.79
		6,770,000 (S)		0.03	0.004
JPMorgan Chase & Co. [3]	H Shares	1,265,016,204 (L)	Beneficial Owner / Investment Manager / Custodian Corporation / Approved Lending Agent	5.99	0.69
		117,817,221 (S)	Beneficial Owner	0.56	0.06
		985,348,906 (LP)	Custodian Corporation / Approved Lending Agent	4.67	0.54
Templeton Asset Management Ltd.	H Shares	1,261,064,077(L)	Investment Manager	5.98	0.69

(L) Long position (S) Short position (LP) Lending pool

Notes:

(1) 291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

(2) BlackRock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,441,132,739 H shares (long position) and 6,770,000 H shares (short position) were held in the capacity as a corporation controlled by the substantial shareholder.

(3) JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 216,068,567 H shares (long position) and 117,817,221 H shares (short position) were held in its capacity as beneficial owner; 63,598,731 H shares (long position) were held in its capacity as investment manager; and 985,348,906 H shares (long position) were held in its capacity as custodian corporation / approved lending agent. These 1,265,016,204 H shares (long position) included the interests held in its capacity as beneficial owner, investment manager and custodian corporation / approved lending agent.

012 As at June 30, 2013, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) had an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance. 3. Information on Changes of Controlling There was no change in the controlling shareholder or the de facto controller of the Company during the reporting period.

PetroChina
DIRECTORS' REPORT 013

DIRECTORS' REPORT

The Board of the Company is pleased to present the Directors' report.

1. Review of Operating Results

In the first half of 2013, the Group was confronted with the severe situation of the sluggish global economic recovery, the slowing down of China's economic growth and the weak demand in the oil and petrochemical markets. In the face of such challenges, the Group continued to vigorously implement its three key strategies on "resources, markets and internationalisation", placed emphasis on the development of oil and gas as its principal activities, strengthened the overall balance of production, transportation, sales and storage, focused on quality and profitability, and enhanced its investing activities and cost control. As a result, the Group's production and operations showed a tendency to steadily improve and its operating results met expectations.

(1) Market Review

• Crude Oil Market

In the first half of 2013, the crude oil supply and demand were relatively balanced, the global crude oil inventory increased and international oil prices had dropped slightly. The price spread between West Texas Intermediate ("WTI") crude oil and North Sea Brent crude oil tended to narrow. The average price for WTI crude oil was US$94.17 per barrel, whilst the average price for North Sea Brent crude oil was US$107.50 per barrel, representing a decrease of 4.06% and 5.38% respectively as compared with the same period in 2012. According to relevant information, China's crude oil output was 103 million tons in the first half of 2013, representing an increase of 3.2% as compared with the same period in 2012.

• Refined Products Market

In the first half of 2013, the domestic consumption of gasoline increased relatively quickly, whilst the consumption of diesel (closely associated with industrial and agricultural production) decreased. The ratio of diesel consumption to gasoline consumption was the lowest in recent years. The inventory of refined products maintained a relatively high level.

According to relevant information, in the first half of 2013, the domestic quantity of processed crude oil amounted to 217 million tons, representing an increase of 6.6% as compared with the same period in 2012, and the domestic output of refined products amounted to 134 million tons, representing an increase of 6.0% as compared with the same period in 2012. Specifically, the gasoline output and the diesel output increased by 14.8% and 0.1% respectively as compared with the same period in 2012. The apparent consumption of refined products amounted to 127 million tons, representing an increase of 4.0% as compared with the same period in 2012, among which, the apparent consumption of gasoline increased by 12.2% and the apparent consumption of diesel dropped by 1.7% as compared with the same period in 2012. In the first half of 2013, the PRC government made six adjustments to the prices of domestic gasoline and diesel products, and the prices of reference gasoline and diesel dropped, in aggregate, by RMB305 per ton and RMB310 per ton respectively. The price trend of domestic refined products was broadly in line with that of oil prices in the international markets.

• Chemical Products Market

In the first half of 2013, due to the sluggish global economic growth, China's structural transformation of

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domestic economy and weak exports, the market demand for chemical products remained weak and the supply of main chemical products exceeded the demand, resulting in a relatively significant drop in prices. The prices of some chemical products hit a record low.

- Natural Gas Market

In the first half of 2013, domestic natural gas supply increased steadily while consumption grew even faster. The PRC experienced certain shortages in the supply of natural gas.

According to relevant information, the domestic output of natural gas in the first half of the year was 58.8 billion cubic metres, representing an increase of 9.0% as compared with the same period in 2012. Imports of natural gas (including liquefied natural gas ("LNG")) amounted to approximately 24.7 billion cubic metres, representing an increase of 24.6% as compared with the same period in 2012. The apparent consumption of natural gas was 81.5 billion cubic metres, representing an increase of 13.1% as compared with the same period in 2012.

(2) Business Review

- Exploration and Production

Domestic Exploration Operations

In the first half of 2013, the Group continued to implement the "Peak Growth in Oil and Gas Reserves" Program, strengthened pre-exploration and venture exploration and pushed forward the exploration of tight oil and gas. Important achievements were made in Gaoshiti-Moxi in Sichuan Basin and Jiyuan in Erdos Basin, and important discoveries were made in Tarim Basin, Junggar Basin, Bohai Bay Basin, Songliao Basin and Qaidam Basin. The Group's domestic oil and gas reserves continued to increase steadily.

PetroChina
DIRECTORS' REPORT 015

Domestic Development and Production Operations

In the first half of 2013, the Group actively transformed the mode of oilfields development. It continued to carry out water injection projects, took further actions to push forward secondary development and important development experiments and accelerated the capacity building in such oil and gas fields as those in Daqing, Changqing and Xinjiang, which further strengthened the foundation for oilfields development. The overall production of crude oil remained stable with an output of 407.5 million barrels, representing an increase of 1.8% as compared with the same period in 2012.

In the first half of 2013, the Group focused its natural gas production on key gas areas and projects and pushed forward the capacity building in key gas areas such as Longwangmiao, Sulige, Dabei and Keshen, the Group's natural gas output amounted to 1,332.8 billion cubic feet, representing an increase of 8.2% as compared with the same period in 2012.

Overseas Oil and Gas Operations

In the first half of 2013, facing difficulties such as the complex and capricious geopolitical environment and policy adjustments in resource-rich countries, the Group strengthened overall planning and coordination, carried out oil and gas exploration in a well-organised manner and accelerated capacity building for key projects for its overseas oil and gas operations, achieving an oil and natural gas equivalent output of 67.5 million barrels. Such output represented an increase of 8.0% as compared with the same period in 2012, accounting for 9.7% of the Group's aggregate oil and natural gas equivalent output, and reflected a steadily-growing contribution to the Group. The Group made new achievements in project development, acquiring from ConocoPhillips Company certain interest in the off-shore natural gas project and on-shore shale gas project in west Australia and acquiring from BHP Billiton Ltd. all the interest it held in the Browse project in west Australia.

In the first half of 2013, the oil and gas output of the Group increased steadily. The Group recorded a crude oil output of 464.2 million barrels, representing an increase of 2.6% as compared with the same period in 2012, a marketable natural gas output of 1,397.5 billion cubic feet, representing an increase of 8.1% as compared with the same period in 2012, and an oil and natural gas equivalent output 697.2 million barrels, representing an increase of 4.4% as compared with the same period in 2012.

Summary of Operations of the Exploration and Production Segment

	Unit	First half of 2013	First half of 2012	Changes (%)
Crude oil output	Million barrels	464.2	452.4	2.6
Marketable natural gas output	Billion cubic feet	1,397.5	1,292.4	8.1
Oil and natural gas equivalent output	Million barrels	697.2	667.9	4.4

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

- Refining and Chemicals

In the first half of 2013, for its refining and chemical operations, the Group adhered to the principles of market orientation and profitability, reasonably arranged processing overwork load, scientifically arranged maintenance of production facilities, improved the steady operation of production facilities, continued to optimise resources allocation and products structure and steadily increased the proportion of high-profitability products. The Group

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processed 499.0 million barrels of crude oil and produced 45.139 million tons of gasoline, kerosene and diesel, representing an increase of 1.9% and 3.0% as compared with the same period in 2012 respectively. Facing a continued sluggish market, the Group strengthened the connection between production and sales and sold 13.673 million tons of chemical products, representing an increase of 13.4% as compared with the same period in 2012.

In the first half of 2013, the Group made new progress in the construction of key projects. The auxiliary project for processing sulphur oil of Guangxi Petrochemical and the fertiliser project of Ningxia Petrochemical started equipment installation. The construction of the projects of Sichuan Petrochemical, Guangdong Petrochemical and Huabei Petrochemical continued to proceed. The quality upgrading project of refined products was carried out in full scale.

Summary of Operations of the Refining and Chemicals Segment

	Unit	First half of 2013	First half of 2012	Changes (%)
Processed crude oil	Million barrels	499.0	489.7	1.9
Gasoline, kerosene and diesel output	'000 ton	45,139	43,826	3.0
of which: Gasoline	'000 ton	14,701	13,119	12.1
Kerosene	'000 ton	1,834	1,545	18.7
Diesel	'000 ton	28,604	29,162	(1.9)
Refining yield	%	93.8	93.8	-
Ethylene	'000 ton	2,060	1,761	17.0
Synthetic resin	'000 ton	3,357	2,937	14.3
Synthetic fibre raw materials and polymers	'000 ton	696	844	(17.5)
Synthetic rubber	'000 ton	364	310	17.4
Urea	'000 ton	2,103	2,374	(11.4)

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

• Marketing

Domestic Operations

In the first half of 2013, in spite of the challenges of weak demand and dropping price for refined products in the domestic market, the Group managed to operate its marketing business in a steady and orderly manner by continuing to optimise resources allocation, flexibly organising marketing activities and focusing on end customers and the sales of high value-added products. The domestic sales of gasoline, kerosene and diesel amounted to 57.342 million tons, representing an increase of 5.3% as compared with the same period in 2012. The sales of high-grade gasoline and aviation kerosene grew rapidly. The fuel oil and lubricant businesses continued to develop steadily. The total number of operating service stations exceeded 20,000, and the Group further optimised its sales network and enhanced its ability to cope with market changes.

International Trading Operations

In the first half of 2013, the international trading operations of the Group continued to develop at a relatively fast pace. The oil and gas operating hub in Asia continued to improve its operations, resulting in clearly enhanced competitiveness and market standing in the region. The oil and gas operating hub in Europe was further integrated and the sales volume and performance in continental Europe grew against the general slow-down tendency of the

017 region. The construction of the oil and gas operating hub in America was accelerated and the trade volume in this region continued to increase. The Group sold a total of 79.392 million tons of gasoline, kerosene and diesel in the first half of 2013, representing an increase of 8.7% as compared with the same period in 2012. Natural Gas and Pipeline In the first half of 2013, the Group coordinated and balanced the utilisation of domestic and overseas resources and enhanced the domestic production and supply potentials for its natural gas business. The Group improved the peak shaving capabilities of gas and LNG storages, optimised the operation of its pipeline network, strengthened the management of the demand side, and pushed forward the development of new pipelines and high-profitability markets in a well-organised way, thus ensuring sales profitability. In the first half of 2013, the construction of key oil and gas pipelines progressed in a steady manner. The Second West-East Pipeline began to supply gas to Guangxi and Hong Kong. The Horgos-Urumqi section of the west section of the Third West-East Pipeline was put into operation. The Nanbu-Tongliang section of the Zhongwei-Guiyang Pipeline was joined up. The construction of Shandong Pipeline Network, the Jinzhou-Zhengzhou refined products pipeline and the Tangshan LNG was carried out as planned. Meanwhile, the Group innovated a pipeline joint venture model. It contributed certain pipeline net assets and operations to a joint venture and introduced capital such as insurance and industrial funds, which was of great importance for the Group to achieve sustainable growth of assets and further development of its oil and gas business.

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2. Management Discussion and Analysis

(1) The financial data set out below is extracted from the interim condensed consolidated financial statements of the Group prepared under IFRS

• Consolidated Operating Results

In the first half of 2013, the Group achieved a turnover of RMB1,101,096 million, representing an increase of 5.2% as compared with the same period in 2012. Profit attributable to owners of the Company was RMB65,522 million, representing an increase of 5.6% as compared with the same period in 2012. Basic earnings per share were RMB0.36, representing an increase of RMB0.02 as compared with the same period in 2012.

Turnover Turnover increased by 5.2% to RMB1,101,096 million for the first half of 2013 from RMB1,046,661 million for the first half of 2012. This was primarily due to the increase in the sales volume of the Group's major products including crude oil, natural gas, gasoline and diesel and the increase in the selling price of natural gas. The table below sets out the external sales volume and average realised prices for the major products sold by the Group in the first half of 2013 and 2012 and their respective percentages of change during these periods:

	Sales Volume ('000 ton)			Average Realised Price (RMB/ton)		
	First half of 2013	First half of 2012	Percentage of change (%)	First half of 2013	First half of 2012	Percentage of change (%)
Crude oil[1]	39,109	33,047	18.3	4,559	4,803	(5.1)
Natural gas (100 million cubic metres, RMB/'000 cubic metres)	478.77	436.21	9.8	1,151	1,108	3.9
Gasoline	26,523	22,923	15.7	7,760	8,093	(4.1)
Diesel	46,168	44,672	3.3	6,791	7,135	(4.8)
Kerosene	6,701	5,473	22.4	6,052	6,505	(7.0)
Heavy oil	6,184	3,887	59.1	4,523	4,829	(6.3)
Polyethylene	1,757	1,444	21.7	9,354	8,979	4.2
Lubricant	886	1,040	(14.8)	9,739	9,344	4.2

(1) The crude oil listed above represents all the external sales volume of crude oil of the Group.

Operating Expenses Operating expenses increased by 4.7% to RMB1,001,236 million for the first half of 2013 from RMB956,042 million for the first half of 2012, of which:

Purchases, Services and Other Purchases, services and other increased by 9.8% to RMB722,920 million for the first half of 2013 from RMB658, 111 million for the first half of 2012. This was primarily due to (i) increases in purchase cost as a result of larger trading volumes in the oil products, and (ii) increases in purchase cost of natural gas imports from Central Asia and LNG imports to expand the natural gas market and satisfy the increasing demand for natural gas in the domestic market.

Employee Compensation Costs Employee compensation costs for the first half of 2013 were RMB55,659 million, representing an increase of 12.2% from RMB49,612 million for the first half of 2012. Excluding factors such as the expansion of the production and operation scale and the increase in the number of employees, employee compensation costs represented an increase of 8.7% as compared with the same period in 2012. Such increase was primarily due to the fact that the Group adjusted the wages of frontline employees as appropriate based on the increase

019 in Consumer Price Index (“CPI”), social average wages and operating results, and that the Group increased social insurance contributions in line with the increase in the social insurance base as stipulated by local governments.E x p lo r a t io n E x p e n s e s E x p l o r a t i o n e x p e n s e s decreased by 3.2% to RMB13,465 million for the first half of 2013 from RMB13,905 million for the first half of 2012. This was primarily due to the Group’s continuous implementation of the “Peak Growth in Oil and Gas Reserves” Program and the rise in the success rate of test pits.Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased by 2.5% to RMB75,893 million for the first half of 2013 from RMB74,046 million for the first half of 2012. This was primarily due to the increase in the average carrying value of fixed assets and the average net book value of oil and gas properties, causing an increase in depreciation and depletion.Selling, General and Administrative Expenses Selling, general and administrative expenses increased by 8.6% to RMB36,545 million for the first half of 2013 from RMB33,645 million for the first half of 2012. This was primarily due to the increase in technical service expenses, lease expenses and transportation expenses during the reporting period as compared with the same period in 2012.Taxes other than Income Taxes Taxes other than income taxes decreased by 3.4% to RMB124,364 million for the first half of 2013 from RMB128,686 million for the first half of 2012. This was primarily due to the fact that, as a result of the reduced price of crude oil during the first half of 2013, the crude oil special gain levy payable by the Group decreased from RMB42,612 million for the first half of 2012 to RMB37,073 million for the first half of 2013.Other Income, net Other income, net increased by RMB25,647 million to RMB27,610 million for the first half of 2013, compared with other income, net of RMB1,963 million for the first half of 2012. This was primarily because the Group recognised the gain on investment of certain pipeline net assets and operations during the reporting period.Profit from Operations Profit from operations was RMB99,860 million for the first half of 2013, representing an increase of 10.2% from RMB90,619 million for the first half of 2012.Net Exchange Loss Net exchange loss increased by 128.0% to RMB440 million for the first half of 2013 from RMB193 million for the first half of 2012. The increase was mainly due to the fluctuations in the exchange rate between Renminbi and the US dollar during the reporting period.Net Interest Expenses Net interest expenses increased by RMB2,445 million to RMB10,018 million for the first half of 2013 from RMB7,573 million for the first half of 2012. The increase was mainly due to a rise in interest-bearing debts of the Group to finance production, operations, investments and construction.Profit before Income Tax Expense Profit before income tax expense was RMB93,761 million for the first half of 2013, representing an increase of 7.0% from RMB87,592 million for the first half of 2012.Income Tax Expense Income tax expense increased by 19.4% to RMB21,204 million for the first half of 2013 from RMB17,763 million for the first half of 2012. The increase was primarily due to an increase in the taxable profit for the reporting period.Profit for the period Profit amounted to RMB72,557 million for the first half of 2013, representing an increase of 3.9% from RMB69,829 million for the first half of 2012.Profit attributable to non-controlling interests Profit attributable to non-controlling interests was RMB7,035 million for the first half of 2013, representing a decrease of 9.8% from RMB7,803 million for the first half of 2012. This was primarily due to the decrease in the profits of certain overseas subsidiaries of the Group as a result of the drop in the international crude oil price.Profit attributable to owners of the Company Profit attributable to owners of the Company amounted to

020 RMB65,522 million for the first half of 2013, representing an increase of 5.6% from RMB62,026 million for the first half of 2012.ss Segment ResultsExploration and ProductionTurnover The average realised crude oil price in the first half of 2013 was US$100.49 per barrel, representing a decrease of 6.9% from US$107.98 per barrel for the first half of 2012. As a result of the drop in the price of crude oil, the turnover of the Exploration and Production segment was RMB385,456 million, representing a decrease of 1.8% from RMB392,460 million for the first half of 2012.Operating Expenses Operating expenses of the Exploration and Production segment increased by 2.9% to RMB286,649 million for the first half of 2013 from RMB278,668 million for the first half of 2012. Of which, purchases, services and other increased by RMB6,387 million, and depreciation, depletion and amortisation increased by RMB3,671 million as compared with the same period in 2012.In the first half of 2013, the Group’s oil and gas lifting cost was US$12.29 per barrel, representing an increase of 9.1% from US$11.27 per barrel in the first half of 2012. Excluding the effect of exchange rate movements, oil and gas lifting cost increased by 7.9% as compared with the same period in 2012. This was primarily due to an increase in such basic operational expenses as materials, fuels and power as compared with the same period in 2012.Profit from Operations In the first half of 2013, as a result of the fall in the price of crude oil and the increase in costs, the realised profit from operations of the Exploration and Production segment decreased by 13.2% to RMB98,807 million for the first half of 2013 from RMB113,792 million for the first half of 2012. The Exploration and Production segment remained a key profit contributor to the Group.2013 INTERIM REPORTRefining and ChemicalsTurnover The turnover of the Refining and Chemicals segment in the first half of 2013 was RMB436,437 million, which was roughly the same as the turnover of RMB433,149 million for the first half of 2012.Operating Expenses Operating expenses of the Refining and Chemicals segment decreased by 2.1% to RMB452,298 million for the first half of 2013 from RMB462,024 million for the first half of 2012. Of which, purchases, services and other decreased by RMB13,055 million as compared with the same period in 2012. This was primarily due to the decrease in the purchase cost of crude oil as a result of the drop in the international crude oil price.In the first half of 2013, the cash processing cost of refineries was RMB154.41 per ton, representing an increase of 2.0% as compared with the same period in 2012. This was primarily due to an increase in fuel and power prices as compared with the same period in 2012.Profit from Operations In the first half of 2013, the State promulgated the new pricing mechanism for refined products. The Group successfully reduced losses of the Refining and Chemicals segment to a significant extent as compared with the same period in 2012 by taking advantage of this opportunity, adhering to the principles of market orientation and profitability and striving to optimise resources allocation and products structure. In the first half of 2013, the Refining and Chemicals segment incurred a loss from operations amounting to RMB15,861 million, representing a decrease of RMB13,014 million from RMB28,875 million for the first half of 2012, of which a loss of RMB7,769 million was attributable to the refining operations, representing a decrease in loss of RMB15,539 million as compared with the same period in 2012, and a loss of RMB8,092 million was attributable to the chemicals operations, representing an increase in loss of RMB2,525 million as compared with the same period in 2012, which was mainly due to the weak market for chemicals.

021 MarketingTurnover The turnover of the Marketing segment increased by 4.8% to RMB943,248 million for the first half of 2013 from RMB900,111 million for the first half of 2012, which was primarily due to an increase in operating income from the oil products trading business as a result of the steady growth of the Group’s overseas trade.Operating Expenses Operating expenses of the Marketing segment increased by 5.6% to RMB939,820 million for the first half of 2013 from RMB890,110 million for the first half of 2012. Of which, purchases, services and other increased by RMB48,744 million as compared with the same period in 2012, which was primarily due to an increase in the expenses relating to the oil products trading business as a result of the expansion of the Group’s overseas trade.Profit from Operations In the first half of 2013, as a result of the slowdown of the domestic and international macro-economy and the weak demand for refined products,profit from operations of the Marketing segment amounted to RMB3,428 million, representing a decrease of 65.7% from RMB10,001 million for the first half of 2012.Natural Gas and PipelineTurnover The turnover of the Natural Gas and Pipeline segment increased by 7.7% to RMB105,583 million for the first half of 2013 from RMB98,062 million for the first half of 2012, which was primarily due to: (i) the increase in the sales and transmission volume of natural gas; and (ii) the increase in the sales revenue of city gas and other businesses.Operating Expenses Operating expenses of the Natural Gas and Pipeline segment decreased by 13.2% to RMB83,701 million for the first half of 2013 from RMB96,425 million for the first half of 2012. This was primarily due to the increase of other income as a result of the gain realised on the Group’s contribution of certain pipeline net assets and operations into a joint venture company during the reporting period.

022 DIRECTORS' REPORT

2013 INTERIM REPORT

Profit from Operations The Natural Gas and Pipeline segment effectively balanced the two kinds of resources of domestic gas and imported gas, strengthened external cooperation, introduced strategic investors, scientifically controlled the pipeline transmission costs and strived to increase the price and sales volume in the first half of 2013. These resulted in achieving an operating profit of RMB21,882 million, representing an increase of RMB20,245 million from RMB1,637 million for the first half of 2012. In the first half of 2013, the Natural Gas and Pipeline segment recorded a loss of RMB15,851 million for the sales of 12.666 billion cubic metres of natural gas imported from Central Asia and recorded a loss of RMB11,631 million for the sales of 3.994 billion cubic metres of imported LNG. Excluding the refund of the import value-added tax by the State for importing LNG totalling RMB3,960 million, the sales of imported gas recorded a loss of RMB23,522 million.

In the first half of 2013, the Group's overseas operations(note) achieved a turnover of RMB368,064 million or 33.4% of the Group's total turnover. Profit before income tax expense of overseas operations was RMB12,080 million or 12.9% of the Group's profit before income tax expense.

Note: The four operating segments of the Group are namely Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. Overseas operations do not constitute a separate operating segment of the Group. The financial data of overseas operations are included in the financial data of the respective operating segments mentioned above.

- Cash Flows

As at June 30, 2013, the primary sources of funds of the Group were cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures and repayment of short-term and long-term borrowings.

The table below sets forth the cash flows of the Group for the first half of 2013 and 2012, respectively, and the amount of cash and cash equivalents as at the end of each reporting period:

	Period of six months ended June 30	
	2013	2012
	RMB million	RMB million
Net cash flows from operating activities	102,057	48,006
Net cash flows used for investing activities	(98,803)	(147,811)
Net cash flows from financing activities	104,809	111,308
Translation of foreign currency	(1,366)	676
Cash and cash equivalents at end of the period	150,092	73,351

Net Cash Flows From Operating Activities

The net cash flows of the Group from operating activities for the first half of 2013 were RMB102,057 million, representing an increase of 112.6% from RMB48,006 million for the first half of 2012. This was mainly due to a combination of effects brought about by the increase of profit during the reporting period as compared with that of the same period in 2012 and the change in working capital such as inventory and other account payables, as a result of the strengthening of management and the optimisation of production and operation by the Group. As at June 30, 2013, the Group had cash and cash equivalents of RMB150,092 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 85.8% were denominated in Renminbi, approximately 9.8% were denominated in US Dollars, approximately 1.3% were

PetroChina
DIRECTORS' REPORT 023

denominated in Hong Kong Dollars and approximately 3.1% were denominated in other currencies).

Net Cash Flows Used For Investing Activities

The net cash flows of the Group used for investing activities for the first half of 2013 were RMB98,803 million, representing a decrease of 33.2% from RMB147,811 million for the first half of 2012. The decrease in cash flows used for investing activities was primarily due to a combination of effects brought about by the inflow of capital from the Group's investment in a joint venture with certain pipeline net assets and operations as the Group strengthened external cooperation and introduced strategic investors, and the decrease in new term deposits with a maturity of more than three months.

Net Cash Flows From Financing Activities

The net cash flows of the Group from financing activities for the first half of 2013 were RMB104,809 million, representing a decrease of 5.8% from RMB111,308 million for the first half of 2012. This was primarily due to a decrease in new net borrowings during the reporting period as compared with the same period in 2012, as a result of the strengthening of the management of interest-bearing borrowings and optimising of the borrowings structure by the Group.

The net borrowings of the Group as at June 30, 2013 and December 31, 2012, respectively, were as follows:

	As at June 30, 2013	As at December 31, 2012
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	184,197	151,247
Long-term borrowings	366,398	293,774
Total borrowings	550,595	445,021
Less: Cash and cash equivalents	150,092	43,395
Net borrowings	400,503	401,626

The following table sets out the remaining contractual maturities of borrowings as at June 30, 2013 and December 31, 2012, respectively, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	As at June 30, 2013	As at December 31, 2012
	RMB million	RMB million
Within 1 year	203,723	166,089
Between 1 and 2 years	93,111	92,311
Between 2 and 5 years	190,444	162,992
After 5 years	145,947	83,806
	633,225	505,198

024 DIRECTORS' REPORT

2013 INTERIM REPORT

Of the total borrowings of the Group as at June 30, 2013, approximately 71.2% were fixed-rate loans and approximately 28.8% were floating-rate loans. Of the total borrowings as at June 30, 2013, approximately 79.4% were denominated in Renminbi, approximately 19.8% were denominated in US Dollars and approximately 0.8% were denominated in other currencies.

As at June 30, 2013, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 30.9%. The scale of interest-bearing borrowings was within a controlled range.

- Capital Expenditures

For the first half of 2013, capital expenditures of the Group were RMB108,207 million, representing a decrease of 3.1% from RMB111,678 million for the first half of 2012, which were primarily used for oil and gas explorations and development and the construction of pipelines with strategic importance and trunk pipeline networks. The following table sets out the capital expenditures incurred by the Group for the first half of 2013 and for the first half of 2012 and the estimated capital expenditures for each of the business segments of the Group for the whole year of 2013.

	For the first half of 2013		For the first half of 2012		Estimates for 2013	
	RMB million	(%)	RMB million	(%)	RMB million	(%)
Exploration and Production*	76,446	70.65	69,006	61.79	239,600	67.49
Refining and Chemicals	4,440	4.10	9,279	8.31	32,400	9.13
Marketing	1,625	1.50	2,495	2.23	14,300	4.03
Natural Gas and Pipeline	25,160	23.25	30,768	27.55	65,700	18.51
Head Office and Other	536	0.50	130	0.12	3,000	0.84
Total	108,207	100.00	111,678	100.00	355,000	100.00

* If investments related to geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for the first half of 2012 and the first half of 2013, and the estimates for the same for the year of 2013 would be RMB75,101 million, RMB83,311 million and RMB250,600 million, respectively.

Exploration and Production

Capital expenditures for the Exploration and Production segment amounted to RMB76,446 million for the first half of 2013. The expenditures were primarily used for oil and gas exploration and development conducted both within and outside the PRC. The Group continued to implement the "Peak Growth in Oil and Gas Reserves" Program for domestic exploration and devoted more efforts to key oil and gas regions such as Songliao Basin, Erdos Basin, Tarim Basin, Sichuan Basin and Bohai Bay Basin. For its development activities, the Group focused on maintaining the steady annual output of 40 million tons of crude oil from Daqing, increasing the annual oil and natural gas equivalent output to 50 million tons from Changqing, as well as increasing the output from oil and gas fields such as those in Xinjiang and Tarim. For its overseas operations, the Group focused on oil and gas exploration and development in joint cooperation areas in Central Asia, the Middle East, America, Africa and the Asia Pacific region.

The Group anticipates that capital expenditures for the Exploration and Production segment for 2013 would amount to RMB239,600 million.

PetroChina

DIRECTORS' REPORT 025



Refining and Chemicals

Capital expenditures for the Refining and Chemicals segment amounted to RMB4,440 million for the first half of 2013, of which, approximately RMB2,713 million was used for the construction and expansion of refining facilities. This mainly included the construction of large refining projects such as Guangdong Petrochemical and Huabei Petrochemical. Approximately RMB1,727 million was used for the construction and expansion of chemical facilities. This mainly included construction of large ethylene projects such as Sichuan Petrochemical and Fushun Petrochemical.

The Group anticipates that capital expenditures for the Refining and Chemicals segment for 2013 will amount to RMB32,400 million.

Marketing

Capital expenditures for the Marketing segment amounted to RMB1,625 million for the first half of 2013, which were used primarily for the construction and expansion of the sales network for high-profitability markets and the construction of international trade centres and facilities.

The Group anticipates that capital expenditures for the Marketing segment for 2013 will amount to RMB14,300 million.

Natural Gas and Pipeline

Capital expenditures for the Natural Gas and Pipeline segment amounted to RMB25,160 million for the first half of 2013, which were used primarily for the construction of key oil and gas transmission pipelines such as those of the Third West-East Gas Pipeline, the Third Shaanxi-Beijing Gas Pipeline, Zhongwei-Guiyang Gas Pipeline, associated LNG projects and city gas facilities.

The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment for 2013 will amount to RMB65,700 million.

026 DIRECTORS' REPORT

2013 INTERIM REPORT

Head Office and Other

Capital expenditures for the Head Office and Other segment for the first half of 2013 were RMB536 million, which were primarily used for scientific research activities and construction of information system.

The Group anticipates that capital expenditures for the Head Office and Other segment for 2013 will amount to RMB3,000 million.

(2) The financial data set out below is extracted from the consolidated financial statements of the Group prepared under CAS

• Principal operations by segment under CAS

	Income from principal operations for the first half of 2013	Cost of principal operations for the first half of 2013	Gross margin*	Changes in income from principal operations over the same period of the preceding year	Changes in cost of principal operations over the same period of the preceding year	Increase/ (decrease) in gross margin
	RMB million	RMB million	(%)	(%)	(%)	(Percentage points)
Exploration and Production	378,551	201,143	30.6	(1.8)	6.5	(3.3)
Refining and Chemicals	432,845	372,064	1.0	0.7	(3.2)	3.3
Marketing	937,037	909,175	2.8	4.7	5.7	(0.9)
Natural Gas and Pipeline	104,340	107,241	(3.6)	7.5	13.2	(5.2)
Head Office and Other	156	45	-	(3.7)	(44.4)	-
Inter-segment elimination	(770,292)	(770,281)	-	-	-	-
Total	1,082,637	819,387	13.2	5.2	9.1	(1.9)

* Gross margin = Profit from principal operations / Income from principal operations

During the reporting period, the total amount of connected transactions from sales of products and provision of services by the Group to CNPC and its subsidiaries was RMB44,392 million.

• Principal operations by region under CAS

	First half of 2013	First half of 2012	Changes over the same period of the preceding year
Operating income	**RMB million**	**RMB million**	**(%)**
Mainland China	733,032	713,942	2.7
Other	368,064	332,719	10.6
Total	1,101,096	1,046,661	5.2

PetroChina
DIRECTORS' REPORT 027

• Principal subsidiaries, associates and jointly controlled entities of the Group

Company name	Registered capital RMB million	Shareholding %	Amount of total assets RMB million	Amount of total liabilities RMB million	Net profit RMB million
Daqing Oilfield Company Limited	47,500	100.00	263,060	69,418	30,623
CNPC Exploration and Development Company Limited	16,100	50.00	146,867	41,923	7,612
PetroChina Hong Kong Limited	HK$7,592 million	100.00	90,810	37,352	3,909
PetroChina International Investment Company Limited	31,314	100.00	89,796	62,877	(2,295)
PetroChina International Co., Ltd	14,000	100.00	162,340	128,963	1,737
PetroChina Northwest United Pipelines Company Limited	62,500	52.00	64,674	1,648	545
Dalian West Pacific Petrochemical Co., Ltd	US$258 million	28.44	7,762	11,679	(519)
China Marine Bunker (PetroChina) Co., Ltd	1,000	50.00	12,880	10,359	53
China Petroleum Finance Co., Ltd	5,441	49.00	613,230	580,987	1,954
Arrow Energy Holdings Pty Ltd.	AUD 2	50.00	47,571	18,193	(2,187)
PetroChina United Pipelines Company Limited (1)	40,000	50.00	83,340	2,753	566

Notes:

(1) PetroChina United Pipelines Company Limited was established in June 2013, with a registered capital of RMB40.0 billion, of which the Group holds a 50% equity interest.

(2) For details of the nature of business and net profit of principal subsidiaries, associates and jointly controlled entities of the Group, please refer to Note 6 and Note 13 of the financial statements of the Group prepared under CAS.

3. Business Prospects for the Second Half of the Year

The recovery of the global economy will remain highly uncertain in the second half of 2013. The supply in the international oil market may slightly exceed the demand. The crude oil price is likely to continue to fluctuate at high levels. For the second half of the year, it is expected that there maybe some difficulties for the rebound of the domestic economy. The likelihood of a significant improvement in the conditions of the petroleum and petrochemical markets will be low. The Group will continue to enhance its assessment of the situation, prioritise the development of its domestic upstream business, speed up the development of its natural gas operations, promote the scale and high quality development of its overseas operations, effectively develop its refining and chemicals business at a moderate pace, develop its marketing business in a steady and orderly manner, continue to enhance the Group's core competitiveness and strive to accomplish its production targets for the year.

In respect of exploration and production, the Group will continue to uphold its strategy of resources. Through construction of "Three Daqings" and the south-western natural gas industrial bases, the Group will place emphasis on the "Peak Growth in Oil and Gas Reserves" Program

028 DIRECTORS' REPORT
2013 INTERIM REPORT

and key tasks such as oil and gas fields fine water injection projects and production capacity building. The Group will also focus on the pre-exploration at the target areas and the evaluation of major projects. Further, the Group will promote the exploration of tight oil and other unconventional oil and gas with an aim to continuously expand its exploration outcomes.

In respect of refining and chemicals operations, the Group will deepen its market research and further optimise its resources allocation, products structure, production organisation and facility operation on the condition of steady and safe operation. The Group will continue to increase its production of high-grade gasoline, aviation kerosene and other refined products together with other marketable and high value-added chemical products. The Group will also accelerate the upgrade of the quality of oil products so as to ensure that all gasoline for automobiles will meet the China IV or higher standards by the end of 2013.

In respect of the sales of refined products, the Group will strengthen the coordination between production and marketing, tighten its logistic management and actively adapt to the new pricing mechanism and the changes in the market. By optimising the sales structure and inventory operation, the Group will strengthen its retail operations, expand its direct marketing capability and increase the sales of high value-added products. In addition, the Group will also optimise the sales and distribution network in an orderly pace with focus on high-profitability service stations and integrated oil and gas stations with an aim to improve operational efficiency and increase sales profitability.

In respect of natural gas and pipelines operations, the Group will actively promote the rational allocation of resources across markets. The Group will strike a balance of resources among domestic gas, imported gas and LNG, adjust the operation of pipeline networks, optimise the structure of gas consumption and use its best efforts to increase sales profitability. On this basis, the Group will speed up the execution of the sale and purchase contracts for new pipelines and enhance the healthy development of downstream businesses such as branch pipelines and LNG plants.

In respect of overseas operations, the Group will continue to strengthen overseas oil and gas cooperation as well as enhance and expand its international business achievements. The Group will also strengthen its venture exploration at key exploration areas, promote the project of Arrow Energy of Australia, the shale gas and oil sand projects in Canada and other unconventional projects. Further, the Group will build up and improve the three oil and gas operating hubs, facilitate the effective operation of the global trade and marketing network, diversify its trading methods, explore high-profitability markets and strengthen its risk control. Through the synergy brought by the integration of trade, processing, storage and transport operations, the Group will strive to expand its business scale and increase its profitability.

By order of the Board
Zhou Jiping
Chairman
Beijing, PRC
August 22, 2013

029 SIGNIFICANT EVENTS 1. Governance of the Company .During the reporting period, the Company had been operating in accordance with domestic and overseas regulatory requirements. With reference to the status quo of the Company and in accordance with the Articles of Association of the Company (the “Articles of Association”), related laws, regulations and listing rules, the Company has been constantly adopting, improving and effectively implementing work systems and related work processes for the Board and its various specialised committees. During the reporting period, the internal management operations of the Company had been further standardised. The level of the Company’s corporate governance had been continually enhanced through the coordination and checks and balances among the Shareholders’ General Meeting, the Board and its respective specialised committees, the Supervisory Committee and the management led by the President of the Company together with the effective operations of the internal control systems. 2. Compliance with the Corporate Governance Code For the six months ended June 30, 2013, the Company has complied with all the code provisions of the Corporate Governance Code set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”), except that:Code provision A.2.1 provides that the roles of chairman and chief executive should be separate and should not be performed by the same individual. Due to change of work arrangements, Mr Jiang Jiemin tendered his resignation and ceased to hold the positions of the Chairman of the Board and the Director of the Company withSIGNIFICANT EVENTS 029immediate effect. Pursuant to the relevant provisions of the PRC Company Law and the Articles of Association, Mr Zhou Jiping, the Vice Chairman of the Board, started to perform the duties and powers of the Chairman of the Board from the same day. An extraordinary meeting of the Board was held on April 25, 2013 by way of written resolution, and Mr Zhou Jiping was elected as the Chairman of the Board, taking effect from the date of the Board resolution. Mr Zhou Jiping served as the Vice Chairman of the Board and President of the Company before he was elected as Chairman of the Board. An extraordinary meeting of the Board was held on July 28, 2013 by way of written resolution, and Mr Wang Dongjin was appointed as the President of the Company. The appointment took effect from the date of the Board resolution. Mr Zhou Jiping ceased to be the President of the Company from the same day, and only remained as the Chairman of the Board.Code provision A.5.1 provides that listed issuers should establish a nomination committee. After prudent consideration of the laws and regulations of the places where the shares of the Company are listed, the background .V]LYUHUJL_ of the industry to which the Company belongs as well as the current corporate structure, the Company has not set up a nomination committee as at the end of the reporting period. Nonetheless, the requirements for nomination of directors are set out in detail in the Articles of Association. Shareholders holding three percent or above of the voting shares of the Company may put forward an extraordinary written proposal to the general meeting in relation to the intention to nominate a candidate for Director and the candidate’s willingness to accept such nomination prior to such meeting. Directors of the Company shall be elected at general meeting of the Company for a term of office of not more than three years. Upon expiration of his term, each Director shall be entitled to be re-elected.

030 3. Formulation and Implementation of the Cash Dividend PolicySIGNIFICANT EVENTS2013 INTERIM REPORT4. Final Dividend for 2012 and Interim Dividend for 2013 and Closure of Register of Members Dividend PolicySince its listing in Hong Kong in 2000, the Company has been in strict conformance with the relevant undertakings in its Hong Kong listing prospectus, with a consistent dividend policy adopted. Currently, the Company pays dividends to its shareholders on the basis of 40% to 50% of its annual net profit. The Company’s consistent and proactive dividend policy is well received by shareholders as it preserves the interests of small to medium sized shareholders.To further protect the interests of small to medium sized shareholders and with the approval of the general meeting held on May 23, 2013, the Company made certain amendments to dividend distribution provisions in the Articles of Association. Provisions were added regarding implementation and adjustment procedures for dividend distribution and conditions for cash dividends and clarifying that the proportion of cash dividends shall not be lower than 30% of annual net profit attributable to owners of the Company.Pursuant to the Articles of Association, the Company shall make dividend payments twice a year. Payment of final dividends shall be approved by a general meeting by way of an ordinary resolution, whilst payment of interim dividends may be approved by the Board receiving a mandate from a general meeting by way of an ordinary resolution. Over the years, the Company has been implementing the dividend policy in strict compliance with the Articles of Association and the relevant regulatory requirements.Authorised by the general meeting, the Board has approved the 2013 interim dividend at the tenth meeting of the Fifth Session of the Board, with the consent of independent Directors.(1) Final Dividend for 2012The final dividend in respect of 2012 of RMB0.13106 per share (inclusive of tax), amounting to a total of RMB23,985 million was approved by the shareholders at the annual general meeting of the Company on May 23, 2013 and was paid on July 18, 2013.(2) Interim Dividend for 2013 and Closure of Register of MembersThe Board was authorised by the shareholders to approve the distribution of an interim dividend for 2013 at the annual general meeting of the Company on May 23, 2013. The Board has resolved to declare and pay to all shareholders of the Company an interim dividend of RMB0.16110 per share (inclusive of tax) for the six months ended June 30, 2013 on the basis of a total of 183,020,977,818 shares of the Company as at June 30, 2013. The total amount of the interim dividend payable is RMB29,485 million.The interim dividend of the Company will be paid to shareholders whose names appear on the register of members of the Company at the close of trading on September 11, 2013. The register of members of H shares will be closed from September 6, 2013 to September 11, 2013 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the interim dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited on or before 4:30 p.m., September 5, 2013. Holders of A shares whose names appear on the register of members of the Company

031 maintained at China Securities Depository and Clearing Corporation Limited Shanghai Branch Company at the close of trading on the Shanghai Stock Exchange in the afternoon of September 11, 2013 will be eligible for the interim dividend.In accordance with the relevant provisions of the Articles of Association, dividends payable to the shareholders of the Company shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in Hong Kong Dollars to be calculated on the basis of the average of the mid-point exchange rates for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the interim dividend by the Board.According to the Law on Corporate Income Tax of the People’s Republic of China and the relevant implementing rules which came into effect on January 1, 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to nonresident enterprise shareholders whose names appear on the H share register of members of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Any holders of H shares wishing to change their shareholder status should consult their agents or trust institutions on the relevant procedures. The Company will withhold and pay the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on the information that will have been registered on the Company’s H share register of members on September 11, 2013.SIGNIFICANT EVENTS 031According to the regulation promulgated by the State Administration of Taxation of the PRC (Guo Shui Han [2011] No.348), the Company is required to withhold and pay the individual income tax for individual holders of H shares and individual holders of H shares are entitled to certain tax preferential treatments according to the tax agreements between those countries where the individual holders of H shares are resident and China and the provisions in respect of tax arrangements between mainland China and Hong Kong (Macau). The Company will withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual holders of H shares who are Hong Kong residents, Macau residents or residents of those countries which have agreements with China prescribing for a tax rate of 10% for individual income tax in respect of dividends. For individual holders of H shares who are residents of those countries which have agreements with China prescribing for a tax rate lower than 10% for individual income tax in respect of dividends, the Company will make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Notice of the State Administration of Taxation in relation to the Administrative Measures on Preferential Treatment Entitled by Non-residents under Tax Treaties (Tentative) (Guo Shui Fa [2009] No. 124) + ? ?A ^533<`457 . For individual , holders of H shares who are residents of those countries which have agreements with China prescribing for a tax rate higher than 10% but lower than 20% for individual income tax in respect of dividends, the Company will withhold the individual income tax at the agreed-upon effective tax rate. For individual holders of H shares who are residents of those countries without any taxation agreements with China or those which have agreements with China prescribing for a tax rate of 20% for individual income tax in respect of dividends or other situations, the Company will withhold the individual income tax at a tax rate of 20%.

032 SIGNIFICANT EVENTS 2013 INTERIM REPORT

The Company will determine the country of residence of the individual holders of H shares based on the registered address as recorded in the register of members of the Company (the "Registered Address") on September 11, 2013 and will accordingly withhold and pay the individual income tax. If the country of residence of the individual holders of H shares is not the same as the Registered Address, the individual holders of H shares shall notify the share registrar of the Company's H shares and provide relevant supporting documents on or before 4:30 p.m., September 5, 2013 at the following address: Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. If the individual holders of H shares do not provide the relevant supporting documents to the share registrar of the Company's H shares within the time period stated above, the Company will determine the country of residence of the individual holders of H shares based on the Registered Address recorded on September 11, 2013.

The Company will not entertain any claims arising from and assumes no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

5. Material Litigation, Arbitration and Events Widely Questioned by the Media

The Company was not involved in any material litigation, arbitration or events that were widely questioned by the media during the reporting period.

6. Shareholding Interests of the Group in Other Companies

(1) Shareholding interests of the Group in other listed companies

As at the end of the reporting period, shareholding interests of the Group in other listed companies were as follows:

Unit: HK$ million

Stock code	Stock short name	Initial investment amount	Number of shares held (both at the beginning and the end of the reporting period)	Shareholding (%)	Book value as at the end of the reporting period	Profit or loss for the reporting period	Changes in equity during the reporting period	Classification in accounts	Source of shareholding
135	KUNLUN ENERGY(1)	25,758	4,708,302,133	58.38	25,758	–	–	Long-term equity investments	Acquisition and further share issuance

Note: (1) The Group held the shares in Kunlun Energy Limited, a company listed on the Hong Kong Stock Exchange, through Sun World Limited, an overseas wholly-owned subsidiary of the Group.

PetroChina

SIGNIFICANT EVENTS 033

(2) Shareholding interests of the Group in non-listed financial institutions

As at the end of the reporting period, shareholding interests of the Group in other non-listed financial institutions were as follows:

Unit: RMB million

Name of investment target	Initial investment amount	Number of shares held (both at the beginning and the end of the reporting period)	Shareholding (%)	Book value as at the end of the reporting period	Profit or loss for the reporting period	Changes in equity during the reporting period	Classification in accounts	Source of shareholding
China Petroleum Finance Co., Ltd.	9,917	2,666,000,000	49.00	16,147	958	(186)	Long-term equity investments	Injection of capital

7. Investment and Acquisition of Assets

Investment

In June 2013, the Company established a joint venture company, PetroChina United Pipelines Co., Ltd. (中石油管道聯合有限公司) (the "JV Company"), with Taikang Asset Management Co., Ltd. (泰康資產管理有限責任公司) and Beijing Guolian Energy Industry Investment Fund (北京國聯能源產業投資基金). The Company contributed certain pipeline net assets and operations to the JV Company and holds a 50% equity interest in the JV Company. The other parties contributed cash and together hold the remaining 50% equity interest in the JV Company.

Details of this transaction were published on the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on June 14, 2013 and June 15, 2013, respectively. On June 18, 2013, the JV Company completed the industrial and commercial registration.

Acquisition of assets

The Group, through its subsidiary PetroChina International Investment (Australia) Pty Ltd., acquired a 20% interest in west Australian offshore Browse Basin Posedion natural gas project and a 29% interest in onshore Canning Basin shale gas project held by ConocoPhilips (Browse Basin) Pty Ltd. and ConocoPhilips (Canning Basin) Pty Ltd., respectively, both of which are subsidiaries of ConocoPhillips Company on February 20, 2013. The Group paid the consideration of US$400.7 million (approximately RMB2,476 million) on June 28, 2013.

The Group, through its subsidiary PetroChina International Investment (Australia) Pty Ltd., acquired from BHP Billiton Ltd. all the interest in the Browse project in west Australia. The Group paid the consideration of US$1,708.3 million and US$3.7 million (approximately RMB10,578 million in aggregate) on June 7, 2013 and July 16, 2013, respectively.

The above events do not affect the continuity of business or the stability of management of the Group, and will benefit the future financial conditions and operating results of the Group.

034 SIGNIFICANT EVENTS
2013 INTERIM REPORT

8. Material Connected Transactions

(1) Continuing connected transactions

Continuing connected transactions with CNPC

Pursuant to the Listing Rules and the Shanghai Stock Exchange Listing Rules, since CNPC is the controlling shareholder of the Company, transactions between the Group and CNPC as well as their jointly-held entities constitute connected transactions of the Group. The Group and CNPC as well as their jointly-held entities continue to carry out certain existing continuing connected transactions. The Company had obtained independent Directors' and independent shareholders' approval at the second meeting of the Fifth Session of the Board held on August 24 to 25, 2011, the general meeting held on October 20, 2011 and the ninth meeting of the Fifth Session of the Board held on June 27, 2013 for a renewal of the existing continuing connected transactions and the new continuing connected transactions, and the proposed caps for the existing continuing connected transactions and the new continuing connected transactions for the period from January 1, 2012 to December 31, 2014.

The Group and CNPC as well as their jointly-held entities will continue to carry out the existing continuing connected transactions referred to in the following agreements:

1) Comprehensive Products and Services Agreement
2) Land Use Rights Leasing Contract and an agreement supplementary thereto
3) Buildings Leasing Contract (as amended)
4) Intellectual Property Licensing Contracts
5) Contract for the Transfer of Rights under Production Sharing Contracts
6) Debts Guarantee Contract

Details of the above agreements were set out in the section headed "Connected Transactions" of the 2012 annual report published on the website of the Shanghai Stock Exchange on March 22, 2013. Details of the Comprehensive Products and Services Agreement, the Supplementary Agreement to the Land Use Rights Leasing Contract and the Buildings Leasing Contract (as amended) were published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on August 25 and 26, 2011 respectively, and were also set out in the meeting materials for the 2011 extraordinary general meeting published on the website of the Shanghai Stock Exchange on October 12, 2011.

(2) Performance of the continuing connected transactions during the reporting period

During the reporting period, in accordance with the CAS, the actual total transaction amounts of the connected transactions enacted between the Group and its connected parties were RMB211,917 million, of which the sales of goods and provision of services by the Group to its connected parties amounted to RMB62,731 million, representing 5.70% of the same transactions of the Group. The purchase of goods and provision of services from the connected parties to the Group amounted to RMB149,186 million, representing 15.09% of the same transactions of the Group. The balance of the capital provided by the connected parties to the Group amounted to RMB342,049 million.

(3) Details of the connected transactions during the reporting period have been set out in Note 52 to the financial statements of the Group prepared under CAS and Note 18 to the financial statements of the Group prepared under IFRS.

PetroChina

SIGNIFICANT EVENTS 035

9. Material Contracts and the Performance Thereof

(1)There was no material transaction, or any trusteeship, sub-contracting and leasing of properties of other companies by the Company, or any trusteeship, sub-contracting and leasing of properties of the Company by other companies which was enacted during the reporting period or extended from prior periods to the reporting period.

(2) The Group had no material guarantees during the reporting period.

(3) The Company did not entrust any other person to carry out cash management during the reporting period nor was there any such entrustment that was extended from prior periods to the reporting period.

(4) The Company had no material external entrustment loans during the reporting period.

(5) Save as disclosed in this interim report, during the reporting period, the Company did not enter into any material contract which requires disclosure.

10. Performance of Undertakings

Specific undertakings made by CNPC, the controlling shareholder of the Company, and their performance as at June 30, 2013:

Name of Shareholder	Undertaking	Performance of Undertaking
CNPC	According to the Restructuring Agreement entered into between CNPC and the Company on March 10, 2000, CNPC has undertaken to indemnify the Company against any claims or damages arising or resulting from certain matters in the Restructuring Agreement.	As at June 30, 2013, CNPC had obtained formal land use right certificates in relation to 28,233 out of 28,649 parcels of land and some building ownership certificates for the buildings pursuant to the undertaking in the Restructuring Agreement, but had not completed all of the necessary governmental procedures for the service stations located on collectively-owned land. The use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings were not affected by the fact that the relevant land use right certificates or individual building ownership certificates had not been obtained or the fact that the relevant governmental procedures had not been completed.
	According to the Non-Competition Agreement entered into between CNPC and the Company on March 10, 2000, CNPC has undertaken to the Company that CNPC will not, and will procure that its subsidiaries do not, develop, operate, assist in operating nor participate in any businesses by itself or jointly with another company within or outside the PRC that will compete with or lead to competition with the core businesses of the Group. According to the Agreement, CNPC has also granted to the Company pre-emptive rights to transaction with regards to part of its assets.	Currently, CNPC owns the following businesses which are identical or similar to the core businesses of the Group: CNPC has overseas operations in relation to exploration and production of crude oil and natural gas as well as production, storage and transportation of petroleum, chemical and related petroleum products. CNPC has oil and gas exploration and development operations in many overseas countries and regions. As the laws of the country where ADSs are listed prohibit its citizens from directly or indirectly financing or investing in the oil and gas projects in certain countries, CNPC did not inject the overseas oil and gas projects in certain countries to the Company.

036 SIGNIFICANT EVENTS

2013 INTERIM REPORT

11. Penalties on the Company and its Directors, Supervisors, Senior Management, Controlling Shareholder and De Facto Controller and Remedies Thereto

During the reporting period, none of the Directors, Supervisors, senior management, controlling shareholder or de facto controller of the Company was subject to any investigation by competent authorities or enforcement by judicial or disciplinary authorities, transferred to judicial authorities or held criminally liable, under any initiation of investigation or administrative penalty, denied participation in the securities market or deemed unsuitable to act as directors by the China Securities Regulatory Commission, nor was there any administrative penalty by other administrative authorities or public condemnation by stock exchanges.

12. Repurchase, Sale or Redemption of Securities

The Company and its subsidiaries did not repurchase, sell or redeem any of the listed securities of the Company during the six months ended June 30, 2013.

13. Compliance with the Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules (the "Model Code") in respect of dealing in the Company's shares by its Directors. Each Director and Supervisor has confirmed to the Company that each of them had complied with the requirements set out in the Model Code during the reporting period.

14. Interests of Directors and Supervisors in the Share Capital of the Company

As at June 30, 2013, none of the Directors or Supervisors had any interest or short positions in any shares, underlying shares or debentures of the Company or any associated corporation within the meaning of Part XV of the Securities and Futures Ordinance that required to be recorded in the register mentioned under Section 352 of the Securities and Futures Ordinance or as otherwise notifiable to the Company and the Hong Kong Stock Exchange by the Directors and Supervisors pursuant to the Model Code.

15. Audit Committee

The Company has established the Audit Committee, which comprises Mr Franco Bernabè, Mr Cui Junhui, Mr Chen Zhiwu and Mr Wang Guoliang.

The Audit Committee of the Company has reviewed and confirmed the interim results for the six months ended June 30, 2013.

16. Disclosure of Other Information

Save as disclosed above, there have been no material changes in the information disclosed in the annual report of the Group for the year ended December 31, 2012 in respect of matters required to be disclosed under paragraph 32 of Appendix 16 to the Listing Rules.

PetroChina

SIGNIFICANT EVENTS 037

17. Index of Information Disclosure

Matter	Names of newspaper of publication	Date of publication (or the time of release through the website of the Hong Kong Stock Exchange or the Shanghai Stock Exchange, if the disclosure was not published)	Website of release
Notice of Board Meeting	–	February 20, 2013 February 21, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Summary of the prospectus for Issuance of 2013 Corporate Bond (first tranche)	China Securities Journal, Shanghai Securities News and Securities Times	March 13, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Credit Rating Analysis Report for 2013 Corporate Bond (first tranche)	China Securities Journal, Shanghai Securities News and Securities Times	March 13, 2013	Website of the Shanghai Stock Exchange
Announcement on the Issuance of 2013 Corporate Bond (first tranche)	China Securities Journal, Shanghai Securities News and Securities Times	March 13, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Prospectus for Issuance of 2013 Corporate Bond (first tranche)	China Securities Journal, Shanghai Securities News and Securities Times	March 13, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement on Nominal Rate of 2013 Corporate Bond (first tranche)	China Securities Journal, Shanghai Securities News and Securities Times	March 15, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement on Change of Chief Financial Officer	China Securities Journal, Shanghai Securities News and Securities Times	March 15, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement on Resignation of Chairman of the Board	China Securities Journal, Shanghai Securities News and Securities Times	March 19, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement on Results of Issuance of 2013 Corporate Bond (first tranche)	China Securities Journal, Shanghai Securities News and Securities Times	March 20, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Special Statement and Independent Opinion by Independent Directors on External Guarantee	–	March 21, 2013 March 22, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
2012 Internal Control Evaluation Report	–	March 21, 2013 March 22, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

038 SIGNIFICANT EVENTS 2013 INTERIM REPORT

Matter	Names of newspaper of publication	Date of publication (or the time of release through the website of the Hong Kong Stock Exchange or the Shanghai Stock Exchange, if the disclosure was not published)	Website of release
Report on Sustainable Development of 2012	–	March 21, 2013 March 22, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Special Report on Fund Obtainment by Controlling Shareholders and other Related Parties	–	March 21, 2013 March 22, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
2012 Annual Report (A share)	–	March 21, 2013 March 22, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Auditor's Report on Internal Control	–	March 21, 2013 March 22, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Audit Report	–	March 21, 2013 March 22, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement on Proposed Change of Supervisors	–	March 21, 2013 March 22, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
2012 Work Reports of Independent Directors	–	March 21, 2013 March 22, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement on Change of Domestic and Overseas Auditors	China Securities Journal, Shanghai Securities News and Securities Times	March 22, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement on Amendments to the Articles of Association	China Securities Journal, Shanghai Securities News and Securities Times	March 22, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Summary of Annual Report (Results Announcement)	China Securities Journal, Shanghai Securities News and Securities Times	March 22, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement on the Resolutions passed at the Ninth Meeting of the Fifth Session of the Supervisory Committee	China Securities Journal, Shanghai Securities News and Securities Times	March 22, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

PetroChina
SIGNIFICANT EVENTS 039

Matter	Names of newspaper of publication	Date of publication (or the time of release through the website of the Hong Kong Stock Exchange or the Shanghai Stock Exchange, if the disclosure was not published)	Website of release
Announcement on the Resolutions Passed at the Eighth Meeting of the Fifth Session of the Board	China Securities Journal, Shanghai Securities News and Securities Times	March 22, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Circular (Change of Auditors and the Authorisation to the Board to Determine the Remuneration, Election and Appointment of Supervisors, Amendments to the Articles of Association, General Mandate to Issue Bonds and General Mandate to Issue Shares)	—	April 2, 2013	Website of the Hong Kong Stock Exchange
Notice on 2012 Annual General Meeting	China Securities Journal, Shanghai Securities News and Securities Times	April 3, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
2012 Annual Report (H share)	—	April 9, 2013	Website of the Hong Kong Stock Exchange
Notice of Board Meeting	—	April 11, 2013 April 12, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement on the listing of 2013 Corporate Bond (first tranche)	China Securities Journal, Shanghai Securities News and Securities Times	April 12, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement on the Resolutions passed at the Extraordinary Board Meeting	China Securities Journal, Shanghai Securities News and Securities Times	April 26, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Election of Chairman of the Board	—	April 25, 2013 April 26, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
First Quarterly Report of 2013	China Securities Journal, Shanghai Securities News and Securities Times	April 26, 2013	Website of the Hong Kong Stock Exchange Website of Shanghai Stock Exchange
Meeting Materials for 2012 Annual General Meeting	—	May 16, 2013	Website of the Shanghai Stock Exchange

040 SIGNIFICANT EVENTS

2013 INTERIM REPORT

Matter	Names of newspaper of publication	Date of publication (or the time of release through the website of the Hong Kong Stock Exchange or the Shanghai Stock Exchange, if the disclosure was not published)	Website of release
Articles of Association (2013 Revision)	–	May 23, 2013 May 24, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Election and Appointment of Supervisors	–	May 23, 2013 May 24, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Legal Opinion for 2012 Annual General Meeting	–	May 24, 2013	Website of the Shanghai Stock Exchange
Announcement on the Resolutions passed at 2012 Annual General Meeting	China Securities Journal, Shanghai Securities News and Securities Times	May 24, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement on A Share Dividend Payment as at the End of 2012	China Securities Journal, Shanghai Securities News and Securities Times	May 31, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Tracking Rating Report on 2012 Corporate Bond of RMB20 Billion (first tranche)	China Securities Journal, Shanghai Securities News and Securities Times	June 6, 2013	Website of the Shanghai Stock Exchange
Announcement on the Release of the Tracking Rating Report on 2012 Corporate Bond (first tranche)	China Securities Journal, Shanghai Securities News and Securities Times	June 6, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement on Investments	China Securities Journal, Shanghai Securities News and Securities Times	June 15, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement on the Resolutions passed at the Extraordinary Board Meeting	China Securities Journal, Shanghai Securities News and Securities Times	June 15, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement on Revision of Caps on Continuing Connected Transactions in Respect of Financial Services	China Securities Journal, Shanghai Securities News and Securities Times	June 28, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement on the Resolutions passed at the Ninth Meeting of the Fifth Session of the Board	China Securities Journal, Shanghai Securities News and Securities Times	June 28, 2013	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

PetroChina
SIGNIFICANT EVENTS 041

18. Other Significant Matters

(1) The promulgation of proposal concerning the improvement of the refined oil pricing mechanism

On March 26, 2013, the National Development and Reform Commission (the "NDRC") issued the *Notice of the National Development and Reform Commission Concerning Further Improving the Price Determination Mechanism for Refined Products* (《國家發展改革委關于進一步完善成品油價格形成機制的通知》) (*Fa Gai Jia Ge* [2013] No. 624). The notice prescribes that the period for adjusting the refined oil price shall be shortened from 22 working days to 10 working days. The price adjustment amplitude restriction, which involves a limit of 4% fluctuation against the average market price of oil products available in the international market, is cancelled. Appropriate adjustment will be made to the linkage of the prices of the domestic refined products to those of the crude oil products in the international market.

This event will not affect the continuity of business or the stability of management of the Group. It is conducive to the sustainable and healthy development of the refining and chemicals and marketing businesses of the Group and will benefit the future financial conditions and operating results of the Group.

(2) The promulgation of the proposals concerning the adjustment of the price of natural gas

On June 28, 2013, the NDRC issued the *Notice of the National Development and Reform Commission Concerning the Adjustment of the Price of Natural Gas* 《國家發展改革委關于調整天然氣價格的通知》 (*Fa Gai Jia Ge* [2013] No. 1246). The notice prescribes that a new proposal for adjusting the price of natural gas shall be implemented commencing from July 10, 2013 and the price for natural gas applicable to non-residential users will be adjusted. By adopting a market-driven approach, a dynamic adjustment mechanism that reflects both the market demand and supply and the scarcity of resources, and also links to the price of alternative energy will be established. The price for the consumption amount in 2012 and for that exceeds the 2012 level should be differentiated. For the consumption amount that exceeds 2012 level, the price will be further adjusted to maintain a reasonable parity level with those for fuel oil, liquefied petroleum gas and other alternative energy resources. The price applicable to the consumption amount in 2012 will be adjusted in phases. The management of the natural gas price will be switched from the ex-factory price to the citygate price which is the guiding price stipulated by the government. Accordingly, a price ceiling control will be implemented.

This event will not affect the continuity of business or the stability of management of the Group. It is conducive to the sustainable and healthy development of the natural gas business of the Group and will benefit the future financial conditions and operating results of the Group.

042 DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

2013 INTERIM REPORT

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

1. Change of Directors, Supervisors and Senior Management of the Company

During the reporting period, due to change of work arrangements, Mr Jiang Jiemin tendered his resignation and ceased to hold the positions of the Chairman of the Board and the Director of the Company. His resignation came into effect on March 18, 2013. Mr Zhou Jiping started to perform the duties and powers of the Chairman of the Board before the election of a new Chairman. An extraordinary meeting of the Board was held on April 25, 2013, and Mr Zhou Jiping was elected as the Chairman of the Board, taking effect from April 25, 2013. An extraordinary meeting of the Board was held on July 28, 2013, and Mr Wang Dongjin was appointed as the President of the Company. The appointment came into effect on July 28, 2013. Mr Zhou Jiping ceased to be the President of the Company from the same day, and only remained as the Chairman of the Board.

On May 23, 2013, the Company held the annual general meeting for the year 2012. Mr Li Qingyi was elected as the Supervisor and Mr Fan Fuchun was elected as the independent Supervisor of the Company. Their appointments came into effect on May 23, 2013. On the same day, Mr Sun Xianfeng ceased to hold the position of the Supervisor of the Company due to his age.

Mr Zhou Mingchun tendered his resignation to the Company and ceased to hold the position of the Chief Financial Officer of the Company due to change of work arrangements. The resignation came into effect on March 14, 2013. An extraordinary meeting of the Board was held on March 14, 2013 on which Mr Yu Yibo was appointed as the Chief Financial Officer of the Company. The appointment came into effect on March 14, 2013.

2. Basic Particulars of the Current Directors, Supervisors and other Senior Management

Directors

Name	Gender	Age	Position
Zhou Jiping	Male	61	Chairman of the Board
Li Xinhua	Male	60	Non-executive Director
Liao Yongyuan	Male	50	Executive Director, Vice-President
Wang Guoliang	Male	60	Non-executive Director
Wang Dongjin	Male	50	Executive Director, President
Yu Baocai	Male	48	Non-executive Director
Ran Xinquan	Male	48	Executive Director, Vice-President
Liu Hongru	Male	82	Independent Non-executive Director
Franco Bernabè	Male	64	Independent Non-executive Director
Li Yongwu	Male	69	Independent Non-executive Director
Cui Junhui	Male	67	Independent Non-executive Director
Chen Zhiwu	Male	50	Independent Non-executive Director

PetroChina
DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT 043

Supervisors

Name	Gender	Age	Position
Wang Lixin	Male	57	Chairman of the Supervisory Committee
Guo Jinping	Male	56	Supervisor
Wen Qingshan	Male	54	Supervisor
Li Qingyi	Male	52	Supervisor
Wang Guangjun	Male	49	Employee Supervisor
Yao Wei	Male	57	Employee Supervisor
Liu Hehe	Male	50	Employee Supervisor
Wang Daocheng	Male	73	Independent Supervisor
Fan Fuchun	Male	64	Independent Supervisor

Particulars of other Senior Management

Name	Gender	Age	Position
Sun Longde	Male	51	Vice President
Liu Hongbin	Male	50	Vice President
Li Hualin	Male	50	Vice President and Secretary to the Board
Zhao Zhengzhang	Male	56	Vice President
Bo Qiliang	Male	50	Vice President
Huang Weihe	Male	55	Vice President
Xu Fugui	Male	55	Vice President
Yu Yibo	Male	49	Chief Financial Officer
Lin Aiguo	Male	55	Chief Engineer
Wang Daofu	Male	57	Chief Geologist

3. Shareholdings of the Directors, Supervisors and Senior Management

As at June 30, 2013, no current Directors, Supervisors or other senior management of the Company or outgoing Directors, Supervisors or other senior management of the Company during the reporting period held any shares of the Company.

Mr Yu Yibo has been the Chief Financial Officer of the Company since March 14, 2013. Prior to that, Mr Yu Yibo had held 20,000 A shares of the Company, which were entirely sold out on January 30, 2013.

044 FINANCIAL STATEMENTS
2013 INTERIM REPORT

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED AND COMPANY BALANCE SHEETS
AS OF JUNE 30, 2013

(All amounts in RMB millions unless otherwise stated)

ASSETS	Notes	June 30, 2013 The Group	December 31, 2012 The Group	June 30, 2013 The Company	December 31, 2012 The Company
Current assets					
Cash at bank and on hand	7	158,042	49,953	116,855	11,574
Notes receivable	8	14,299	9,981	10,744	7,329
Accounts receivable	9a	89,718	64,450	9,596	4,198
Advances to suppliers	10	57,193	32,813	41,305	22,224
Other receivables	9b	19,839	14,165	52,343	48,324
Inventories	11	211,999	214,117	163,283	166,074
Other current assets		43,057	32,561	33,745	23,959
Total current assets		594,147	418,040	427,871	283,682
Non-current assets					
Available-for-sale financial assets	12	1,590	1,756	1,180	1,253
Long-term equity investments	13	114,698	79,615	315,891	265,939
Fixed assets	14	496,465	545,479	388,610	438,504
Oil and gas properties	15	729,406	733,583	487,039	492,322
Construction in progress	17	297,410	283,059	167,043	185,884
Construction materials	16	7,895	7,486	5,724	5,866
Intangible assets	18	57,045	56,426	44,979	44,159
Goodwill	19	7,294	7,582	119	119
Long-term prepaid expenses	20	24,491	24,351	21,612	21,464
Deferred tax assets	33	1,452	1,443	-	-
Other non-current assets		9,522	10,017	1,585	1,442
Total non-current assets		1,747,268	1,750,797	1,433,782	1,456,952
TOTAL ASSETS		2,341,415	2,168,837	1,861,653	1,740,634

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

PetroChina
FINANCIAL STATEMENTS 045

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED AND COMPANY BALANCE SHEETS
AS OF JUNE 30, 2013 (CONTINUED)

(All amounts in RMB millions unless otherwise stated)

LIABILITIES AND SHAREHOLDERS' EQUITY	Notes	June 30, 2013 The Group	December 31, 2012 The Group	June 30, 2013 The Company	December 31, 2012 The Company
Current liabilities					
Short-term borrowings	22	133,518	143,409	157,085	181,974
Notes payable	23	1,605	2,265	-	-
Accounts payable	24	261,453	278,427	125,653	155,420
Advances from customers	25	42,504	38,131	27,173	27,099
Employee compensation payable	26	9,447	4,161	7,621	3,024
Taxes payable	27	46,551	72,045	30,859	46,380
Other payables	28	45,645	23,642	33,392	17,397
Current portion of non-current liabilities	30	50,679	7,838	27,628	6,626
Other current liabilities		27,982	4,830	25,374	1,904
Total current liabilities		619,384	574,748	434,785	439,824
Non-current liabilities					
Long-term borrowings	31	275,242	207,540	239,461	170,536
Debentures payable	32	91,156	86,234	91,000	86,000
Provisions	29	87,297	83,928	58,286	55,676
Deferred tax liabilities	33	20,659	22,209	5,163	4,417
Other non-current liabilities		14,147	13,412	4,489	4,151
Total non-current liabilities		488,501	413,323	398,399	320,780
Total liabilities		1,107,885	988,071	833,184	760,604
Shareholders' equity					
Share capital	34	183,021	183,021	183,021	183,021
Capital surplus	35	115,653	115,878	127,898	128,136
Special reserve		12,350	10,054	8,998	7,080
Surplus reserves	36	161,623	161,623	150,523	150,523
Undistributed profits	37	640,220	598,686	558,029	511,270
Currency translation differences		(11,603)	(5,115)	-	-
Equity attributable to equity holders of the Company		1,101,264	1,064,147	1,028,469	980,030
Minority interests	38	132,266	116,619	-	-
Total shareholders' equity		1,233,530	1,180,766	1,028,469	980,030
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		2,341,415	2,168,837	1,861,653	1,740,634

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

046 FINANCIAL STATEMENTS
2013 INTERIM REPORT

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED AND COMPANY INCOME STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2013

(All amounts in RMB millions unless otherwise stated)

Items	Notes	For the six months ended June 30, 2013 The Group	For the six months ended June 30, 2012 The Group	For the six months ended June 30, 2013 The Company	For the six months ended June 30, 2012 The Company
Operating income	39	1,101,096	1,046,661	660,496	644,915
Less: Cost of sales	39	(837,762)	(767,155)	(492,896)	(476,504)
Taxes and levies on operations	40	(119,935)	(124,319)	(88,842)	(91,333)
Selling expenses	41	(27,593)	(26,324)	(20,702)	(19,828)
General and administrative expenses	42	(42,656)	(38,354)	(32,301)	(29,242)
Finance expenses	43	(10,987)	(8,052)	(10,681)	(8,400)
Asset impairment losses	44	(193)	(1,455)	(170)	(1,224)
Add: Investment income	45	4,778	5,203	29,501	35,862
Operating profit		66,748	86,205	44,405	54,246
Add: Non-operating income	46a	30,098	4,616	34,534	4,143
Less: Non-operating expenses	46b	(3,085)	(3,230)	(2,744)	(2,924)
Profit before taxation		93,761	87,591	76,195	55,465
Less: Taxation	47	(21,204)	(17,763)	(5,451)	835
Net profit		72,557	69,828	70,744	56,300
Attributable to:					
Equity holders of the Company		65,521	62,024	70,744	56,300
Minority interests		7,036	7,804	-	-
Earnings per share					
Basic earnings per share (RMB Yuan)	48	0.36	0.34	0.39	0.31
Diluted earnings per share (RMB Yuan)	48	0.36	0.34	0.39	0.31
Other comprehensive (loss) / income	49	(7,299)	1,224	(238)	152
Total comprehensive income		65,258	71,052	70,506	56,452
Attributable to:					
Equity holders of the Company		58,844	62,855	70,506	56,452
Minority interests		6,414	8,197	-	-

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

FINANCIAL STATEMENTS 047 PETROCHINA COMPANY LIMITED UNAUDITED CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2013 (All amounts in RMB millions unless otherwise stated) For the six For the six For the six For the six months ended months ended months ended months ended June 30, 2013 June 30, 2012 June 30, 2013 June 30, 2012 Items Notes The Group The Group The Company The Company Cash flows from operating activities Cash received from sales of goods and rendering of services 1,257,500 1,207,041 760,301 744,426 Refund of taxes and levies 794 977 333 941 Cash received relating to other operating activities 829 3,732 577 937 Sub-total of cash inflows 1,259,123 1,211,750 761,211 746,304 Cash paid for goods and services (842,646) (825,131) (476,351) (496,290) Cash paid to and on behalf of employees (50,375) (45,558) (36,154) (33,446) Payments of taxes and levies (236,527) (266,247) (172,707) (175,313) Cash paid relating to other operating activities (27,518) (26,808) (14,658) (52,601) Sub-total of cash outflows (1,157,066) (1,163,744) (699,870) (757,650) Net cash flows from operating 50a 102,057 activities 48,006 61,341 (11,346) Cash flows from investing activities Cash received from disposal of investments 1,168 72 4 - Cash received from returns on investments 3,694 5,619 45,106 35,492 Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets 38,647 266 38,544 226 Sub-total of cash inflows 43,509 5,957 83,654 35,718 Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets (138,680) (131,814) (73,699) (92,552) Cash paid to acquire investments (3,632) (21,954) (13,395) (21,501) Sub-total of cash outflows (142,312) (153,768) (87,094) (114,053) Net cash flows from investing activities (98,803) (147,811) (3,440) (78,335) The accompanying notes form an integral part of Chairman Director and President Chief Financial Zhou Jiping Wang Dongjin Yu Yibo

PETROCHINA COMPANY LIMITED

UNAUDITED CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2013 (CONTINUED)

(All amounts in RMB millions unless otherwise stated)

For the six For the six For the six For the six months ended months ended months ended months ended June 30, 2013 June 30, 2012 June 30, 2013 June 30, 2012 Items Notes The Group The Group The Company The Company

Cash flows from financing activities

Cash received from capital contributions 12,716 9,125 - - Including: Cash received from minority shareholders’ capital contributions to subsidiaries 12,716 9,125 - -Cash received from borrowings 334,530 291,848 205,293 188,361

Cash received relating to other financing activities 121 167 97 143 Sub-total of cash inflows 347,367 301,140 205,390 188,504 Cash repayments of borrowings (227,035) (175,271) (134,725) (87,225) Cash payments for interest expenses and distribution of dividends (14,871) or profits (14,422) (23,256) (10,079) Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders (4,204) (3,617) - -Cash payments relating to other financing activities (652) (139) (29) (135)

Sub-total of cash outflows (242,558) (189,832) (158,010) (97,439)

Net cash flows from financing activities104,809 111,308 47,380 91,065 Effect of foreign exchange rate changes on cash and cash equivalents (1,366) 676 - -Net increase in cash and cash equivalents 50b 106,697 12,179 105,281 1,384 Add: Cash and cash equivalents at beginning of the period 43,395 61,172 11,574 38,794

Cash and cash equivalents at end of the period 50c 150,092 73,351 116,855 40,178

The accompanying notes form an integral part of

Chairman Director and President Chief Financial Zhou Jiping Wang Dongjin Yu Yibo

PetroChina
FINANCIAL STATEMENTS 049

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2013

(All amounts in RMB millions unless otherwise stated)

	Shareholders' equity attributable to the Company							
Items	Share capital	Capital surplus	Special reserve	Surplus reserves	Undistri-buted profits	Currency translation differences	Minority interests	Total share-holders' equity
Balance at January 1, 2012	183,021	112,878	9,107	151,280	551,598	(4,999)	79,681	1,082,566
Changes in the six months ended June 30, 2012								
Total comprehensive income	-	141	-	-	62,024	690	8,197	71,052
Special reserve-safety fund								
Appropriation	-	-	3,460	-	-	-	30	3,490
Utilisation	-	-	(356)	-	45	-	(14)	(325)
Profit distribution								
Distribution to shareholders	-	-	-	-	(30,129)	-	(4,594)	(34,723)
Other equity movement								
Acquisition of subsidiaries	-	-	-	-	-	-	132	132
Purchase of minority interests in subsidiaries	-	(26)	-	-	-	-	(73)	(99)
Capital contribution from minority interests	-	2,276	-	-	-	-	6,849	9,125
Other	-	(37)	-	-	(2)	-	(18)	(57)
Balance at June 30, 2012	183,021	115,232	12,211	151,280	583,536	(4,309)	90,190	1,131,161

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

050 FINANCIAL STATEMENTS
2013 INTERIM REPORT

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2013 (CONTINUED)

(All amounts in RMB millions unless otherwise stated)

	Shareholders' equity attributable to the Company							
Items	Share capital	Capital surplus	Special reserve	Surplus reserves	Undistri-buted profits	Currency translation differences	Minority interests	Total share-holders' equity
Balance at January 1, 2013	183,021	115,878	10,054	161,623	598,686	(5,115)	116,619	1,180,766
Changes in the six months ended June 30, 2013								
Total comprehensive income	-	(189)	-	-	65,521	(6,488)	6,414	65,258
Special reserve - safety fund								
Appropriation	-	-	3,419	-	-	-	45	3,464
Utilisation	-	-	(1,123)	-	-	-	(23)	(1,146)
Profit distribution								
Distribution to shareholders	-	-	-	-	(23,985)	-	(3,930)	(27,915)
Other equity movement								
Acquisition of subsidiaries	-	-	-	-	-	-	121	121
Purchase of minority interests in subsidiaries	-	-	-	-	-	-	(35)	(35)
Capital contribution from minority interests	-	(6)	-	-	-	-	12,722	12,716
Disposal of subsidiaries	-	1	-	-	-	-	(87)	(86)
Other	-	(31)	-	-	(2)	-	420	387
Balance at June 30, 2013	183,021	115,653	12,350	161,623	640,220	(11,603)	132,266	1,233,530

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

PetroChina
FINANCIAL STATEMENTS 051

PETROCHINA COMPANY LIMITED
UNAUDITED COMPANY STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2013

(All amounts in RMB millions unless otherwise stated)

Items	Share capital	Capital surplus	Special reserve	Surplus reserves	Undistributed profits	Total shareholders' equity
Balance at January 1, 2012	183,021	128,019	6,474	140,180	476,103	933,797
Changes in the six months ended June 30, 2012						
Total comprehensive income	-	152	-	-	56,300	56,452
Special reserve - safety fund						
Appropriation	-	-	3,046	-	-	3,046
Utilisation	-	-	(289)	-	7	(282)
Profit distribution						
Distribution to shareholders	-	-	-	-	(30,129)	(30,129)
Others	-	-	-	-	23	23
Balance at June 30, 2012	183,021	128,171	9,231	140,180	502,304	962,907
Balance at January 1, 2013	183,021	128,136	7,080	150,523	511,270	980,030
Changes in the six months ended June 30, 2013						
Total comprehensive income	-	(238)	-	-	70,744	70,506
Special reserve - safety fund						
Appropriation	-	-	2,970	-	-	2,970
Utilisation	-	-	(1,052)	-	-	(1,052)
Profit distribution						
Distribution to shareholders	-	-	-	-	(23,985)	(23,985)
Balance at June 30, 2013	183,021	127,898	8,998	150,523	558,029	1,028,469

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

052 FINANCIAL STATEMENTS 2013 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2013 (All amounts in RMB millions unless otherwise stated) 1 COMPANY BACKGROUND PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation (“CNPC”) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on Limited” from the former State Economic and Trade Commission CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. CNPC is a wholly state-owned company collectively referred to as the “Group”. The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the the sale of natural gas. The principal subsidiaries of the 2 BASIS OF PREPARATION The financial statements of the Group are prepared in standards of Accounting Standards for Business Enterprises issued by the Ministry of Finance (the “MOF”) on February 15, 2006, Application Guidance of Accounting Standard for Business Enterprises, Interpretation of Accounting Standards for Business Enterprises and other regulations issued thereafter (hereafter referred to as the “Accounting Standard for Business Enterprises”, “China 3 STATEMENT OF COMPLIANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES The unaudited consolidated and the Company’s financial statements for the six months ended June 30, 2013 truly and completely present the financial position their financial performance and their cash flows for the Standards for Business Enterprises. 4 PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (1) Accounting Period The accounting period of the Group starts on January 1 (2) Recording Currency The recording currency of the Company and most of its consolidated financial statements are

FINANCIAL STATEMENTS 053 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2013 (All amounts in RMB millions unless otherwise stated) (3) Measurement Properties Generally are measured at historical cost unless otherwise stated at fair value, net realisable value or present value of the estimated future cash flow expected to be (4) Foreign Currency Translation (a) Foreign currency transactions Foreign currency transactions are translated into RMB at the exchange rates prevailing at the date of the transactions. Monetary items denominated in foreign currencies at the balance sheet date are translated into RMB at the exchange rates prevailing at the balance sheet date. recognised in profit or loss except for those arising construction of qualifying assets in connection with denominated in foreign currencies measured at historical cost are translated into RMB at the historical exchange rates prevailing at the date of the transactions at cash is presented separately in the cash flow statement (b) Translation of financial statements represented Assets and liabilities of each balance sheet of the foreign operations are translated into RMB at the closing rates at the balance sheet date, while the equity items are translated into RMB at the exchange rates at the date of the transactions, except for the retained earnings. operations are translated into RMB at the approximate translation differences resulted from the above-mentioned translations are recognised as a separate component of equity. The cash flows of overseas operations of the transactions. The effect of exchange rate changes (5) Cash and Cash Equivalents Cash and cash equivalents refer to all cash on hand and deposit held at call with banks, short-term highly liquid investments that are readily convertible to risk of changes in value.

054 FINANCIAL STATEMENTS 2013 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2013 (All amounts in RMB millions unless otherwise stated) (6) Financial Instruments (a) Financial assets Financial assets are classified into the following categories at initial recognition: financial assets at fair value through profit or loss, receivables, available-for-classification depends on the Group’s intention and the receivables, available-for-sale financial assets and detailed accounting policies for receivables, available-for-sale financial assets and financial assets at fair value through profit or loss held by the Group are set out below: (i) Receivables Receivables are non-derivative financial assets with active market, including accounts receivable, notes (ii) Available-for-sale financial Available-for-sale financial assets are non-derivative that are either designated in this category at initial recognition or not classified in any of the other categories sheet if they are intended to be sold within 12 months of (iii) Financial assets at fair value through profit or Financial assets at fair value through profit or loss the short term. They are presented as financial assets categorised as held for trading unless they are designated (iv) Recognition and measurement Financial assets are recognised at fair value on the balance sheet when the Group becomes a party to the contractual provisions of the instrument. Related loss are profit or recorded loss when in acquired. Related transaction costs financial assets are recognised into the initial to receive cash flows from the investments have expired transferred to the transferee. Financial assets at fair value through profit or loss and available-for-sale financial assets are subsequently measured at fair value. The investments in equity market and whose fair value cannot be reliably measured costs using the effective interest method.

FINANCIAL STATEMENTS 055 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2013 (All amounts in RMB millions unless otherwise stated) Changes in the fair values of available-for-sale losses and foreign exchange gains and losses arising in foreign currencies. When the financial asset is recognised in equity will be recognised in profit or calculated using the effective interest method is the investee on available-for-sale investments in equity instruments are recognised as investment income, which is recognised in profit or loss for the period. (v) Impairment of financial assets The Group assesses the carrying amount of receivables sheet date. If there is objective evidence that a If a financial asset carried at amortised cost is between the asset’s carrying amount and the present losses that have not been incurred). If there is has been recovered, and that it is related to events occurring subsequent to the recognition of impairment, the previously recognised impairment losses shall be reversed and the amount of the reversal will be recognised in the income statement. When there is objective evidence that available-for-sale financial assets is impaired, the cumulative losses that have been recognised in equity as a result of the decline in the fair value shall be removed from equity and recognised as impairment losses in the income as available-for-sale on which impairment losses have been recognised, if in a subsequent period the fair value increases and the increase can be objectively related to an event occurring after the impairment losses recognisition, the previously recognised impairment available-for-sale on which impairment losses have been recognised, any subsequent increases in its fair value shall be directly recognised in equity. (b) Financial liabilities Financial liabilities are classified into the through profit or loss and other financial liabilities. loans and debentures payable classified as other Payables, including accounts payable, other subsequently measured at amortised costs using the Loans and debentures payables are initially recognised at fair value less transaction costs, and subsequently measured at amortised costs using the effective interest

056 FINANCIAL STATEMENTS 2013 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2013 (All amounts in RMB millions unless otherwise stated) Other financial liabilities with terms of one year or financial liabilities with terms more than one year but sheet date are presented as current portion of non-current A financial liability may not be derecog nised, in all are all, or partly, dissolved. The difference between derecognition and the consideration paid shall be (c) Determination of financial instruments’ fair value Regarding financial instruments, for which there is be used to determine fair value. If there is no active adopted to determine the fair value. The valuation familiar with each other, in the latest market transactions upon their own free will, the current fair value obtained by referring to other financial instruments of essentially the same nature, When adopting any valuation technique, one shall employ, where possible, all the market parameters observable, and try to avoid using the parameters that relate (7) Inventories Inventories include crude oil and other raw materials, and are measured at the lower of cost and net realisable Cost of inventories is determined primarily using the work in progress comprises cost of crude oil, other raw materials, direct labour and production overheads allocated based on normal operating capacity. Turnover materials Low cost consumables are amortised with graded amortisation method and packaging materials are expensed off in full. Provision for decline in the value of inventories is measured as the excess of the carrying value of the inventories over their net realisable value. Net business, less the estimatedelling cost to expenses completion and and related The Group adopts perpetual inventory system. (8) Long-term Equity Investments Long-term equity investments comprise the Company’s equity investments in subsidiaries, and the Group’s equity investments in jointly controlled entities and

FINANCIAL STATEMENTS 057 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2013 (All amounts in RMB millions unless otherwise stated) Long-term equity investments acquired through business combinations: For a long-term equity investment acquired through a business combination under common control, the proportionate share of the carrying value of shareholders’ equity of the combined entity shall be long-term equity investment acquired through a business combination not under common control, the acquisition costs paid shall be treated as the cost of the investment Long-term equity investments acquired through other than business combinations: For an acquisition settled in cash, the initial cost of investment shall be the issuance of equity securities, the the fair initial value cost of equity of (a) Subsidiaries Subsidiaries are those entities over which the Group and operating policies so as to obtain benefits from the rights, including currently convertible company bonds and exercisable share warrants, are considered when assessing whether the Group has controls over the cost in the financial statements of the Company and are accounting in consolidated financial statements. Long-term equity investments accounted for at cost dividends or profit distributions declared by the investees are recognised as investment income in the income statement. A listing of the Group’s principal subsidiaries is set (b) Jointly controlled entities and associates Jointly controlled entities are those over which the Group is able to exercise joint control together with other ventures. Associates are those in which the Group has The term “joint control” refers to the contractually control cannot exist without the unanimous consent of the investors who share the control, and unanimous consent is required when making important financial and operating activity. The term “significant influence” refers to the power policies of an enterprise, but not the power to control, or jointly control, the formulation of such policies with other parties.

058 FINANCIAL STATEMENTS 2013 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2013 (All amounts in RMB millions unless otherwise stated) The investments in jointly controlled entities and associates are accounted for using the equity method accounting. The excess of the initial cost of the identifiable assets is included in the initial cost of the investee’s net identifiable assets over the cost of period in which the investment is acquired and the cost Under the equity method accounting, the Group’s share of its investees’ post-acquisition profits or losses is recognised in the income statement. When the Group’s carrying amount of the long-term equity investment and other long-term interests which substantively form the net investment in the investee, the Group does not recognise further losses and provisions, unless it has obligations to bear extra losses which meet the criteria of recognition for liabilities according to the related standards for contingencies. Movements in the investee’ owner’s recognised in the Group’s capital surplus, provided that share of the investee’s profit distribution or cash amount of the investment upon declaration. The profits the Group and its investees are eliminated to the extent of the Group’s interests in the investees, on the basis of which the investment income or losses are recognised. and its investees, of which nature is asset impairment, is recognised in full amount, and the relevant unrealised loss is not allowed to be eliminated. (c) Impairment of long-term equity investments For investments in subsidiaries, jointly controlled entities and associates, if the recoverable amount is lower than its carrying amount, the carrying amount shall be long-term equity investment, for which there is no quotation in the active market, and for which a fair value cannot be reliably measured, suffers from any impairment, the difference between the carrying amount of the long-term equity investment and the current value of the future cash flow ratio of the market at the same time, shall be recognised recognised, it shall not be reversed in future accounting (9) Fixed Assets Fixed assets comprise buildings, equipment and or constructed are initially recorded at cost. The fixed Restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

FINANCIAL STATEMENTS 059 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2013 (All amounts in RMB millions unless otherwise stated) Subsequent expenditures for fixed assets are included in the cost of fixed assets only when it is probable that in future economic benefits associated with the measured reliably. The carrying amount of the replaced charged to profit or loss during the financial period Fixed assets are depreciated using the straight-line method based on the balance of their costs less estimated residual values over their estimated useful years. related depreciation charge is determined based on the net value lessening the impairment recognised over their remaining useful lives. The estimated useful lives, estimated residual value as follows: Estimated residual Annual depreciation Estimated useful lives value ratio % rate % Buildings 8 to 40 years 5 2.4 to Equipment and Machinery 4 to 30 years 3 to 5 3.2 to Motor Vehicles 4 to 14 years 5 6.8 to Other 5 to 12 years 5 7.9 to The estimated useful lives, estimated residual values and adjusted if appropriate, at year end. As of January 1, 2013, the management has revised the estimates of useful lives from 14 to 30 years of the Group’s long-distance pipelines with reference to the practices commonly adopted by the companies within the same industry and the physical condition of the the Group’s business performance for the six months An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its recoverable amount (Note 4(15)). The carrying amounts of fixed assets are derecognised when the fixed assets are disposed or no future economic benefits are expected from their use or damaged, gains or losses on disposal are determined by comparing the proceeds with the carrying amounts of the assets, adjusted by related taxes and expenses, and

060 FINANCIAL STATEMENTS 2013 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2013 (All amounts in RMB millions unless otherwise stated) (10) Oil and Gas Properties Oil and gas properties include the mineral interests in properties, wells and related facilities arising from oil and gas exploration and production activities. The costs of obtaining the mineral interests in properties are capitalised when they are incurred and are initially recognised at acquisition costs. Exploration license fee, mineral interests in properties, subsequent to the acquisition of the mineral interests in properties, are charged to profit or loss. Oil and gas exploration costs include drilling drilling exploration costs are capitalised pending determination of whether the wells find proved oil and gas reserves. The non-drilling exploration costs are recorded Oil and gas development costs are capitalised as the respective costs of wells and related facilities for oil and gas development based on their intended use. The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. The oil and gas properties are amortised at the field the mineral interests in unproved properties which are on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of production licenses. The carrying amount of oil and gas properties other than the mineral interests in unproved properties is reduced to the recoverable amount when their recoverable amount of the mineral interests in unproved properties is reduced to the fair value when their fair value is lower than their carrying amount (Note 4(15)). (11) Construction in progress Construction in progress is recognised at actual cost. necessary costs incurred and the borrowing costs eligible for capitalisation to prepare the asset for its intended use. Construction in progress is transferred to fixed depreciation begins from the following month.

FINANCIAL STATEMENTS 061 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2013 (All amounts in RMB millions unless otherwise stated) Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs, the successful efforts method is used for the capitalisation included in the oil and gas exploration costs are capitalised as wells and related facilities when the wells are completed and economically proved reserves are found. economically proved reserves less the net residual exploration costs for the sections of wells with economically proved reserves are capitalised as wells and related facilities, and the costs of other sections are capitalised pending the determination of whether economically proved reserves can be found within one year of the completion of the wells. For wells that are still can be found after one year of completion, the related drilling exploration costs remain temporarily capitalised only if sufficient reserves are found in those wells and they are economically proved reserves or not, and further exploration activities are under way or firmly planned and are about to be implemented. Otherwise the related discovered in a well, for which the drilling exploration costs have been expensed previously, no adjustment should be made to the drilling exploration costs that were expensed, while the subsequent drilling exploration costs and costs for completion of the well are capitalised. The crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic (12) Intangible Assets Intangible assets include land use rights and assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valued amount approved by the relevant authorities managing the Land use rights are amortised using the straight-line allocate the amount paid for the purchase of land use rights and buildings between the land use rights and the buildings on a reasonable basis, the entire amount is Patent and other intangible assets are initially recorded at actual cost, and amortised using the straight-line method over the assets’ estimated useful lives. The carrying amount of intangible assets is written down to its recoverable amount when the recoverable amount is lower than the carrying amount (Note 4(15)) intangible assets with finite useful life are reviewed,

062 FINANCIAL STATEMENTS 2013 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2013 (All amounts in RMB millions unless otherwise stated) (13) Research and Development Research expenditure incurred is recognised as an be capitalised unless they satisfy the following conditions simultaneously: · In respect of the technology, it is feasible to · It is intended by managements gibleto asset; finish and use or · It is able to prove that the intangible asset is to ·With the support of sufficient technologies, financial development of the intangible asset, and it is able to use or sell the intangible asset; and · The costs attributable to the can development be reliably of measured. the Costs incurred on development projects not satisfying the current period. Costs incurred on development recorded be re-recognised as asset in future accounting periods. listed as development expenditure in the balance sheet, which shall be transferred to intangible asset from the date when the expected purposes of use are realised. (14) Long-term Prepaid Expenses Long-term prepaid expenses include advance lease payments and other prepaid expenses that should be borne by current and subsequent periods and should be expenses are amortised using the straight-line method cost less accumulated amortisation. (15) Impairment of Non-current Assets Fixed assets, oil and gas properties except for mineral interests in unproved properties, intangible assets with finite useful life and long-term equity investments are may be impaired at the balance sheet date. An impairment carrying amount exceeds its recoverable amount if the impairment test indicates that the recoverable amount is less than its carrying amount. The recoverable amount is the present value of the estimated future cash flow assessed and recognised for each individual asset. If it individual asset, the recoverable amount of the group of assets is the smallest group of assets that is able to

FINANCIAL STATEMENTS 063 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2013 (All amounts in RMB millions unless otherwise stated) The goodwill presented separately in financial statements should be on an annual basis regardless whether there exists any indicates that, for the cash-generating unit (that includes the allocated goodwill), the recoverable amount is lower than the carrying value, then an impairment loss will The mineral interests in unproved properties are single property is significant, the impairment test is of the single property. If the cost incurred to obtain features or reserve layer conditions are identical or similar to those of other adjacent properties, impairment tests are performed on the basis of a group of properties that consist of several adjacent mining areas with identical or similar geological structure features or reserve layer Once an impairment loss of these assets is recognised, it is not allowed to be reversed even if the value can be recovered in subsequent period. (16) Borrowing Costs Borrowing costs incurred that are directly attributable and gas properties, which require a substantial period of time for acquisition and construction activities to get ready for their intended use, are capitalised as part of the cost of the assets when capital expenditures and borrowing costs have already incurred and the activities of acquisition and construction necessary to prepare the assets to be ready for their intended use have commenced. The are ready for their intended use. Borrowing costs costs should be suspended during periods in which the abnormally, and the interruption lasts for more than 3 For a borrowing taken specifically for the acquisition and gas property eligible for capitalisation, the to-be-capitalised amount of interests shall be determined according to the actual costs incurred less any income earned on the unused borrowing fund as a deposit in the bank or as a temporary investment. Where a general borrowing is used for the acquisition eligible for capitalisation, the Group shall calculate and determine the to-be-capitalised amount of interests on the general borrowing by multiplying the part of the accumulative asset disbursements in excess of the weighted average asset disbursement for the specifically borrowing used. The actual rate is the rate used to expected existing period or the applicable shorter

064 FINANCIAL STATEMENTS 2013 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2013 (All amounts in RMB millions unless otherwise stated) (17) Employee Compensation Employee compensation includes wages, salaries, allowances, employee welfare, social security contributions, housing provident funds, labour union funds, employee education funds and other relevant compensation incurred in exchange for services rendered by employees. Except for severance pay, employee compensation is recognised as a liability during the period which employees render services, and it will be allocated into relevant costs and expenses to whichever the employee service is attributable. (18) Provisions Provisions for product guarantee, quality onerous obligations, and it is probable that an outflow of economic amounts can be reliably estimated. Provisions are measured at the best estimate of the expenditures expected to be required to settle the present obligation. Factors surrounding the contingencies such as be taken into account as a whole in reaching the best money is material, the best estimate is determined by discounted amount of the provision arising from the Asset retirement obligations which meet the criteria of provisions are recognised as provisions and the amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements, while a corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently expenses from the assets retirement obligations for each period are recognised with the effective interest method during the useful life of the related oil and gas If the conditions for the recognition of the provisions are not met, the expenditures for the decommissioning, removal and site cleaning will be expensed in profit or

FINANCIAL STATEMENTS 065 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2013 (All amounts in RMB millions unless otherwise stated) (19) Deferred Tax Assets and Deferred Tax Liabilities Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences (temporary differences) arising between the tax bases deductible losses, which can be utilised against the as temporary differences and a deferred tax asset is tax liabilities are not accounted for the temporary differences resulting from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profits (or deductible loss). Deferred tax assets that are expected to apply to the period when the related deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets of the Group are recognised for deductible temporary differences and deductible losses and tax credits to the extent that it is probable that temporary differences, deductible losses and tax credits Deferred tax liabilities are recognised for taxable temporary differences arising from investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the Deferred tax assets are recognised for deductible temporary differences arising from investments in subsidiaries, associates and jointly controlled entities, to the extent that, and only to the extent that, it is probable that the temporary differences will reverse in the foreseeable temporary differences can be utilised. Deferred tax assets and liabilities which meet the following conditions shall be presented on a net basis: · Deferred tax assets and liabilities are related to the income tax of the same entity within the Group levied by the same authority; · This entity is legally allowed to settle its

066 FINANCIAL STATEMENTS 2013 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2013 (All amounts in RMB millions unless otherwise stated) (20) Revenue Recognition The amount of revenue is determined in accordance with the fair value of the contractual consideration received or receivable for the sales of goods and is shown net of discounts and returns. Revenue is recognised when specific below: (a) Sales of goods Revenue from sales of goods is recognised when the and rewards of ownership of the goods, and retains neither continuing managerial involvement nor effective control over the goods sold, and it is probable that the Group and related revenue and cost can be measured (b) Rendering of services The Group recognises its revenue from rendering of Under the percentage-of-completion method, revenue is recognised based on the costs incurred to date as a percentage of the total estimated costs to be incurred. (c) Transfer of the assets use rights Interest income is recognised on a time-proportion Revenue from operating lease is recognised using the (21) Leases Leases that transfer substantially all the risks and finance lease; other leases are operating leases. When the Group acquires an asset under a finance lower of its fair value and the present value of the minimum lease payments, each determined at the inception of the lease. If there is reasonable certainty that the Group term, the leased asset is depreciated over its estimated the shorter of the lease term and its estimated useful the value of the leased assets is recognised as interest method over the lease term, and the amortisation is accounted for in accordance with the principles of borrowing costs.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2013 (All amounts in RMB millions unless otherwise stated) Payments made under operating leases are charged to the lease. (22) Dividend Distribution Dividend distribution is recognised as a liability in the period in which it is approved by a resolution of shareholders’ general meeting. (23) Business Combination (a) Business combination under common control The consideration paid and the net assets obtained The difference between the carrying value of the net assets obtained and the carrying value of the consideration is adjusted against the capital surplus. If the adjusted against retained earnings. Costs incurred directly attributable to the business The transaction costs of the equity securities or debt securities issued which are attributable to the business combination are recorded in the initial recognition (b) Business combination not under common control The acquisition costs paid and the identifiable net value at the acquisition date. Where the cost of acquiree’s identifiable net assets, the difference is than the acquirer’s interest in the fair value of directly in profit or loss. Costs which are directly attributable to the The transaction costs of the equity securities or debt securities issued which are attributable to the business combination are recorded in the initial recognition (24) Basis of Preparation of Consolidated Financial Statements The scope of consolidated financial and its statements subsidiaries Subsidiaries are fully consolidated from the date consolidated from the date that control ceases. control are consolidated from the day when they are under common control with the Company of the ultimate controlling party, and their net profit earned before the combination date shall be presented separately in the consolidated income statement.

068 FINANCIAL STATEMENTS 2013 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2013 (All amounts in RMB millions unless otherwise stated) When the accounting policies and accounting periods of subsidiaries are not consistent with those of the Company, the Company will make necessary adjustments to the financial statements of the subsidiaries in accordance with the Company’s accounting policies and subsidiaries acquired from the business combination not under common control are adjusted on the basis of the fair value of the identifiable net assets at the the consolidated acquisition All material intercompany balances, transactions and unrealised gains within the Group are eliminated upon consolidation. The portion of the shareholders’ equity Company is treated as minority interests and presented separately within shareholders’ equity in the consolidated balance sheet or within net profit in the consolidated (25) Segment Reporting The Group determines its operating segments based on its organisational structure, management requirements and internal reporting system. On the basis of these disclosure of segmental information. An operating segment refers to a component of the Group that simultaneously meet the following criteria: (1) the component can generate revenue and incur expenses in ordinary activities; (2) the component’s operating results can be regularly reviewed by the Group’s management to make decisions about resource allocation to the component and assess its performance; (3) the Group can obtain financial information relating to the financial position, operating results and cash flows, etc. of the similar economic characteristics and meet certain requirements, the Group may aggregate these operating segments into a single operating segment. The Group also discloses total external revenue derived from other regions outside mainland China and the total non-current assets located in other regions outside (26) Critical Accounting Estimates and Judgements Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and

(a) Estimation of oil and natural gas reserves

Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the income statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc.

(b) Estimation of impairment of fixed assets and oil and gas properties

Fixed assets and oil and gas properties are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as future price of crude oil, refined and chemical products and the production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions.

Favourable changes to some assumptions, or not updating assumptions previously made, may allow the Group to avoid the need to impair any assets, whereas unfavourable changes may cause the assets to become impaired.

(c) Estimation of asset retirement obligations

Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

5 TAXATION

The principal taxes and related tax rates of the Group are presented as below:

Types of taxes Tax rate Tax basis and method

Value Added Tax (the “VAT”) 6%, 11%, 13% or 17% Based on taxable value added amount. Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less current period’s deductible VAT input.

Resource Tax 5% Based on the revenue from sales of crude oil and natural gas.

Business Tax 3% Based on income generated from transportation of crude oil and natural gas.

Consumption Tax Based on quantities Based on sales quantities of taxable products. RMB 1.0 yuan per litre for unleaded gasoline, RMB 0.8 yuan per litre for diesel, RMB 1.0 yuan per litre for naphtha, solvent oil and lubricant and RMB 0.8 yuan per litre for fuel oil.

Corporate Income Tax 15% or 25% Based on taxable income.

Mineral Resources 1% Based on the revenue from sales of crude oil and Compensation Fee natural gas.

Crude Oil Special Gain Levy 20% to 40% Based on the sales of domestic crude oil at prices higher than a specific level.

City Maintenance and Construction Tax 1%, 5% or 7% Based on the actual paid business tax, VAT and consumption tax.

On November 16, 2011, the MOF, State Administration of Taxation of the PRC (the “SAT”) implemented the ‘Change of Business Tax to Value Added Tax Pilot Program’ (“Pilot Program”), which set out detailed related implementation guidance and fundamental principles. Accordingly, the Pilot Program will be applicable to the transportation and certain modern service industries in Shanghai and Beijing from January 1, 2012 and September

1, 2012, respectively in respect of which VAT will be levied in lieu of Business Tax. Part of the Group’s pipeline transmission services and research and development and technical services will be subject to VAT rate of 11% and

6% respectively in succession.

Pursuant to the Circular jointly issued by the MOF, the General Administration of Customs of the PRC and the State Administration of Taxation of the PRC (the “SAT”) on Issues Concerning a Proportionate Refund of VAT on Imported Natural Gas between 2011 and 2020 as well as Natural Gas Imported from Central Asia before the end of 2010 (Cai Guan Shui [2011] No.39), if the price of imported natural gas under any state-sanctioned natural gas import program is higher than the selling price fixed by the State, the VAT as paid by the Group on imported natural gas (including LNG) under the above program is refunded on a pro-rata basis by reference to the extent of the import price above the selling price fixed by the State.

Pursuant to Order 605 of the State Council in respect of its Decision on the Amendments of the Provisional Regulations Governing Resource Tax of the PRC, resource tax on crude oil and natural gas payable by entities or individuals who extract crude oil and natural gas in the territory and waters over which the PRC has jurisdiction shall be imposed on ad valorem basis at 5% to 10% with effect from November 1, 2011. Pursuant to Order 66 jointly issued by the MOF and SAT in respect of the Implementation Rules under the Provisional Regulations Governing

Resource Tax of the PRC, the tax rate applicable to crude oil and natural gas shall be 5%.

In accordance with the Circular jointly issued by the MOF, the General Administration of Customs of the PRC and the SAT on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategy

(Cai Shui [2011] No. 58), the corporate income tax for the enterprises engaging in the encouraged industries in the Western China Region is charged at a preferential corporate income tax rate of 15% from January 1, 2011 to

December 31, 2020. Certain branches and subsidiaries of the Company in the Western China Region obtained the approval for the use of the preferential corporate income tax rate of 15%.

Pursuant to the Notice from the MOF on the Increase of the Threshold of the Crude Oil Special Gain Levy (Cai

Qi [2011] No. 480), the threshold of the crude oil special gain levy shall be increased to US$55, with effect from November 1, 2011. Notwithstanding such adjustment, the crude oil special gain levy continues to have 5 levels and is calculated and charged according to the progressive and valorem rates on the excess amounts.

072 FINANCIAL STATEMENTS

2013 INTERIM REPORT

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2013
(All amounts in RMB millions unless otherwise stated)

6 BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS

(1) Principal subsidiaries

Company name	Type of sub-sidiary	Acquisi-tion method	Country of incorpo-ration	Regis-tered capital	Principal activities	Type of Legal Entity	Legal repre-senta-tive	Closing effective invest-ment cost	Attribu-table equity interest %	Attribu-table voting rights %	Conso-lidated or not
Daqing Oilfield Company Limited	Direct	Establi-shed	PRC	47,500	Exploration, production and sale of crude oil and natural gas	Limited liability com-pany	Wang Yong chun	66,720	100.00	100.00	Yes
CNPC Exploration and Deve-lopment Company Limited	Direct	Business combi-nation under common control	PRC	16,100	Exploration, production and sale of crude oil and natural gas in and outside the PRC	Limited liability com-pany	Sun Long de	23,778	50.00	57.14	Yes
PetroChina Hong Kong Limited	Direct	Establi-shed	HK	HK Dollar ("HKD") 7,592 million	Investment holding. The principal activities of its subsidiaries, asso-ciates and jointly controlled entities are the exploration, pro-duction and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC	Limited liability com-pany	N/A	25,590	100.00	100.00	Yes
PetroChina Interna-tional Investment Company Limited	Direct	Establi-shed	PRC	31,314	Investment holding. The principal activities of its subsidiaries and jointly controlled entities are the exploration, development and production of crude oil, natural gas, oilsands and coalbed methane outside the PRC	Limited liability com-pany	Bo Qiliang	31,314	100.00	100.00	Yes
PetroChina Interna-tional Company Limited	Direct	Establi-shed	PRC	14,000	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC	Limited liability com-pany	Wang Lihua	14,857	100.00	100.00	Yes
PetroChina Northwest United Pipeline Company Limited	Direct	Establi-shed	PRC	62,500	Storage, transportation and development of crude oil and nature gas; construction and related technology consulting of petroleum and natural gas pipeline project; import and export of goods and technology; purchase and sale of materials in the PRC	Limited liability com-pany	Huang Weihe	19,500	52.00	52.00	Yes

PetroChina
FINANCIAL STATEMENTS 073
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2013
(All amounts in RMB millions unless otherwise stated)

(2) Exchange rates of international operations' major financial statement items

	Assets and liabilities	
Company name	June 30, 2013	December 31, 2012
PetroKazakhstan Inc.	USD 1=RMB 6.1787 yuan	USD 1=RMB 6.2855 yuan
PetroChina Hong Kong Limited	HKD 1=RMB 0.79655 yuan	HKD 1=RMB 0.8109 yuan
Singapore Petroleum Company Limited	SGD 1=RMB 4.8470 yuan	SGD 1=RMB 5.1028 yuan

Equity items except for the retained earnings, revenue, expense and cash flows items are translated into RMB at the approximate exchange rates at the date of the transactions.

7 CASH AT BANK AND ON HAND

	June 30, 2013	December 31, 2012
Cash on hand	354	98
Cash at bank	155,440	48,531
Other cash balances	2,248	1,324
	158,042	49,953

The Group's cash at bank and on hand include the following foreign currencies as of June 30, 2013:

	Foreign currency	Exchange rate	RMB equivalent
USD	3,274	6.1787	20,229
HKD	2,491	0.7966	1,984
Tenge	55,051	0.0401	2,208
Other			2,440
			26,861

The Group's cash at bank and on hand included the following foreign currencies as of December 31, 2012:

	Foreign currency	Exchange rate	RMB equivalent
USD	1,741	6.2855	10,943
HKD	8,118	0.8109	6,583
Tenge	17,470	0.0415	725
Other			1,085
			19,336

The Group's cash at bank and on hand in foreign currencies mainly comprise cash at bank.

As of June 30, 2013, time deposits of USD 850 million are impawned as collateral for long-term borrowings of USD 850 million (Note 31).

074 FINANCIAL STATEMENTS

2013 INTERIM REPORT

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2013
(All amounts in RMB millions unless otherwise stated)

8 NOTES RECEIVABLE

Notes receivable represents mainly bills of acceptance issued by banks for the sale of goods and products.

As of June 30, 2013, all notes receivable of the Group are due within one year.

9 ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

(a) Accounts receivable

	Group		Company	
	June 30, 2013	December 31, 2012	June 30, 2013	December 31, 2012
Accounts receivable	90,277	65,035	10,048	4,658
Less: Provision for bad debts	(559)	(585)	(452)	(460)
	89,718	64,450	9,596	4,198

The aging of accounts receivable and related provision for bad debts are analysed as follows:

	Group					
	June 30, 2013			December 31, 2012		
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	88,506	98	-	64,034	99	(3)
1 to 2 years	927	1	(16)	323	-	(17)
2 to 3 years	232	-	(2)	29	-	-
Over 3 years	612	1	(541)	649	1	(565)
	90,277	100	(559)	65,035	100	(585)

	Company					
	June 30, 2013			December 31, 2012		
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	9,515	95	-	4,097	88	-
1 to 2 years	25	-	-	35	1	-
2 to 3 years	13	-	-	8	-	-
Over 3 years	495	5	(452)	518	11	(460)
	10,048	100	(452)	4,658	100	(460)

PetroChina FINANCIAL STATEMENTS 075
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2013
(All amounts in RMB millions unless otherwise stated)

As of June 30, 2013, accounts receivable of the Group from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 21,955 (December 31, 2012: RMB 16,301).

As of June 30, 2013, the top five debtors of accounts receivable of the Group amounted to RMB 36,585, representing 41% of total accounts receivable.

During the six months ended June 30, 2013 and the six months ended June 30, 2012, the Group had no significant write-off of the provision for bad debts of accounts receivable.

(b) Other receivables

	Group		Company	
	June 30, 2013	December 31, 2012	June 30, 2013	December 31, 2012
Other receivables	22,383	16,708	53,108	49,092
Less: Provision for bad debts	(2,544)	(2,543)	(765)	(768)
	19,839	14,165	52,343	48,324

The aging analysis of other receivables and the related provision for bad debts are analysed as follows:

	Group					
	June 30, 2013			December 31, 2012		
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	17,576	79	(8)	12,473	74	(1)
1 to 2 years	1,200	5	(1)	660	4	(4)
2 to 3 years	414	2	(2)	643	4	(2)
Over 3 years	3,193	14	(2,533)	2,932	18	(2,536)
	22,383	100	(2,544)	16,708	100	(2,543)

	Company					
	June 30, 2013			December 31, 2012		
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	50,941	96	-	47,387	96	-
1 to 2 years	722	1	-	322	1	-
2 to 3 years	313	1	(2)	454	1	(1)
Over 3 years	1,132	2	(763)	929	2	(767)
	53,108	100	(765)	49,092	100	(768)

As of June 30, 2013, other receivables of the Group from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 3,206 (December 31, 2012: RMB 1,772).

As of June 30, 2013, the top five debtors of other receivables of the Group amounted to RMB 9,450,

representing 42% of total other receivables.

During the six months ended June 30, 2013 and the six months ended June 30, 2012, the Group had no significant write-off of the provision for bad debts of other receivables.

10 ADVANCES TO SUPPLIERS

June 30, 2013 December 31, 2012

Advances to suppliers 57,207 32,827

Less: Provision for bad debts (14) (14)

57,193 32,813

As of June 30, 2013 and December 31, 2012, advances to suppliers of the Group are mainly aged within one year.

As of June 30, 2013, advances to suppliers from shareholders who hold 5% or more of the voting rights in the

Company amounted to RMB 34,286 (December 31, 2012: RMB 17,149).

11 INVENTORIES

June 30, 2013 December 31, 2012

Cost

Crude oil and other raw materials 77,531 77,452

Work in progress 15,266 16,280

Finished goods 119,914 120,987

Turnover materials 45 43

212,756 214,762

Less: Write down in inventories (757) (645)

Net book value 211,999 214,117

12 AVAILABLE-FOR-SALE FINANCIAL ASSETS

June 30, 2013 December 31, 2012

Available-for-sale debenture 4 4

Available-for-sale equity instrument 1,958 2,127

Less: Provision for impairment (372) (375)

1,590 1,756

13 LONG-TERM EQUITY INVESTMENTS

Group

December June

31, 2012 Addition Reduction 30, 2013

Associates and jointly controlled entities (a) 79,803 40,992 (5,909) 114,886

Less: Provision for impairment (b) (188) (188)

79,615 114,698

Company

December June

31, 2012 Addition Reduction 30, 2013

Subsidiaries (c) 247,362 13,680 (145) 260,897

Associates and jointly controlled entities 18,790 36,675 (258) 55,207

Less: Provision for impairment (213) (213)

265,939 315,891

As of June 30, 2013, the above-mentioned investments are not subject to restriction on conversion into cash or remittance of investment income.

078 FINANCIAL STATEMENTS

2013 INTERIM REPORT

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2013
(All amounts in RMB millions unless otherwise stated)

(a) Principal associates and jointly controlled entities of the Group

						June 30, 2013			For the six months ended June 30, 2013	
	Country of incorporation	Principal activities	Registered capital	Interest held %	Voting rights %	Total assets	Total liabilities	Total net assets	Revenues	Net profit/ (loss)
Dalian West Pacific Petrochemical Co., Ltd.	PRC	Production and sale of petroleum and petrochemical products	USD 258 million	28.44	28.44	7,762	11,679	(3,917)	14,142	(519)
China Marine Bunker (PetroChina) Co., Ltd.	PRC	Oil import and export trade and transportation, sale and storage	1,000	50.00	50.00	12,880	10,359	2,521	26,778	53
China Petroleum Finance Co., Ltd.	PRC	Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business	5,441	49.00	49.00	613,230	580,987	32,243	6,442	1,954
Arrow Energy Holdings Pty Ltd.	Australia	Exploration, development and sale of coal seam gas	AUD 2	50.00	50.00	47,571	18,193	29,378	586	(2,187)
PetroChina United Pipelines Co., Ltd. (i)	PRC	Storage and transportation of natural gas through pipeline, construction and related technology consulting of petroleum and natural gas pipeline	40,000	50.00	50.00	83,340	2,753	80,587	1,403	566

(i) In June 2013, PetroChina United Pipelines Company Limited, in which the Group has a 50% equity interest, was established with an issued capital of 40,000 million.

PetroChina
FINANCIAL STATEMENTS 079
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2013
(All amounts in RMB millions unless otherwise stated)

Investments in principal associates and jointly controlled entities are listed below:

	Investment cost	December 31, 2012	Addition	Reduction	Share of profit of investees under equity method	Cash dividend declared	Currency translation differences	Associates transferred to subsidiaries	June 30, 2013
Dalian West Pacific Petrochemical Co., Ltd.	566	-	-	-	-	-	-	-	-
China Marine Bunker (PetroChina) Co., Ltd.	740	1,174	-	-	9	-	-	-	1,183
China Petroleum Finance Co., Ltd.	9,917	15,375	-	(137)	958	-	(49)	-	16,147
Arrow Energy Holdings Pty Ltd.	19,407	17,464	614	-	(1,093)	-	(2,315)	-	14,670
PetroChina United Pipelines Co., Ltd.	20,000	-	40,000	-	(4,521)	-	-	-	35,479

(b) Provision for impairment

	June 30, 2013	December 31, 2012
Associates and jointly controlled entities		
PetroChina Shouqi Sales Company Limited	(60)	(60)
PetroChina Beiqi Sales Company Limited	(49)	(49)
Other	(79)	(79)
	(188)	(188)

(c) Subsidiaries

Principal subsidiaries of the Company:

	June 30, 2013		For the six months ended June 30, 2013	
	Total assets	Total liabilities	Revenue	Net profit / (loss)
Daqing Oilfield Company Limited	263,060	69,418	97,474	30,623
CNPC Exploration and Development Company Limited	146,867	41,923	31,335	7,612
PetroChina Hong Kong Limited	90,810	37,352	15,635	3,909
PetroChina International Investment Company Limited	89,796	62,877	7,002	(2,295)
PetroChina International Company Limited	162,340	128,963	445,145	1,737
PetroChina Northwest United Pipeline Company Limited	64,674	1,648	-	545

080 FINANCIAL STATEMENTS
2013 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2013
(All amounts in RMB millions unless otherwise stated)

Investment in subsidiaries:

	Investment cost	December 31, 2012	Additional investment	Disposal or deduction of capital	Transferred to branch	June 30, 2013
Daqing Oilfield Company Limited	66,720	66,720	-	-	-	66,720
CNPC Exploration and Development Company Limited	23,778	23,778	-	-	-	23,778
PetroChina Hong Kong Limited	25,590	25,590	-	-	-	25,590
PetroChina International Investment Company Limited	31,314	31,314	-	-	-	31,314
PetroChina International Company Limited	14,857	14,857	-	-	-	14,857
PetroChina Northwest United Pipeline Company Limited	32,500	19,500	13,000	-	-	32,500
Other		65,603	680	(138)	(7)	66,138
Total		247,362	13,680	(138)	(7)	260,897

14 FIXED ASSETS December June 31, 2012 Addition Reduction 30, 2013 Cost Buildings 164,233 4,554 (4,119) 164,668 Equipment and Machinery 735,346 23,054 (71,494) 686,906 Motor Vehicles 28,479 697 (2,140) 27,036 Other 15,991 632 (659) 15,964 Total 944,049 28,937 (78,412) 894,574 Accumulated depreciation Buildings (49,253) (3,997) 895 (52,355) Equipment and Machinery (300,037) (19,222) 23,473 (295,786) Motor Vehicles (14,804) (1,097) 666 (15,235) Other (6,442) (616) 206 (6,852) Total (370,536) (24,932) 25,240 (370,228) Fixed assets, net Buildings 114,980 112,313 Equipment and Machinery 435,309 391,120 Motor Vehicles 13,675 11,801 Other 9,549 9,112 Total 573,513 524,346 Provision for impairment Buildings (3,567) - 29 (3,538) Equipment and Machinery (24,319) - 124 (24,195) Motor Vehicles (50) - - (50) Other (98) - - (98) Total (28,034) - 153 (27,881) Net book value Buildings 111,413 108,775 Equipment and Machinery 410,990 366,925 Motor Vehicles 13,625 11,751 Other 9,451 9,014 Total 545,479 496,465 Depreciation provided on fixed assets for the six months ended June 30, 2013 was RMB 22,781. Cost transferred from construction in progress to fixed assets was RMB 25,868. As of June 30, 2013, the Group’s fixed assets under operating leases are mainly equipment and machinery, the net book value of which amounted to RMB 759. As of June 30, 2013, fixed assets of a net book value of RMB 10 are pledged as collateral for the Group’s short- term borrowings of RMB 10 (Note 22).

15 OIL AND GAS PROPERTIES December June 31, 2012 Addition Reduction 30, 2013 Cost Mineral interests in proved properties 19,063 12,914 (1,727) 30,250 Mineral interests in unproved properties 22,112 1,380 (1,079) 22,413 Wells and related facilities 1,289,038 33,882 (3,587) 1,319,333 Total 1,330,213 48,176 (6,393) 1,371,996 Accumulated depletion Mineral interests in proved properties (670) (1,945) 14 (2,601) Wells and related facilities (583,564) (47,666) 3,570 (627,660) Total (584,234) (49,611) 3,584 (630,261) Oil and gas properties, net Mineral interests in proved properties 18,393 27,649 Mineral interests in unproved properties 22,112 22,413 Wells and related facilities 705,474 691,673 Total 745,979 741,735 Provision for impairment Mineral interests in proved properties - - - - Mineral interests in unproved properties - - - - Wells and related facilities (12,396) - 67 (12,329) Total (12,396) - 67 (12,329) Net book value Mineral interests in proved properties 18,393 27,649 Mineral interests in unproved properties 22,112 22,413 Wells and related facilities 693,078 679,344 Total 733,583 729,406 Depletion provided on oil and gas properties for the six months ended June 30, 2013 was RMB 49,547. As of June 30, 2013, the asset retirement obligations capitalised in the cost of oil and gas properties amounted to RMB 66,179. Related depletion charge for the six months ended June 30, 2013 was RMB 2,990. 16 CONSTRUCTION MATERIALS The Group’s construction materials mainly represent the actual cost of materials purchased for construction projects.

PetroChina

FINANCIAL STATEMENTS 083

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2013
(All amounts in RMB millions unless otherwise stated)

17 CONSTRUCTION IN PROGRESS

Project Name	Budget	December 31, 2012	Addition	Transferred to fixed assets or oil and gas properties	Other Reduction	June 30, 2013	Proportion of construction compared to budget %	Capitalised interest expense	Including: capitalised interest expense for current period	Source of fund
West of Third West-East Gas Pipeline (Horgos - Zhongwei)	38,198	12,609	6,668	-	-	19,277	50	-	-	Self
Third Shaanxi-Beijing Gas Pipeline	10,989	1,372	315	-	-	1,687	95	447	21	Self & Loan
PetroChina Sichuan project with an ethylene output of 0.8 million tons per year	18,658	15,846	487	-	-	16,333	89	258	144	Self & Loan
Sino-Venezuela joint venture Guangdong Petrochemical refinery project with an output of 20 million tons per year	49,977	1,050	164	-	-	1,214	2	35	18	Self & Loan
Zhongwei-Guiyang Gas pipeline	19,294	2,340	1,558	(1,215)	-	2,683	71	74	47	Self & Loan
Other		249,957	68,522	(55,268)	(6,885)	256,326		7,505	1,719	
		283,174	77,714	(56,483)	(6,885)	297,520		8,319	1,949	
Less: Provision for impairment		(115)				(110)				
		283,059				297,410				

For the six months ended June 30, 2013, the capitalised interest expense amounted to RMB 1,949 (for the six months ended June 30, 2012: RMB 2,361). The annual interest rates used to determine the capitalised amount are 5.76%.

18 INTANGIBLE ASSETS December June 31, 2012 Addition Reduction 30, 2013 Cost Land use rights 46,165 2,080 (437) 47,808 Patents 3,666 157 - 3,823 Other (i) 22,529 724 (256) 22,997 Total 72,360 2,961 (693) 74,628 Accumulated amortisation Land use rights (5,951) (729) 22 (6,658) Patents (2,261) (131) - (2,392) Other (7,029) (848) 38 (7,839) Total (15,241) (1,708) 60 (16,889) Intangible assets, net Land use rights 40,214 41,150 Patents 1,405 1,431 Other 15,500 15,158 Total 57,119 57,739 Provision for impairment (693) (4) 3 (694) Net book value 56,426 57,045 (i) Other intangible assets principally include non-proprietary technology and trademark use right etc. Amortisation provided on intangible assets for the six months ended June 30, 2013 was RMB 1,698. Research and development expenditures for the six months ended June 30, 2013 amounted to RMB 7,843 (for the six months ended June 30, 2012: RMB 5,848), which have been recognised in profit or loss. 19 GOODWILL Goodwill primarily relates to the acquisition of Singapore Petroleum Company and INEOS Refining Limited, completed in 2009 and 2011 respectively.

20 LONG-TERM PREPAID EXPENSES December June 31, 2012 Addition Reduction 30, 2013 Advance lease payments (i) 16,469 1,346 (1,123) 16,692 Other 7,882 785 (868) 7,799 Total 24,351 2,131 (1,991) 24,491 (i) Advance lease payments are principally for use of land sub-leased from entities other than the PRC land authorities. Amortisation provided on long-term prepaid expenses for six months ended June 30, 2013 was RMB 1,867. 21 PROVISION FOR ASSETS December Reduction June 31, 2012 Addition Reversal Write-off 30, 2013 Bad debts provision 3,142 1 (28) 2 3,117 Including: Bad debts provision for accounts receivable 585 - (25) (1) 559 Bad debts provision for other receivables 2,543 1 (3) 3 2,544 Bad debts provision for advances to suppliers 14 - - - 14 Provision for declines in the value of inventories 645 242 (22) (108) 757 Provision for impairment of available-for-sale financial assets 375 - - (3) 372 Provision for impairment of long-term equity investments 188 - - - 188 Provision for impairment of fixed assets 28,034 - - (153) 27,881 Provision for impairment of oil and gas properties 12,396 - - (67) 12,329 Provision for impairment of construction in progress 115 - - (5) 110 Provision for impairment of intangible assets 693 4 - (3) 694 Total 45,588 247 (50) (337) 45,448

22 SHORT-TERM BORROWINGS June 30, 2013 December 31, 2012 Guarantee - RMB 80 130 Pledge - RMB 27 10 Impawn - RMB 882 -Unsecured - RMB 53,981 97,058 Pledge - USD 30 -Unsecured - USD 74,790 42,277 Unsecured - JPY 3,252 3,934 Unsecured - Other 476 -133,518 143,409 As of June 30, 2013, the above-mentioned guaranteed borrowings which were guaranteed by CNPC and its subsidiaries amounted to RMB 80. As of June 30, 2013, the above-mentioned pledged RMB borrowings were secured by fixed assets of a net book value of RMB 10 (December 31, 2012: fixed assets of a net book value of RMB 11) as collateral. As of June 30, 2013, the above-mentioned impawned RMB borrowings were impawned by notes receivable of a net book value of RMB 882 as collateral. The weighted average interest rate for short-term borrowings as of June 30, 2013 is 2.90 % per annum (December 31, 2012: 3.73%). 23 NOTES PAYABLE As of June 30, 2013 and December 31, 2012, notes payable mainly represented bank accepted notes. All notes are matured within one year. 24 ACCOUNTS PAYABLE As of June 30, 2013, accounts payable included amounts payable to shareholders who hold 5% or more of the voting rights in the Company RMB 86,377 (December 31, 2012: RMB 78,161). As of June 30, 2013, accounts payable aged over one year amounted to RMB 24,783 (December 31, 2012: RMB 26,940), and mainly comprised of payables to several suppliers and were not settled.

PetroChina

FINANCIAL STATEMENTS 087

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2013
(All amounts in RMB millions unless otherwise stated)

25 ADVANCES FROM CUSTOMERS

As of June 30, 2013, advances from customers included amount payable to shareholders who hold 5% or more of the voting rights in the Company RMB 1,872 (December 31, 2012: RMB 1,159).

26 EMPLOYEE COMPENSATION PAYABLE

	December 31, 2012	Addition	Reduction	June 30, 2013
Wages, salaries and allowances	1,473	36,549	(33,717)	4,305
Staff Welfare	-	4,015	(2,266)	1,749
Social security contributions	776	11,581	(11,332)	1,025
Including:				
Medical insurance	535	3,125	(2,956)	704
Basic endowment insurance	123	5,844	(5,832)	135
Unemployment insurance	38	557	(556)	39
Work-related injury insurance	27	300	(295)	32
Maternity insurance	13	147	(146)	14
Housing provident funds	72	3,389	(3,386)	75
Labour union funds and employee education funds	1,771	1,395	(917)	2,249
Other	69	114	(139)	44
	4,161	57,043	(51,757)	9,447

As of June 30, 2013, employee benefits payable did not contain any balance in arrears.

27 TAXES PAYABLE

	June 30, 2013	December 31, 2012
Income tax payable	4,013	12,708
Consumption tax payable	6,842	9,846
Crude oil special gain levy payable	17,272	20,573
Other	18,424	28,918
	46,551	72,045

28 OTHER PAYABLES As of June 30, 2013, other payables included amounts payable to shareholders who hold 5% or more of the voting rights in the Company RMB 2,434 (December 31, 2012: RMB 1,668). As of June 30, 2013, other payables mainly comprised deposits and payments made on behalf, and other payables aged over one year amounted to RMB 8,273 (December 31, 2012: RMB 7,541). 29 PROVISIONS December 31, 2012 Addition Reduction June 30, 2013 Assets retirement obligations 83,928 3,488 (119) 87,297 Assets retirement obligations are related to oil and gas properties. 30 CURRENT PORTION OF NON-CURRENT LIABILITIES June 30, 2013 December 31, 2012 Long-term borrowings due within one year Guarantee - RMB 9 36 Guarantee - USD 39 - Guarantee - Other 20 23 Unsecured - RMB 15,902 6,048 Unsecured - USD 18,199 207 Unsecured - Other 10 24 34,179 6,338 Debentures payable due within one year 16,500 1,500 50,679 7,838 The above-mentioned guaranteed borrowings due within one year were mainly guaranteed by CNPC and its subsidiaries.

PetroChina

FINANCIAL STATEMENTS 089

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2013
(All amounts in RMB millions unless otherwise stated)

The five largest long-term borrowings due within one year:

	Starting date	Termination date	Currency	Rate	June 30, 2013 Foreign currency	June 30, 2013 RMB	December 31, 2012 Foreign currency	December 31, 2012 RMB
CNPC International Ltd.	April 15, 2013	May 15, 2014	USD	LIBOR plus 1.70%	1,878	11,604	-	-
China Petroleum Finance Co., Ltd.	April 22, 2011	March 21, 2014	RMB	4.55%	-	10,000	-	10,000
China Petroleum Finance Co., Ltd.	January 1, 2013	February 11, 2014	USD	LIBOR plus 2.90%	489	3,018	-	-
CNPC Finance(HK) Limited	June 23, 2011	June 22, 2014	USD	LIBOR plus 2.00%	350	2,161	350	2,200
China Petroleum Finance Co., Ltd.	March 3, 2011	March 3, 2014	RMB	5.40%	-	1,900	-	1,900
						28,683		14,100

31 LONG-TERM BORROWINGS

	June 30, 2013	December 31, 2012
Guarantee - RMB	211	150
Guarantee - USD	261	9
Guarantee - Other	126	153
Impawn - RMB	74	-
Impawn - USD	5,252	3,708
Unsecured - RMB	274,555	193,145
Unsecured - USD	28,771	16,509
Unsecured - Other	171	204
	309,421	213,878
Less: Long-term borrowings due within one year (Note 30)	(34,179)	(6,338)
	275,242	207,540

The above-mentioned guaranteed borrowings were mainly guaranteed by CNPC and its subsidiaries.

The above-mentioned impawned USD borrowings were impawned by time deposit of USD 850 million.

The maturities of long-term borrowings at the dates indicated are analysed as follows: June 30, 2013 December 31, 2012 Between one and two years 58,426 65,731 Between two and five years 98,098 76,947 After five years 118,718 64,862 275,242 207,540 The weighted average interest rate for long-term borrowings as of June 30, 2013 is 4.50% (December 31, 2012: 4.56%). The fair values of long-term borrowings amounted to RMB 196,099 (December 31, 2012: RMB 209,484). The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates as at balance sheet date of the Group’s availability of financial instruments (terms and characteristics similar to the above-mentioned borrowings). The five largest long-term borrowings: June 30, 2013 December 31, 2012 Starting Termination Foreign Foreign date date Currency Rate currency RMB currency RMB China Petroleum September 26, September 7, RMB 4.70% - 20,000 - 6,000 Finance Co., Ltd. 2012 2018 China Petroleum February 28, February 20, RMB 4.53% - 20,000 - - Finance Co., Ltd. 2013 2018 China Petroleum April 10, March 23, RMB 4.80% - 20,000 - - Finance Co., Ltd. 2013 2020 Bank of Kunlun Co., January 4, March 14, RMB 4.84% - 20,000 - - Ltd. 2013 2022 China Petroleum October 22, October 22, Finance Co., Ltd. 2011 2015 RMB 3.95% - 10,000 - 10,000 90,000 16,000

PetroChina

FINANCIAL STATEMENTS 091

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2013
(All amounts in RMB millions unless otherwise stated)

32 DEBENTURES PAYABLE

Debentures' Name	Issue date	Term of Debentures	Annual interest rate%	December 31, 2012	Addition	Reduction	June 30, 2013
2003 PetroChina Company Limited Corporate debentures	October 28, 2003	10 - year	4.11	1,500	-	-	1,500
2009 PetroChina Company Limited third tranche medium-term notes	May 26, 2009	5 - year	3.35	15,000	-	-	15,000
2010 PetroChina Company Limited first tranche medium-term notes	February 5, 2010	7 - year	4.60	11,000	-	-	11,000
2010 PetroChina Company Limited second tranche medium-term notes (i)	May 19, 2010	7 - year	3.97	20,000	-	-	20,000
2010 PetroChina Company Limited third tranche medium-term notes	May 19, 2010	5 - year	3.97	20,000	-	-	20,000
2012 PetroChina Company Limited Corporate Debentures first tranche-5 years	November 22, 2012	5 - year	4.55	16,000	-	-	16,000
2012 PetroChina Company Limited Corporate Debentures first tranche-10 years	November 22, 2012	10 - year	4.90	2,000	-	-	2,000
2012 PetroChina Company Limited Corporate Debentures first tranche-15 years	November 22, 2012	15 - year	5.04	2,000	-	-	2,000
2013 PetroChina Company Limited Corporate Debentures first tranche-5 years	March 15, 2013	5 - year	4.47	-	16,000	-	16,000
2013 PetroChina Company Limited Corporate Debentures first tranche-10 years	March 15, 2013	10 - year	4.88	-	4,000	-	4,000
Other				234	-	(78)	156
				87,734	20,000	(78)	107,656
Less: Debentures payable due within one year				(1,500)			(16,500)
				86,234			91,156

(i) The 2010 second tranche medium-term notes has a term of 7 years, with an option to determine the interest rate for the issuer and a put option for the investors at the end of the fifth year.

The above-mentioned debentures were issued at the par value, without premium or discount.

092 FINANCIAL STATEMENTS
2013 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2013
(All amounts in RMB millions unless otherwise stated)

The fair values of the debentures amounted to RMB 106,485 (December 31, 2012: RMB 86,427). The fair values are based on discounted cash flows using an applicable discount rate which is based on the prevailing market rates as at the balance sheet date of the Group's availability of financial instruments (terms and characteristics similar to the above-mentioned debentures payable).

33 DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before offset are listed as below:

(a) Deferred tax assets

	June 30, 2013		December 31, 2012	
	Deferred tax assets	Deductible temporary differences	Deferred tax assets	Deductible temporary differences
Provision for impairment of assets	5,678	25,316	5,972	26,473
Wages and welfare	1,125	5,364	765	3,521
Carry forward of losses	1,752	4,241	1,770	4,235
Other	16,505	68,311	14,178	58,614
	25,060	103,232	22,685	92,843

(b) Deferred tax liabilities

	June 30, 2013		December 31, 2012	
	Deferred tax liabilities	Taxable temporary differences	Deferred tax liabilities	Taxable temporary differences
Depreciation and depletion of fixed assets and oil and gas properties	40,091	159,092	39,099	152,509
Other	4,176	26,238	4,352	26,452
	44,267	185,330	43,451	178,961

Deferred tax assets and liabilities after offset are listed as below:

	June 30, 2013	December 31, 2012
Deferred tax assets	1,452	1,443
Deferred tax liabilities	20,659	22,209

PetroChina
FINANCIAL STATEMENTS 093
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2013
(All amounts in RMB millions unless otherwise stated)

34 SHARE CAPITAL

	June 30, 2013	December 31, 2012
H shares	21,099	21,099
A shares	161,922	161,922
	183,021	183,021

The assets and liabilities injected by CNPC in 1999 had been valued by China Enterprise Appraisal Co., The net assets injected by CNPC had been exchanged for 160 billion state-owned shares of the Company with a par value of RMB 1.00 yuan per share. The excess of the value of the net assets injected over the par value of the state-owned shares had been recorded as capital surplus.

Pursuant to the approval of China Securities Regulatory Commission, on April 7, 2000, the Company issued 17,582,418,000 foreign capital stock with a par value of RMB 1.00 yuan per share, in which 1,758,242,000 shares were converted from the prior state-owned shares of the Company owned by CNPC.

The above-mentioned foreign capital stock represented by 13,447,897,000 H shares and 41,345,210 ADS (each representing 100 H shares), were listed on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange Inc. on April 7, 2000 and April 6, 2000, respectively.

The Company issued 3,196,801,818 new H shares with a par value of RMB 1.00 yuan per share on September 15, 2005. CNPC also converted 319,680,182 state-owned shares it held into H shares and sold them concurrently with PetroChina's issuance of new H shares.

The Company issued 4,000,000,000 A shares with a par value of RMB 1.00 yuan per share on October 31, 2007. The A shares were listed on the Shanghai Stock Exchange on November 5, 2007.

Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.

35 CAPITAL SURPLUS

	December 31, 2012	Addition	Reduction	June 30, 2013
Capital premium	73,201	-	(6)	73,195
Other capital surplus				
Capital surplus under the old CAS	40,955	-	-	40,955
Changes in fair values of available-for-sale financial assets	136	-	(27)	109
Other	1,586	1	(193)	1,394
	115,878	1	(226)	115,653

36 SURPLUS RESERVES December June 31, 2012 Addition Reduction 30, 2013 Statutory Surplus Reserves 161,583 - - 161,583 Discretionary Surplus Reserves 40 - - 40 161,623 - - 161,623 Pursuant to the Company Law of PRC, the Company’s Articles of Association and the resolution of Board of Directors, the Company is required to transfer 10% of its net profit to a Statutory Surplus Reserves. Appropriation to the Statutory Surplus Reserves may be ceased when the fund aggregates to 50% of the Company’s registered capital. The Statutory Surplus Reserves may be used to make good previous years’ losses or to increase the capital of the Company upon approval. The Discretionary Surplus Reserves is approved by a resolution of shareholders’ general meeting after Board of Directors’ proposal. The Company may convert its Discretionary Surplus Reserves to make good previous years’ losses or to increase the capital of the Company upon approval. The Company has not extracted Discretionary Surplus Reserves for the six months ended June 30, 2013 (for the six months ended June 30, 2012: None). 37 UNDISTRIBUTED PROFITS For the six months ended June 30, 2013 Undistributed profits at beginning of the period 598,686 Add: Net profit attributable to equity holders of the Company 65,521 Less: Ordinary share dividends payable (23,985) Other (2) Undistributed profits at end of the period 640,220 Authorised by May 23, 2013 shareholders’ meeting, the Board of Directors decided to distribute interim dividends in respect of 2013 of RMB 0.16110 yuan per share, amounting to a total of RMB 29,485, according to the issued 183,021 million shares.

38 MINORITY INTERESTS Minority interests attributable to minority shareholders of subsidiaries June 30, 2013 December 31, 2012 CNPC Exploration and Development Company Limited 48,436 47,109 PetroKazakhstan Inc. 3,846 3,354 KunLun Energy Company Limited 14,893 14,047 PetroChina Northwest United Pipeline Company Limited 30,253 17,991 Other 34,838 34,118 132,266 116,619 39 OPERATING INCOME AND COST OF SALES Group For the six For the six months ended months ended June 30, 2013 June 30, 2012 Income from principal operations (a) 1,082,637 1,029,538 Income from other operations (b) 18,459 17,123 1,101,096 1,046,661 Group For the six For the six months ended months ended June 30, 2013 June 30, 2012 Cost of sales from principal operations (a) 819,387 750,905 Cost of sales from other operations (b) 18,375 16,250 837,762 767,155 Income from the Group’s five largest customers for the six months ended June 30, 2013 was RMB 126,203, representing 11% of the Group’s total operating income. Company For the six For the six months ended months ended June 30, 2013 June 30, 2012 Income from principal operations (a) 646,764 632,625 Income from other operations (b) 13,732 12,290 660,496 644,915

Company For the six For the six months ended months ended June 30, 2013 June 30, 2012 Cost of sales from principal operations (a) 479,255 464,847 Cost of sales from other operations (b) 13,641 11,657 492,896 476,504 Income from the Company’s five largest customers for the six months ended June 30, 2013 was RMB 71,605, representing 11% of the Company’s total operating income. (a) Income and cost of sales from principal operations Group For the six months For the six months ended June 30, 2013 ended June 30, 2012 Income Cost Income Cost Exploration and Production 378,551 201,143 385,309 188,883 Refining and Chemicals 432,845 372,064 429,841 384,239 Marketing 937,037 909,175 894,917 860,393 Natural gas and Pipeline 104,340 107,241 97,104 94,733 Head Office and Other 156 45 162 81 Intersegment elimination (770,292) (770,281) (777,795) (777,424) Total 1,082,637 819,387 1,029,538 750,905 Company For the six months For the six months ended June 30, 2013 ended June 30, 2012 Income Cost Income Cost Exploration and Production 295,082 204,077 302,399 201,022 Refining and Chemicals 431,521 368,683 429,637 384,130 Marketing 435,065 414,972 433,449 407,236 Natural gas and Pipeline 77,665 83,849 66,778 71,149 Head Office and Other 28 22 60 58 Intersegment elimination (592,597) (592,348) (599,698) (598,748) Total 646,764 479,255 632,625 464,847

(b) Income and cost of sales from other operations Group For the six months For the six months ended June 30, 2013 ended June 30, 2012 Income Cost Income Cost Sale of materials 3,774 3,683 4,091 3,899 Other 14,685 14,692 13,032 12,351 Total 18,459 18,375 17,123 16,250 Company For the six months For the six months ended June 30, 2013 ended June 30, 2012 Income Cost Income Cost Sale of materials 2,513 2,316 2,363 2,170 Other 11,219 11,325 9,927 9,487 Total 13,732 13,641 12,290 11,657 40 TAX AND LEVIES ON OPERATIONS For the six For the six months ended months ended June 30, 2013 June 30, 2012 Business tax 627 814 City maintenance and construction tax 6,705 6,660 Educational surcharge 4,538 4,541 Consumption tax 49,976 49,223 Resource tax 14,191 14,144 Crude oil special gain levy 37,073 42,612 Other 6,825 6,325 119,935 124,319

41 SELLING EXPENSES For the six For the six months ended months ended June 30, 2013 June 30, 2012 Employee compensation costs 9,147 8,346 Depreciation, depletion and amortisation 3,372 3,133 Transportation expense 7,192 6,923 Lease, packing and warehouse storage expenses 3,263 2,972 Other 4,619 4,950 27,593 26,324 42 GENERAL AND ADMINISTRATIVE EXPENSES For the six For the six months ended months ended June 30, 2013 June 30, 2012 Employee compensation costs 13,776 11,769 Depreciation, depletion and amortisation 3,360 3,020 Repair expense 4,821 4,564 Lease, packing and warehouse storage expenses 2,389 2,044 Safety Fund 3,456 3,535 Other Taxes 3,876 3,771 Technology service expense 3,989 2,479 Other 6,989 7,172 42,656 38,354 43 FINANCE EXPENSES For the six For the six months ended months ended June 30, 2013 June 30, 2012 Interest expense 10,735 8,565 Less: Interest income (717) (992) Exchange losses 2,474 1,566 Less: Exchange gains (2,034) (1,373) Other 529 286 10,987 8,052

FINANCIAL STATEMENTS 099 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2013 (All amounts in RMB millions unless otherwise stated) 44 ASSET IMPAIRMENT LOSSES For the six For the six months ended months ended June 30, 2013 June 30, 2012 Impairment losses for bad debts provision (27) (20) Impairment losses for declines in the value of inventories 220 494 Impairment losses for fixed assets and oil and gas properties - 981 193 1,455 45 INVESTMENT INCOME Group For the six For the six months ended months ended June 30, 2013 June 30, 2012 Gain on available-for-sale financial assets 344 323 Share of profit of associates and jointly controlled entities 4,359 4,739 Gain/(loss) on disposal of associates and jointly controlled entities 21 (2) Other 54 143 4,778 5,203 For the six months ended June 30, 2013 the investment income from the top 5 long-term equity investments accounted for using the equity method which accounted for the highest proportion of the Group’s profit before taxation was RMB 4,123 (for the six months ended June 30, 2012: RMB 4,474). Company For the six For the six months ended months ended June 30, 2013 June 30, 2012 Gain on available-for-sale financial assets 311 26 Share of profit of associates and jointly controlled entities (3,422) 1,235 Dividends declared by subsidiaries 32,614 34,607 Loss on disposal of associates and jointly controlled entities - (2) Loss on disposal of subsidiaries (1) (1) Other (1) (3) 29,501 35,862 For the six months ended June 30, 2013 the investment income from the top 5 long-term equity investments accounted for using the equity method which accounted for the highest proportion of the Company’s profit before taxation was RMB 1,045 (for the six months ended June 30, 2012: RMB 1,191).

100 FINANCIAL STATEMENTS
2013 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2013
(All amounts in RMB millions unless otherwise stated)

46 NON-OPERATING INCOME AND EXPENSES

(a) Non-operating income

	For the six months ended June 30, 2013	For the six months ended June 30, 2012	Amounts included in non-recurring Profit/Loss Items for the six months ended June 30, 2013
Gains on disposal of fixed assets and oil and gas properties	39	89	39
Government grants (i)	4,762	3,929	641
Gain on investment of certain pipeline net assets and operations (ii)	24,822	-	24,822
Other	475	598	475
	30,098	4,616	25,977

(i) Comprises proportionate refund of import value-added tax relating to the import of natural gas (including liquefied natural gas) provided by the PRC government.

(ii) In June 2013, the Company entered into a contract with two other parties to establish a jointly controlled entity named PetroChina United Pipelines Co., Ltd. (the "JV Company"). The Company contributed certain pipeline net assets and operations to the JV Company and holds 50% equity interest in the JV Company. The other parties contributed cash and together hold the remaining 50% equity interest in the JV Company. The gain represents the gain realised on the contribution of the abovementioned pipeline net assets and operations into the jointly controlled entity.

(b) Non-operating expenses

	For the six months ended June 30, 2013	For the six months ended June 30, 2012	Amounts included in non-recurring Profit/Loss Items for the six months ended June 30, 2013
Loss on disposal of fixed assets and oil and gas properties	504	1,184	504
Fines	131	53	131
Donation	91	53	91
Extraordinary loss	56	70	56
Other	2,303	1,870	2,303
	3,085	3,230	3,085

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2013 (All amounts in RMB millions unless otherwise stated) 47 TAXATION For the six months For the six months ended June 30, 2013 ended June 30, 2012 Income taxes 22,559 20,444 Deferred taxes (1,355) (2,681) 21,204 17,763 The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows: For the six months For the six months ended June 30, 2013 ended June 30, 2012 Profit before taxation 93,761 87,591 Tax calculated at a tax rate of 25% 23,440 21,898 Prior year tax return adjustment (2) 1,101 Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate 1,357 1,911 Effect of preferential tax rate (6,195) (6,463) Tax effect of income not subject to tax (613) (2,495) Tax effect of expenses not deductible for tax purposes 3,217 1,811 Taxation 21,204 17,763 48 EARNINGS PER SHARE Basic and diluted earnings per share for the six months ended June 30, 2013 and June 30, 2012 have been computed by dividing profit attributable to owners of the Company by the 183,021 million shares issued and outstanding during the period. There are no potential dilutive ordinary shares, and the diluted earnings per share are equal to the basic earnings per share.

102 FINANCIAL STATEMENTS

2013 INTERIM REPORT

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2013
(All amounts in RMB millions unless otherwise stated)

49 OTHER COMPREHENSIVE INCOME

	For the six months ended June 30, 2013	For the six months ended June 30, 2012
Fair value loss from available-for-sale financial assets, net of tax	(23)	(5)
Share of the other comprehensive (loss) / income of associates and joint ventures accounted for using the equity method	(162)	131
Sub-total	(185)	126
Currency translation differences	(7,114)	1,098
Other comprehensive income	(7,299)	1,224

50 NOTES TO CONSOLIDATED AND COMPANY CASH FLOWS

(a) Reconciliation from the net profit to the cash flow operating activities

	Group		Company	
	For the six months ended June 30, 2013	For the six months ended June 30, 2012	For the six months ended June 30, 2013	For the six months ended June 30, 2012
Net profit	72,557	69,828	70,744	56,300
Add: Impairment of asset, net	193	1,455	170	1,224
Depreciation and depletion of fixed assets and oil and gas properties	72,328	69,996	47,781	46,191
Amortisation of intangible assets	1,698	1,439	1,451	1,192
Amortisation of long-term prepaid expenses	1,867	1,630	1,622	1,399
Loss on disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	461	1,105	459	1,099
Capitalised exploratory costs charged to expense	6,600	7,810	6,326	7,242
Safety fund reserve	2,827	3,434	2,287	2,933
Finance expense	10,018	7,573	10,569	8,328
Investment income	(4,778)	(5,203)	(29,501)	(35,862)
(Decrease) / increase in deferred taxation	(1,355)	(2,681)	758	(873)
Decrease / (increase) in inventories	1,262	(32,894)	1,970	(19,692)
Increase in operating receivables	(51,581)	(23,867)	(52,966)	(51,534)
Decrease in operating payables	(10,040)	(51,619)	(329)	(29,293)
Net cash from operating activities	102,057	48,006	61,341	(11,346)

PetroChina
FINANCIAL STATEMENTS 103
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2013
(All amounts in RMB millions unless otherwise stated)

(b) Net increase in cash and cash equivalents

	Group		Company	
	For the six months ended June 30, 2013	For the six months ended June 30, 2012	For the six months ended June 30, 2013	For the six months ended June 30, 2012
Cash at end of the period	150,092	73,351	116,855	40,178
Less: Cash at beginning of the period	(43,395)	(61,172)	(11,574)	(38,794)
Add: Cash equivalents at end of the period	-	-	-	-
Less: Cash equivalents at beginning of the period	-	-	-	-
Increase in cash and cash equivalents	106,697	12,179	105,281	1,384

(c) Cash and cash equivalents

	Group		Company	
	June 30, 2013	December 31, 2012	June 30, 2013	December 31, 2012
Cash at bank and on hand	158,042	49,953	116,855	11,574
Less: Time deposits with maturities over 3 months	(7,950)	(6,558)	-	-
Cash and cash equivalents at end of the period	150,092	43,395	116,855	11,574

51 SEGMENT REPORTING

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group's operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group has presented geographical information based on entities located in regions with similar risk profile.

The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.

The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, and derivative petrochemical products and other chemical products.

104 FINANCIAL STATEMENTS
2013 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2013
(All amounts in RMB millions unless otherwise stated)

The Marketing segment is engaged in the marketing of refined products and trading business.

The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.

The accounting policies of the operating segments are the same as those described in Note 4 - "Principal Accounting Policies and Accounting Estimates".

(1) Operating segments

(a) Segment information as of and for the six months ended June 30, 2013 is as follows:

	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Revenue	385,456	436,437	943,248	105,583	664	1,871,388
Less: Intersegment revenue	(306,684)	(338,619)	(119,068)	(5,845)	(76)	(770,292)
Revenue from external customers	78,772	97,818	824,180	99,738	588	1,101,096
Segment expenses (i)	(217,068)	(164,673)	(609,023)	(28,292)	(8,890)	(1,027,946)
Segment result	99,582	(14,251)	3,528	(7,305)	(8,404)	73,150
Unallocated expenses						(6,402)
Operating profit						66,748
Segment assets	1,132,115	351,528	404,990	459,702	1,584,989	3,933,324
Other assets						12,549
Elimination of intersegment balances (ii)						(1,604,458)
Total assets						2,341,415
Segment liabilities	417,187	140,294	215,577	169,258	745,354	1,687,670
Other liabilities						67,210
Elimination of intersegment balances (ii)						(646,995)
Total liabilities						1,107,885
Depreciation, depletion and amortisation	54,294	9,298	5,319	6,262	720	75,893
Asset impairment losses	(21)	185	32	(3)	-	193
Capital expenditure	76,446	4,440	1,625	25,160	536	108,207

PetroChina

FINANCIAL STATEMENTS 105

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2013
(All amounts in RMB millions unless otherwise stated)

(b) Segment information as of and for the six months ended June 30, 2012 is as follows:

	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Revenue	392,460	433,149	900,111	98,062	674	1,824,456
Less: Intersegment revenue	(312,390)	(343,150)	(111,691)	(10,494)	(70)	(777,795)
Revenue from external customers	80,070	89,999	788,420	87,568	604	1,046,661
Segment expenses (i)	(205,880)	(161,101)	(554,845)	(27,659)	(6,667)	(956,152)
Segment result	115,021	(27,157)	10,344	(1,661)	(6,038)	90,509
Unallocated expenses						(4,304)
Operating profit						86,205
Segment assets	1,031,244	350,362	371,849	382,375	1,486,730	3,622,560
Other assets						1,781
Elimination of intersegment balances (ii)						(1,572,908)
Total assets						2,051,433
Segment liabilities	355,802	144,454	224,540	167,632	642,586	1,535,014
Other liabilities						74,768
Elimination of intersegment balances (ii)						(689,510)
Total liabilities						920,272
Depreciation, depletion and amortisation	50,623	7,868	4,969	8,990	615	73,065
Asset impairment losses	(9)	1,147	319	(2)	-	1,455
Capital expenditure	69,006	9,279	2,495	30,768	130	111,678

(i) Segment expenses include operating costs, tax and levies on operations, and selling, general and administrative expenses.

(ii) Elimination of intersegment balances represents elimination of intersegment accounts and investments.

(2) Geographical information

Revenue from external customers	For the six months ended June 30, 2013	For the six months ended June 30, 2012
Mainland China	733,032	713,942
Other	368,064	332,719
	1,101,096	1,046,661

Non-current assets (i)	June 30, 2013	June 30, 2012
Mainland China	1,547,028	1,400,074
Other	197,198	167,375
	1,744,226	1,567,449

(i) Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

106 FINANCIAL STATEMENTS

2013 INTERIM REPORT

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2013
(All amounts in RMB millions unless otherwise stated)

52 RELATED PARTIES AND RELATED PARTY TRANSACTIONS

(1) Parent Company

(a) General information of parent company

CNPC, the immediate parent of the Company, is a state-controlled enterprise directly controlled by the PRC government. The PRC government is the Company's ultimate controlling party.

	Type of Legal Entity	Place of incorporation	Legal representative	Principal activities
China National Petroleum Corporation	State-owned and state-controlled enterprises	PRC	Zhou Jiping	Oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing

(b) Equity interest and voting rights of parent company

	June 30, 2013		December 31, 2012	
	Equity interest %	Voting rights %	Equity interest %	Voting rights %
China National Petroleum Corporation	86.51	86.51	86.51	86.51

(2) Subsidiaries

Details about subsidiaries and related information are disclosed in Note 6(1).

(3) Nature of Related Parties that are not controlled by the Company

Names of related parties	Relationship with the Company
Dalian West Pacific Petrochemical Co., Ltd	Associate
China Marine Bunker (Petrochina) Co., Ltd	Jointly controlled entity
Arrow Energy Holdings Pty Ltd.	Jointly controlled entity
PetroChina United Pipelines Company Limited	Jointly controlled entity
CNPC Bohai Drilling Engineering Co., Ltd	Fellow subsidiary of CNPC
CNPC Oriental Geophysical Exploration Co., Ltd	Fellow subsidiary of CNPC
CNPC Chuanqing Drilling Engineering Co., Ltd	Fellow subsidiary of CNPC
Daqing Petroleum Administrative Bureau	Fellow subsidiary of CNPC
Liaohe Petroleum Exploration Bureau	Fellow subsidiary of CNPC
China Petroleum Pipeline Bureau	Fellow subsidiary of CNPC
CNPC Transportation Co., Ltd	Fellow subsidiary of CNPC
CNPC Material Company	Fellow subsidiary of CNPC
China Petroleum Finance Co., Ltd (the "CP Finance")	Fellow subsidiary of CNPC
China National Oil and Gas Exploration and Development Corporation	Fellow subsidiary of CNPC
China National United Oil Corporation	Fellow subsidiary of CNPC

FINANCIAL STATEMENTS 107 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2013 (All amounts in RMB millions unless otherwise stated) (4) Summary of Significant Related Party transactions (a) Related party transactions with CNPC and its subsidiaries: On August 25, 2011, on the basis of Comprehensive Product and Services Agreement amended in 2008, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which took effect on January 1, 2012. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by the CNPC and its subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or(3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price.On August 25, 2011, based on the Land Use Rights Leasing Contract signed in 2000, the Company andCNPC entered into a Supplemental Land Use Rights Leasing Contract which took effect on January 1, 2012.The Supplemental Land Use Rights Leasing Contract provides for the lease of land covering an aggregate area of approximately 1,783 million square meters located throughout the PRC at a maximum annual fee of RMB 3,892.The Supplemental Land Use Rights Leasing Contract will expire at the same time as the Land Use Rights LeasingContract. The area and total fee payable for the lease of all such property may, after three years, be adjusted with the Company’s operating needs and by reference to market price. On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effective thereafter. Under this contract, buildings covering an aggregate area of 734,316 square meters were leased at an average annual fee of RMB 1,049 yuan per square meter. The Revised Building Leasing Contract will expire at the same time as the Building Leasing Agreement. The area and total fee payable for the lease of all such property may, after three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed.

108 FINANCIAL STATEMENTS

2013 INTERIM REPORT

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2013
(All amounts in RMB millions unless otherwise stated)

	Notes	For the six months ended June 30, 2013	For the six months ended June 30, 2012
Sales of goods and services rendered to CNPC and its subsidiaries	(1)	44,392	34,809
Purchase of goods and services from CNPC and its subsidiaries:			
Fees paid for construction and technical services	(2)	61,256	48,601
Fees for production services	(3)	70,295	63,268
Social services charges	(4)	1,463	1,421
Ancillary services charges	(5)	1,801	1,899
Material supply services	(6)	3,509	3,138
Financial services			
Interest income	(7)	331	214
Interest expense	(8)	8,056	5,723
Other financial service expense	(9)	537	492
Rents and other payments made under financial leasing	(10)	93	-
Rental paid to CNPC	(11)	1,554	1,219
Purchases of assets from CNPC and its subsidiaries	(12)	159	123

Notes:

(1) Primarily crude oil, natural gas, refined products, chemical products and the supply of water, electricity, gas, heat, measurement, quality inspection, etc.

(2) Construction and technical services comprise geophysical survey, drilling, well cementing, logging, well testing, oil testing, oilfield construction, refineries and chemical plants construction, engineering design and supervision, repair of equipment, etc.

(3) Production services comprise the repair of machinery and equipments, supply of water, electricity and gas, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery, etc.

(4) Social services comprise mainly security service, education, hospitals, preschool, etc.

(5) Ancillary services comprise mainly property management and provision of training centres, guesthouses, canteens, public shower rooms, etc.

(6) Material supply services comprise mainly purchase of materials, quality control, storage of materials and delivery of materials, etc.

(7) The bank deposits in CNPC and fellow CNPC subsidiaries as of June 30, 2013 were RMB 52,489 (December 31, 2012: RMB 4,394).

(8) The loans from CNPC and fellow CNPC subsidiaries including short-term borrowings, long-term borrowings due within one year and long-term borrowings as of June 30, 2013 were RMB 342,049 (December 31,2012: RMB 273,086).

(9) Other financial service expense primarily refers to expense of insurance and other services.

(10) Rents and other payments made under financial leasing represent the payable by the Group (including all rents, leasing service fees and prices for exercising purchase options) for the period according to the financial leasing agreements entered into by the Group and CNPC and its fellow subsidiaries.

(11) Rental was paid for the operating lease of land and buildings at the prices prescribed in the Building and Land Use Rights leasing contract with CNPC.

(12) Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment.

PetroChina
FINANCIAL STATEMENTS 109
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2013
(All amounts in RMB millions unless otherwise stated)

(b) Related party transactions with associates and jointly controlled entities:

The transactions between the Group and its associates and jointly controlled entities are conducted at government-prescribed prices or market prices.

	For the six months ended June 30, 2013	For the six months ended June 30, 2012
(a) Sales of goods		
- Crude Oil	2,761	69
- Refined products	15,207	6,385
- Chemical products	271	331
- Natural gas	74	-
(b) Sales of services	26	23
(c) Purchases of goods	8,740	7,344
(d) Purchases of services	409	163

(5) Commissioned loans

The Company and its subsidiaries commissioned CP Finance and other financial institutions to provide loans to each other, charging interest in accordance with the prevailing interest rates. Loans between the Company and its subsidiaries have been eliminated in the consolidated financial statements. As of June 30, 2013, the eliminated commissioned loans totalled RMB 92,487, including short-term loans of RMB 77,651, loans due within one year of RMB 1,618 and long-term loans of RMB 13,218.

(6) Guarantees

CNPC provided guarantees of part of loans for the Group, see Note 22, Note 30 and Note 31.

(7) Receivables and payables with related parties

(a) Receivables from related parties

	June 30, 2013	December 31, 2012
CNPC and its subsidiaries		
Accounts receivable	21,955	16,301
Other receivables	3,206	1,772
Advances to suppliers	34,286	17,149
Associates and jointly controlled entities		
Accounts receivable	658	586
Other receivables	141	6
Advances to suppliers	66	12
Other non-current assets	7,593	8,411

110 FINANCIAL STATEMENTS

2013 INTERIM REPORT

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2013
(All amounts in RMB millions unless otherwise stated)

As of June 30, 2013, the provisions for bad debts of the receivables from related parties amounted RMB 19 (December 31, 2012: RMB 21).

As of June 30, 2013, the receivables from related parties represented 39% (December 31, 2012: 36%) of total receivables.

(b) Payables to related parties

	June 30, 2013	December 31, 2012
CNPC and its subsidiaries		
Accounts payable	86,377	78,161
Other payables	2,434	1,668
Advances from customers	1,872	1,159
Notes payable	-	45
Other non-current liabilities	3,000	2,000
Associates and jointly controlled entities		
Accounts payable	1,817	1,740
Other payables	761	99
Advances from customers	132	63

As of June 30, 2013, the payables to related parties represented 26% (December 31, 2012: 25%) of total payables.

(8) Key management personnel compensation

	For the six months ended June 30, 2013 RMB'000	For the six months ended June 30, 2012 RMB'000
Key management personnel compensation	5,755	5,953

53 CONTINGENT LIABILITIES

(1) Bank and other guarantees

At June 30, 2013 and December 31, 2012, the Group did not guarantee any borrowings or others of related parties or third parties.

PetroChina

FINANCIAL STATEMENTS 111

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2013
(All amounts in RMB millions unless otherwise stated)

(2) Environmental liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.

(3) Legal contingencies

Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

(4) Group insurance

The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

54 COMMITMENTS

(1) Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of June 30, 2013 and December 31, 2012 under non-cancellable operating leases are as follows:

	June 30, 2013	December 31, 2012
Within one year	5,857	6,148
Between one and two years	4,997	4,767
Between two and three years	4,949	4,885
Thereafter	85,458	86,537
	101,261	102,337

Operating lease expenses for six months ended June 30, 2013 was RMB 4,898 (For six months ended June 30, 2012: RMB 4,389).

112 FINANCIAL STATEMENTS
2013 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2013
(All amounts in RMB millions unless otherwise stated)

(2) Capital commitments

As of June 30, 2013, the Group's capital commitments contracted but not provided for were RMB 39,813 (December 31, 2012: RMB 47,196).

(3) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. No payments were incurred for six months ended June 30, 2013 (for six months ended June 30, 2012: nil).

Estimated annual payments for the next five years are as follows:

	June 30, 2013
2013	1,000
2014	1,000
2015	1,000
2016	1,000
2017	1,000

FINANCIAL STATEMENTS 113 PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION (UNAUDITED)FOR THE SIX MONTHS ENDED JUNE 30, 2013 (All amounts in RMB millions unless otherwise stated) FINANCIAL STATEMENTS SUPPLEMENTARY INFORMATION 1 NON-RECURRING PROFIT/LOSS ITEMS For the six months For the six months ended June 30, 2013 ended June 30, 2012 Net loss on disposal of non-current assets (441) (1,107) Government grants recognised in the income statement 641 607 Net gain on disposal of available-for-sale financial assets 3 -Reversal of provisions for bad debts against receivables 28 21 Gain on investment of certain pipeline net assets and operations 24,822 -Other non-operating income and expenses (2,132) (1,438) 22,921 (1,917) Tax impact of non-recurring profit/loss items (6,977) 418 Impact of minority interests 74 22 Total 16,018 (1,477) 2 SIGNIFICANT DIFFERENCES BETWEEN IFRS AND CAS The consolidated net profit for the period under IFRS and CAS were the same; the consolidated shareholders’ equity at end of period under IFRS and CAS were RMB 1,233,512 and RMB 1,233,530 respectively, with a difference of RMB 18. These differences under the different accounting standards were primarily due to the revaluation of assets other than fixed assets and oil and gas properties revalued in 1999. During the Restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

114 FINANCIAL STATEMENTS
2013 INTERIM REPORT

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED INTERIM CONDENSED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended June 30, 2013 and June 30, 2012

(Amounts in millions)

	Notes	Six months ended June 30	
		2013	2012
		RMB	RMB
TURNOVER	4	1,101,096	1,046,661
OPERATING EXPENSES			
Purchases, services and other		(722,920)	(658,111)
Employee compensation costs		(55,659)	(49,612)
Exploration expenses, including exploratory dry holes		(13,465)	(13,905)
Depreciation, depletion and amortisation		(75,893)	(74,046)
Selling, general and administrative expenses		(36,545)	(33,645)
Taxes other than income taxes	5	(124,364)	(128,686)
Other income, net		27,610	1,963
TOTAL OPERATING EXPENSES		(1,001,236)	(956,042)
PROFIT FROM OPERATIONS		99,860	90,619
FINANCE COSTS			
Exchange gain		2,034	1,373
Exchange loss		(2,474)	(1,566)
Interest income		717	992
Interest expense		(10,735)	(8,565)
TOTAL NET FINANCE COSTS		(10,458)	(7,766)
SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES		4,359	4,739
PROFIT BEFORE INCOME TAX EXPENSE	6	93,761	87,592
INCOME TAX EXPENSE	7	(21,204)	(17,763)
PROFIT FOR THE PERIOD		72,557	69,829
OTHER COMPREHENSIVE INCOME RECLASSIFIABLE TO PROFIT OR LOSS:			
Currency translation differences		(7,114)	1,098
Fair value loss from available-for-sale financial assets, net of tax		(23)	(5)
Share of the other comprehensive (loss) /income of associates and joint ventures accounted for using the equity method		(162)	131
OTHER COMPREHENSIVE (LOSS) /INCOME, NET OF TAX		(7,299)	1,224
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		65,258	71,053
PROFIT FOR THE PERIOD ATTRIBUTABLE TO:			
Owners of the Company		65,522	62,026
Non-controlling interests		7,035	7,803
		72,557	69,829
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:			
Owners of the Company		58,845	62,857
Non-controlling interests		6,413	8,196
		65,258	71,053
BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	8	0.36	0.34

The accompanying notes are an integral part of these interim financial statements.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED CONSOLIDATED INTERIM CONDENSED STATEMENT OF FINANCIAL POSITION As of June 30, 2013 and December 31, 2012 (Amounts in millions) Notes June 30, 2013 December 31, 2012 RMB RMB NON-CURRENT ASSETS Property, plant and equipment 10 1,531,825 1,569,888 Investments in associates and joint ventures 115,106 80,042 Available-for-sale financial assets 1,634 1,800 Advance operating lease payments 57,192 56,162 Intangible and other non-current assets 40,118 41,521 Deferred tax assets 1,452 1,443 Time deposits with maturities over one year 5,252 3,708 TOTAL NON-CURRENT ASSETS 1,752,579 1,754,564 CURRENT ASSETS Inventories 11 211,999 214,117 Accounts receivable 12 89,718 64,450 Prepaid expenses and other current assets 120,089 79,539 Time Notesdepositsreceivablewith maturities over three 14,299 9,981 months but within one year 2,698 2,850 Cash and cash equivalents 150,092 43,395 TOTAL CURRENT ASSETS 588,895 414,332 CURRENT LIABILITIES Accounts payable and accrued liabilities 13 388,636 351,456 Income taxes payable 4,013 12,708 Other taxes payable 42,538 59,337 Short-term borrowings 14 184,197 151,247 TOTAL CURRENT LIABILITIES 619,384 574,748 NET CURRENT LIABILITIES (30,489) (160,416) TOTAL ASSETS LESS CURRENT LIABILITIES 1,722,090 1,594,148 EQUITY EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY: Share capital 183,021 183,021 Retained earnings 645,365 603,808 Reserves 272,742 277,181 TOTAL EQUITY ATTRIBUTABLE TO OWNERSOF THE COMPANY 1,101,128 1,064,010 NON-CONTROLLING INTERESTS 132,384 116,738 TOTAL EQUITY 1,233,512 1,180,748 NON-CURRENT LIABILITIES Long-term borrowings 14 366,398 293,774 Asset retirement obligations 87,297 83,928 Deferred tax liabilities 20,736 22,286 Other long-term obligations 14,147 13,412 TOTAL NON-CURRENT LIABILITIES 488,578 413,400 TOTAL EQUITY AND NON-CURRENT 1,722,090 1,594,148 LIABILITIES The accompanying notes are an integral part of these interim financial statements.

116 FINANCIAL STATEMENTS 2013 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED CONSOLIDATED INTERIM CONDENSED STATEMENT OF CASH FLOWS For the six months ended June 30, 2013 and June 30, 2012 (Amounts in millions) Six months ended June 30 2013 2012 RMB RMB CASH FLOWS FROM OPERATING ACTIVITIESProfit for the period 72,557 69,829 Adjustments for: Income tax expense 21,204 17,763 Depreciation, depletion and amortisation 75,893 74,046 Capitalised exploratory costs charged to expense 6,600 7,810 Safety fund reserve 2,827 3,434 Share of profit of associates and joint ventures (4,359) (4,739) Reversal of provision for impairment of receivables, net (27) (20) Write down in inventories, net 220 494 Loss on disposal of property, plant and equipment 465 1,095 (Gain) /loss on disposal of other non-current assets (28) 12 Dividend income (341) (323) Interest income (717) (992) Interest expense 10,735 8,565 Changes in working capital: Accounts receivable, prepaid expenses and other current assets (51,581) (23,851) Inventories 1,262 (32,894) Accounts payable and accrued liabilities 9,698 (34,278) CASH FLOWS GENERATED FROM OPERATIONS 144,408 85,951 Income taxes paid (42,351) (37,945) NET CASH FLOWS FROM OPERATING ACTIVITIES 102,057 48,006 The accompanying notes are an integral part of these interim financial statements.

FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED CONSOLIDATED INTERIM CONDENSED STATEMENT OF CASH FLOWS (CONTINUED) For the six months ended June 30, 2013 and June 30, 2012 (Amounts in millions) Six months ended June 30 2013 2012 RMB RMB CASH FLOWS FROM INVESTING ACTIVITIES Capital expenditures (134,069) (127,223) Acquisition of investments in associates and joint ventures (1,168) (5,438) Acquisition of available-for-sale financial assets - (15) Advance payments on long-term operating leases (2,858) (3,032) Acquisition of intangible assets and other non-current assets (1,753) (1,559) Purchase of non-controlling interests (35) (99) Acquisition of subsidiaries - (23) Proceeds from disposal of property, plant and equipment 38,511 238 Proceeds from disposal of other non-current assets 349 33 Interest received 1,208 992 Dividends received 2,486 4,627 Increase in time deposits with maturities over three months (1,474) (16,312) NET CASH FLOWS USED FOR INVESTING ACTIVITIES (98,803) (147,811) CASH FLOWS FROM FINANCING ACTIVITIES Repayments of short-term borrowings (218,868) (129,751) Repayments of long-term borrowings (8,167) (45,520) Interest paid (10,667) (10,805) Dividends paid to non-controlling interests (4,204) (3,617) Increase in short-term borrowings 210,313 189,383 Increase in long-term borrowings 124,217 102,465 Capital contribution from non-controlling interests 12,716 9,125 (Decrease) / increase in other long-term obligations (531) 28 NET CASH FLOWS FROM FINANCING ACTIVITIES 104,809 111,308 TRANSLATION OF FOREIGN CURRENCY (1,366) 676 Increase in cash and cash equivalents 106,697 12,179 Cash and cash equivalents at beginning of the period 43,395 61,172 Cash and cash equivalents at end of the period 150,092 73,351 The accompanying notes are an integral part of these interim financial statements.

118 FINANCIAL STATEMENTS

2013 INTERIM REPORT

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED INTERIM CONDENSED STATEMENT OF CHANGES IN EQUITY

For the six months ended June 30, 2013 and June 30, 2012

(Amounts in millions)

	Attributable to owners of the Company				Non-controlling Interests	Total Equity
	Share Capital	Retained Earnings	Reserves	Subtotal		
	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2012	183,021	556,717	263,007	1,002,745	79,801	1,082,546
Total comprehensive income for the six months ended June 30, 2012	-	62,026	831	62,857	8,196	71,053
Special reserve-safety fund reserve	-	45	3,104	3,149	16	3,165
Dividends	-	(30,129)	-	(30,129)	(4,594)	(34,723)
Acquisition of subsidiaries	-	-	-	-	132	132
Purchase of non-controlling interests in subsidiaries	-	-	(26)	(26)	(73)	(99)
Capital contribution from non-controlling interests	-	-	2,276	2,276	6,849	9,125
Other	-	(2)	(37)	(39)	(18)	(57)
Balance at June 30, 2012	183,021	588,657	269,155	1,040,833	90,309	1,131,142
Balance at January 1, 2013	183,021	603,808	277,181	1,064,010	116,738	1,180,748
Total comprehensive income for the six months ended June 30, 2013	-	65,522	(6,677)	58,845	6,413	65,258
Special reserve-safety fund reserve	-	-	2,296	2,296	22	2,318
Dividends	-	(23,985)	-	(23,985)	(3,930)	(27,915)
Acquisition of subsidiaries	-	-	-	-	121	121
Purchase of non-controlling interests in subsidiaries	-	-	-	-	(35)	(35)
Capital contribution from non-controlling interests	-	-	(6)	(6)	12,722	12,716
Disposal of subsidiaries	-	-	1	1	(87)	(86)
Other	-	20	(53)	(33)	420	387
Balance at June 30, 2013	183,021	645,365	272,742	1,101,128	132,384	1,233,512

The accompanying notes are an integral part of these interim financial statements.

FINANCIAL STATEMENTS 119 PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS For the six months ended June 30, 2013 (Amounts in millions unless otherwise stated) 1 ORGANISATION AND PRINCIPAL ACTIVITIES PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation (“CNPC”) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”. The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the the sale of natural gas (Note 15). 2 BASIS OF PREPARATION AND ACCOUNTING POLICIES The unaudited consolidated interim condensed financial statements prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” (“IAS 34”). Except as described below, the accounting policies and methods of computation applied in the preparation of the interim financial statements are consistent with December 31, 2012, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The following changes in accounting policies are also expected to be reflected in the Group’s ended December 31, 2013. The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with a date of initial application of January 1, 2013. · IFRS 10 Consolidated financial statements (2011) · IFRS 11 Joint arrangements · IFRS 12 Disclosure of interests in other entities · IFRS 13 Fair value measurement · “Presentation of financial statement” regarding other comprehensive income (Amendment to IAS 1) The Group has evaluated the impact of the new standards and amendments to standards on the interim financial statements, and no significant impact is

120 FINANCIAL STATEMENTS 2013 INTERIM REPORT PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS For the six months ended June 30, 2013 (Amounts in millions unless otherwise stated) The interim financial statements as of June 30, 2013 30, 2012 included herein are unaudited but reflect, in generally includes only normal recurring adjustments) in all material respects, in accordance with IAS 34. The results of operations for the six months ended June 30, 2013 are not necessarily indicative of the results of operations expected for the year ended December 31, 2013. Costs that are incurred unevenly during the financial year are accrued or deferred in the interim financial statements only if it would be also appropriate to 3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS Estimates and judgements are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The matters described below are considered to be the most critical in understanding the estimates and judgements that are involved in preparing the Group’s (a) Estimation of oil and natural gas reserves Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the Group’s consolidated statement of comprehensive income for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc. (b) Estimation of impairment of property, plant and equipment Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as the future price of crude oil, refined and chemical products and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favourable changes to some assumptions, or not updating assumptions previously made, may allow the Group to avoid the need to impair any assets, whereas unfavourable changes may cause the

FINANCIAL STATEMENTS 121 PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS For the six months ended June 30, 2013 (Amounts in millions unless otherwise stated) (c) Estimation of asset retirement obligations Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amount of the provision recognised is the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price levels, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and lives of the oil and gas properties. 4 TURNOVER Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transmission of crude oil, refined is shown in Note 15. 5 TAXES OTHER THAN INCOME TAXES Six months ended June 30 2013 2012 RMB RMB Crude oil special gain levy 37,073 42,612 Consumption tax 49,976 49,223 Resource tax 14,191 14,144 Other 23,124 22,707 124,364 128,686

122 FINANCIAL STATEMENTS

2013 INTERIM REPORT

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2013
(Amounts in millions unless otherwise stated)

6 PROFIT BEFORE INCOME TAX EXPENSE

	Six months ended June 30	
	2013	2012
	RMB	RMB
Items credited and charged in arriving at the profit before income tax expense include:		
Credited		
Dividend income from available-for-sale financial assets	341	323
Reversal of provision for impairment of receivables	28	21
Reversal of write down in inventories	22	35
Gain on investment of certain pipeline net assets and operations (Note(i))	24,822	-
Charged		
Amortisation of intangible and other assets	1,753	1,496
Cost of inventories recognised as expense	824,297	753,250
Provision for impairment of receivables	1	1
Interest expense (Note (ii))	10,735	8,565
Loss on disposal of property, plant and equipment	465	1,095
Operating lease expenses	5,618	4,944
Research and development expenses	7,843	5,848
Write down in inventories	242	529
Note (ii): Interest expense		
Interest expense	12,684	10,926
Less: Amount capitalised	(1,949)	(2,361)
	10,735	8,565

Note (i): In June 2013, the Company entered into a contract with two other parties to establish a joint venture named PetroChina United Pipelines Co., Ltd. (the "JV Company"). The Company contributed certain pipeline net assets and operations to the JV Company and holds 50% equity interest in the JV Company. The other parties contributed cash and together hold the remaining 50% equity interest in the JV Company. The gain represents the gain realised on the contribution of the abovementioned pipeline net assets and operations into the JV Company.

FINANCIAL STATEMENTS 123 PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS For the six months ended June 30, 2013 (Amounts in millions unless otherwise stated) 7 INCOME TAX EXPENSE Six months ended June 30 2013 2012 RMB RMB Current taxes 22,559 20,444 Deferred taxes (1,355) (2,681) 21,204 17,763 In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations tax incentives in the form of a preferential income tax rate of 15% through the year 2020. 8 BASIC AND DILUTED EARNINGS PER SHARE Basic and diluted earnings per share for the six months ended June 30, 2013 and June 30, 2012 have been computed by dividing profit attributable to owners of the Company by the 183,021 million shares issued and outstanding during the period. There are no potentially dilutive ordinary shares. 9 DIVIDENDS Six months ended June 30 2013 2012 RMB RMB Interim dividends attributable to owners of the Company for 2013 (note a) 29,485 - Interim dividends attributable to owners of the Company for 2012 (note c) - 27,912 (a) As authorised by shareholders in the Annual General Meeting on May 23, 2013, the Board of Directors resolved to distribute interim dividends attributable to owners of the Company in respect of 2013 of RMB 0.16110 yuan per share amounting to a total of RMB 29,485. This dividend is not recognised as liability at the end of the reporting period, as it was declared after the date of the statement of financial (b) Final dividends attributable to owners of the Company in respect of 2012 of RMB 0.13106 yuan per share amounting to a total of RMB 23,985 were approved by the shareholders in the Annual General Meeting on May 23, 2013 and were paid on July 18, 2013. (c) Interim dividends attributable to owners of the Company in respect of 2012 of RMB 0.15250 yuan per share amounting to a total of RMB 27,912 were paid on October 24, 2012. (d) Final dividends attributable to owners of the Company in respect of 2011 of RMB 0.16462 yuan per share amounting to a total of RMB 30,129 were approved by the shareholders in the Annual General Meeting on May 23, 2012 and were paid on July 12, 2012.

124 FINANCIAL STATEMENTS 2013 INTERIM REPORT PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS For the six months ended June 30, 2013 (Amounts in millions unless otherwise stated) 10 PROPERTY, PLANT AND EQUIPMENT RMB Cost At January 1, 2013 2,565,001 Additions 99,112 Disposals or write offs (86,184) Currency translation differences (5,496) At June 30, 2013 2,572,433 Accumulated depreciation and impairment At January 1, 2013 (995,113) Charge for the period (72,951) Disposals or write offs 26,310 Currency translation differences 1,146 At June 30, 2013 (1,040,608) Net book value At June 30, 2013 1,531,825 RMB Cost At January 1, 2012 2,234,859 Additions 113,770 Disposals or write offs (13,833) Currency translation differences 206 At June 30, 2012 2,335,002 Accumulated depreciation and impairment At January 1, 2012 (862,852) Charge for the period (71,381) Disposals or write offs 4,222 Currency translation differences (63) At June 30, 2012 (930,074) Net book value At June 30, 2012 1,404,928

FINANCIAL STATEMENTS 125 PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS For the six months ended June 30, 2013 (Amounts in millions unless otherwise stated) 11 INVENTORIES June 30, 2013 December 31, 2012 RMB RMB Crude oil and other raw materials 77,531 77,452 Work in progress 15,266 16,280 Finished goods 119,914 120,987 Spare parts and consumables 45 43 212,756 214,762 Less: Write down in inventories (757) (645) 211,999 214,117 12 ACCOUNTS RECEIVABLE June 30, 2013 December 31, 2012 RMB RMB Accounts receivable 90,277 65,035 Less: Provision for impairment of accounts receivable (559) (585) 89,718 64,450 The aging analysis of accounts receivable (net of impairment of accounts receivable) as of June 30, 2013 and December 31, 2012 is as follows: June 30, 2013 December 31, 2012 RMB RMB Within 1 year 88,506 64,031 Between 1 and 2 years 911 306 Between 2 and 3 years 230 29 Over 3 years 71 84 89,718 64,450 The Group offers its customers credit terms up to 180 days.

126 FINANCIAL STATEMENTS 2013 INTERIM REPORT PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS For the six months ended June 30, 2013 (Amounts in millions unless otherwise stated) Movements in the provision for impairment of accounts receivable are as follows: Six months ended June 30 2013 2012 RMB RMB At beginning of the period 585 850 Provision for impairment of accounts receivable - 1 Receivables written off as uncollectible (1) - Reversal of provision for impairment of accounts receivable (25) (18) Other - 1 At end of the period 559 834 13 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES June 30, 2013 December 31, 2012 RMB RMB Trade payables 136,934 131,928 Advances from customers 42,504 38,131 Salaries and welfare payable 9,447 4,161 Accrued expenses 23,994 141 Dividends payable 25,999 2,288 Interest payable 1,558 1,999 Construction fee and equipment cost payables 124,519 146,499 Other 23,681 26,309 388,636 351,456 Other consists primarily of customer deposits. The aging analysis of trade payables as of June 30, 2013 and December 31, 2012 is as follows: June 30, 2013 December 31, 2012 RMB RMB Within 1 year 131,791 126,933 Between 1 and 2 years 2,272 3,279 Between 2 and 3 years 1,955 818 Over 3 years 916 898 136,934 131,928

FINANCIAL STATEMENTS 127 PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS For the six months ended June 30, 2013 (Amounts in millions unless otherwise stated) 14 BORROWINGS June 30, 2013 December 31, 2012 RMB RMB Short-term borrowings excluding current portion of long-term borrowings 133,518 143,409 Current portion of long-term borrowings 50,679 7,838 184,197 151,247 Long-term borrowings 366,398 293,774 550,595 445,021 The movements in borrowings are analysed as follows: RMB Balance at January 1, 2013 445,021 Increase in borrowings 334,530 Repayments of borrowings (227,035) Currency translation differences (1,921) Balance at June 30, 2013 550,595 The following table sets out the borrowings’ remaining contractual maturities at the date of the statement of financial position, which are based on contractual earliest contractual maturity date: June 30, 2013 December 31, 2012 RMB RMB Within 1 year 203,723 166,089 Between 1 and 2 years 93,111 92,311 Between 2 and 5 years 190,444 162,992 After 5 years 145,947 83,806 633,225 505,198

128 FINANCIAL STATEMENTS 2013 INTERIM REPORT PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS For the six months ended June 30, 2013 (Amounts in millions unless otherwise stated) 15 SEGMENT INFORMATION The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Gas and Pipeline. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group presents geographical information based on entities located in regions with a similar risk profile. The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas. The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products. The Marketing segment is engaged in the marketing of The Natural Gas and Pipeline segment is engaged in the products and the sale of natural gas. The Head Office and Other segment relates to cash research and development, and other business services supporting the operating business segments of the Group. The accounting policies of the operating segments are the same as those described in Note 2 - “Basis of Preparation and Accounting Policies”.

PetroChina

FINANCIAL STATEMENTS 129

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2013
(Amounts in millions unless otherwise stated)

The segment information for the operating segments for the six months ended June 30, 2013 and 2012 are as follows:

Six months ended June 30, 2013	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Turnover	385,456	436,437	943,248	105,583	664	1,871,388
Less: intersegment sales	(306,684)	(338,619)	(119,068)	(5,845)	(76)	(770,292)
Turnover from external customers	78,772	97,818	824,180	99,738	588	1,101,096
Depreciation, depletion and amortisation	(54,294)	(9,298)	(5,319)	(6,262)	(720)	(75,893)
Profit/ (loss) from operations	98,807	(15,861)	3,428	21,882	(8,396)	99,860
Finance costs:						
Exchange gain						2,034
Exchange loss						(2,474)
Interest income						717
Interest expense						(10,735)
Total net finance costs						(10,458)
Share of profit of associates and joint ventures	2,661	(1)	477	264	958	4,359
Profit before income tax expense						93,761
Income tax expense						(21,204)
Profit for the period						72,557
Segment assets	1,083,253	350,418	394,350	421,414	1,568,842	3,818,277
Other assets						12,549
Investments in associates and joint ventures	49,011	1,029	10,631	38,288	16,147	115,106
Elimination of intersegment balances (a)						(1,604,458)
Total assets						2,341,474
Segment capital expenditure	76,446	4,440	1,625	25,160	536	108,207
Segment liabilities	417,187	140,294	215,577	169,258	745,354	1,687,670
Other liabilities						67,287
Elimination of intersegment balances (a)						(646,995)
Total liabilities						1,107,962

130 FINANCIAL STATEMENTS

2013 INTERIM REPORT

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2013
(Amounts in millions unless otherwise stated)

Six months ended June 30, 2012	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Turnover	392,460	433,149	900,111	98,062	674	1,824,456
Less: intersegment sales	(312,390)	(343,150)	(111,691)	(10,494)	(70)	(777,795)
Turnover from external customers	80,070	89,999	788,420	87,568	604	1,046,661
Depreciation, depletion and amortisation	(50,623)	(8,849)	(4,969)	(8,990)	(615)	(74,046)
Profit/ (loss) from operations	113,792	(28,875)	10,001	1,637	(5,936)	90,619
Finance costs:						
Exchange gain						1,373
Exchange loss						(1,566)
Interest income						992
Interest expense						(8,565)
Total net finance costs						(7,766)
Share of profit of associates and joint ventures	3,146	4	431	86	1,072	4,739
Profit before income tax expense						87,592
Income tax expense						(17,763)
Profit for the period						69,829
Segment assets	983,434	349,459	360,847	379,516	1,472,587	3,545,843
Other assets						1,783
Investments in associates and joint ventures	47,962	819	10,993	2,859	14,143	76,776
Elimination of intersegment balances (a)						(1,572,908)
Total assets						2,051,494
Segment capital expenditure	69,006	9,279	2,495	30,768	130	111,678
Segment liabilities	355,802	144,454	224,540	167,632	642,586	1,535,014
Other liabilities						74,848
Elimination of intersegment balances (a)						(689,510)
Total liabilities						920,352

FINANCIAL STATEMENTS 131 PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS For the six months ended June 30, 2013 (Amounts in millions unless otherwise stated) Geographical information Turnover Non-current assets (b) Six months ended June 30, 2013 2012 2013 2012 RMB RMB RMB RMB Mainland China 733,032 713,942 1,551,980 1,399,770 Other 368,064 332,719 197,513 167,694 1,101,096 1,046,661 1,749,493 1,567,464 (a) Elimination of intersegment balances represents elimination of intersegment accounts and investments. (b) Non-current assets mainly include non-current assets 16 CONTINGENT LIABILITIES (a) Bank and other guarantees At June 30, 2013 and December 31, 2012, the Group did not guarantee related parties or third parties any borrowings or others. (b) Environmental liabilities China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in adverse effect on the financial position of the Group. (c) Legal contingencies Notwithstanding certain insignificant lawsuits as that any resulting liabilities will not have a material (d) Group insurance The Group has insurance coverage for vehicles and risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

132 FINANCIAL STATEMENTS 2013 INTERIM REPORT PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS For the six months ended June 30, 2013 (Amounts in millions unless otherwise stated) 17 COMMITMENTS (a) Operating lease commitments Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from one to fifty years and usually do not contain 30, 2013 and December 31, 2012 under non-cancellable operating leases are as follows: June 30, 2013 December 31, 2012 RMB RMB No later than 1 year 5,857 6,148 Later than 1 year and no later than 5 years 19,579 19,096 Later than 5 years 75,825 77,093 101,261 102,337 (b) Capital commitments At June 30, 2013, the Group’s capital commitments contracted but not provided for mainly relating to property, plant and equipment were RMB 39,813 (December 31, 2012: RMB 47,196). (c) Exploration and production licenses The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. No payments were incurred for the six months ended June 30, 2013 (six months ended June 30, 2012: RMB nil). Estimated annual payments for the next five years June 30, 2013 RMB 2013 1,000 2014 1,000 2015 1,000 2016 1,000 2017 1,000

FINANCIAL STATEMENTS 133 PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS For the six months ended June 30, 2013 (Amounts in millions unless otherwise stated) 18 RELATED PARTY TRANSACTIONS CNPC, the controlling shareholder of the Company, is a state-controlled enterprise directly controlled by the PRC government. The PRC government is the Company’s ultimate controlling party. Related parties include CNPC and its fellow subsidiaries, their associates and joint ventures, other state-owned enterprises and their subsidiaries which the PRC over and enterprises which the Group is able to management personnel of the Company and CNPC and their close family members. (a) Transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group The Group has extensive transactions with other companies in CNPC and its fellow subsidiaries. Due to these relationships, it is possible that the terms of the transactions between the Group and other members of CNPC and its fellow subsidiaries are not the same as those that would result from transactions with other related parties or wholly unrelated parties. The principal related party transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group which were carried out in the ordinary course of business, are as follows: On August 25, 2011, based on the terms of the Comprehensive Product and Services Agreement amended in 2008, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which took effect on January 1, 2012. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by CNPC and its fellow subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price. ·Sales of goods represent the sale of crude oil, The total amount of these transactions amounted to RMB 57,994 for the six months ended June 30, 2013 (six months ended June 30, 2012: RMB 36,986). · Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 4,737 for the six months ended June 30, 2013 (six months ended June 30, 2012:RMB 4,631).

134 FINANCIAL STATEMENTS 2013 INTERIM REPORT PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS For the six months ended June 30, 2013 (Amounts in millions unless otherwise stated) · Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 147,473 for the six months ended June 30, 2013 (six months ended June 30, 2012: RMB 125,834). · Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 159 for the six months ended June 30, 2013 (six months ended June 30, 2012: RMB 123). · Amounts due from and to CNPC and its fellow subsidiaries, associates and joint ventures of the Group included in the following accounts captions are summarised as follows: June 30,2013 December 31, 2012 RMB RMB Accounts receivable 22,594 16,868 Prepayments and other receivables 37,699 18,937 Other non-current assets 7,593 8,411 Accounts payable and accrued liabilities 93,393 82,988 Other non-current liabilities 3,000 2,000 · Interest income represents interests from deposits placed with CNPC and its fellow subsidiaries. The total interest income amounted to RMB 331 for the six months ended June 30, 2013 (six months ended June 30, 2012: RMB 214). The balance of deposits at June 30, 2013 was RMB 52,489 (December 31, 2012: RMB 4,394). ·Purchases of financial services principally represents subsidiaries, insurance fees, etc. The total amount of these transactions amounted to RMB 8,593 for the six months ended June 30, 2013 (six months ended June 30, 2012: RMB 6,215). · The borrowings from CNPC and its fellow subsidiaries at 30 June 2013 were RMB 342,049 (December 31, 2012: RMB 273,086). · Rents and other payments made under financial leasing represent the payable by the Group (including all rents, leasing service fees and prices for exercising purchase options) for the period according to the financial leasing agreements entered and other payments made under financial leasing amounted 2013 (six months ended June 30, 2012: RMB nil).

PetroChina

FINANCIAL STATEMENTS 135

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2013
(Amounts in millions unless otherwise stated)

On August 25, 2011, based on the Land Use Rights Leasing Contract signed in 2000, the Company and CNPC entered into a Supplemental Land Use Rights Leasing Contract which took effect on January 1, 2012. The Supplemental Land Use Rights Leasing Contract provides for the lease of land covering an aggregate area of approximately 1,783 million square meters located throughout the PRC at a maximum annual fee of RMB 3,892. The Supplemental Land Use Rights Leasing Contract will expire at the same time as the Land Use Rights Leasing Contract. The area and total fee payable for the lease of all such property may be adjusted with the Company's operating needs and by reference to market price every three years.

On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effective thereafter. Under this contract, buildings covering an aggregate area of 734,316 square meters were leased at an average annual fee of RMB 1,049 yuan per square meter. The Revised Building Leasing Contract will expire at the same time as the Building Leasing Agreement. The area and total fee payable for the lease of all such property may, every three years, be adjusted with the Company's operating needs and by reference to market price which the adjusted prices will not exceed.

(b) Key management compensation

	Six months ended June 30	
	2013	2012
	RMB'000	RMB'000
Emoluments and other benefits	5,363	5,578
Contribution to retirement benefit scheme	392	375
	5,755	5,953

(c) Transactions with other state-controlled entities in the PRC

Apart from transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group, the Group has transactions with other state-controlled entities include but not limited to the following:

- Sales and purchases of goods and services,
- Purchases of assets,
- Lease of assets, and
- Bank deposits and borrowings

These transactions are conducted in the ordinary course of the Group's business.

DOCUMENTS AVAILABLE FOR INSPECTION The following documents will be available for inspection at the headquarters of the Company in Beijing upon request by the relevant regulatory authorities and shareholders in accordance with the Articles of Association and the laws and regulations: 1. The financial statements under the hand and seal of the Chairman Mr Zhou Jiping, Director and President Mr Wang Dongjin and Chief Financial Officer Mr Yu Yibo of the Company.2. The original copies of the documents and announcements of the Company published in the newspaper designated by the China Securities Regulatory Commission during the reporting period.3. The Articles of Association of the Company.

CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT According to the relevant provisions and requirements of the Securities Law of the People’s Republic of China and Measures for Information Disclosure of Companies Offering Shares to the Public promulgated by the China Securities Regulatory Commission, as the Directors and senior management of PetroChina Company Limited, we have carefully reviewed the interim report for 2013 and concluded that this interim report truly, objectively and completely represents the business performance of the Company in the first half of 2013, it contains no false representations, misleading statements or material omissions and complies with laws, regulations and the requirements of the China Securities Regulatory Commission. Signatures of the Directors and senior management: August 22, 2013 This interim report is prepared in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

This report is printed on recycled paper made in the People’s Republic of China.